13001245

Public Storage

2012

Annual

Report


WA 91/3
OR 39/3
CA 414/48
NV 27
UT 7
CO 59
AZ 38/4
HI 11
MN 43
WI 15
MI 43
NY 65
NH 2
MA 20
RI 2
CT 15
PA 29
NJ 56
DE 5
MD 57/6
NE 1
KS 22
OK 8
TX 237/18
MO 37
IL 126
IN 31
OH 31
KY 7
VA 78/17
NC 68
TN 27
SC 40
MS 1
AL 22
GA 95
LA 10
FL 199/3
SWEDEN 30
DENMARK 10
UNITED KINGDOM 21
NETHERLANDS 40
BELGIUM 21
GERMANY 11
FRANCE 56

PROPERTIES *(as of December 31, 2012)*

	Number of Properties	Net Rentable Square Feet
Public Storage		
Alabama	22	890,000
Arizona	38	2,314,000
California	414	27,102,000
Colorado	59	3,713,000
Connecticut	15	933,000
Delaware	5	324,000
Florida	199	13,128,000
Georgia	95	6,196,000
Hawaii	11	801,000
Illinois	126	7,904,000
Indiana	31	1,926,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	10	703,000
Maryland	57	3,404,000
Massachusetts	20	1,249,000
Michigan	43	2,755,000
Minnesota	43	2,931,000
Mississippi	1	63,000
Missouri	37	2,136,000
Nebraska	1	46,000
Nevada	27	1,818,000
New Hampshire	2	132,000
New Jersey	56	3,549,000
New York	65	4,318,000
North Carolina	68	4,704,000
Ohio	31	1,922,000
Oklahoma	8	428,000
Oregon	39	2,006,000
Pennsylvania	29	1,993,000
Rhode Island	2	64,000
South Carolina	40	2,155,000

	Number of Properties	Net Rentable Square Feet
Public Storage (cont.)		
Tennessee	27	1,528,000
Texas	237	15,687,000
Utah	7	440,000
Virginia	78	4,471,000
Washington	91	6,028,000
Wisconsin	15	968,000
	2,078	132,369,000
Shurgard Europe		
Belgium	21	1,265,000
Denmark	10	562,000
France	56	2,949,000
Germany	11	553,000
Netherlands	40	2,182,000
Sweden	30	1,629,000
United Kingdom	21	1,026,000
	189	10,166,000
Self-storage totals	2,267	142,535,000
PS Business Parks, Inc.		
Arizona	4	679,000
California	48	11,141,000
Florida	3	3,717,000
Maryland	6	2,352,000
Oregon	3	1,314,000
Texas	18	3,486,000
Virginia	17	4,165,000
Washington	3	1,479,000
	102	28,333,000
Grand Totals	2,369	170,868,000

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2012	2011	2010	2009[(1)]	2008
	(Amounts in thousands, except per share data)				
Operating Revenue	$ 1,826,729	$ 1,717,613	$ 1,613,777	$ 1,590,929	$ 1,680,198
Operating Expenses:					
Cost of operations	540,129	542,234	528,404	520,089	552,667
Depreciation and amortization	357,781	357,969	353,245	339,003	407,422
General and administrative	56,837	52,410	38,487	35,735	62,809
Asset impairment charges	—	2,186	994	—	525
	954,747	954,799	921,130	894,827	1,023,423
Operating income	871,982	762,814	692,647	696,102	656,775
Interest and other income	22,074	32,333	29,017	29,813	36,155
Interest expense	(19,813)	(24,222)	(30,225)	(29,916)	(43,944)
Equity in earnings of unconsolidated real estate entities	45,586	58,704	38,352	53,244	20,391
Foreign currency exchange gain (loss)	8,876	(7,287)	(42,264)	9,662	(25,362)
Gain on real estate sales and debt retirement	1,456	10,801	827	37,540	336,545
Income from continuing operations	930,161	833,143	688,354	796,445	980,560
Discontinued operations	12,874	3,316	7,760	(5,989)	(6,688)
Net income	943,035	836,459	696,114	790,456	973,872
Allocation (to) from noncontrolling interests	(3,777)	(12,617)	(24,076)	44,165	(38,696)
Net income allocable to Public Storage shareholders	$ 939,258	$ 823,842	$ 672,038	$ 834,621	$ 935,176
Per Common Share:					
Distributions	$ 4.40	$ 3.65	$ 3.05	$ 2.20	$ 2.80
Net income - diluted	$ 3.90	$ 3.29	$ 2.35	$ 3.47	$ 4.18
Weighted average common shares - diluted	171,664	170,750	169,772	168,768	168,675
Balance Sheet Data:					
Total assets	$ 8,793,403	$ 8,932,562	$ 9,495,333	$ 9,805,645	$ 9,936,045
Total debt	$ 468,828	$ 398,314	$ 568,417	$ 518,889	$ 643,811
Public Storage shareholders' equity	$ 8,093,756	$ 8,288,209	$ 8,676,598	$ 8,928,407	$ 8,708,995
Permanent noncontrolling interests' equity	$ 29,108	$ 22,718	$ 32,336	$ 132,974	$ 358,109
Cash Flow Information:					
Net cash provided by operating activities	$ 1,285,659	$ 1,203,452	$ 1,093,221	$ 1,112,857	$ 1,076,971
Net cash provided by (used in) investing activities	$ (290,465)	$ (81,355)	$ (266,605)	$ (91,409)	$ 340,018
Net cash used in financing activities	$ (1,117,305)	$(1,438,546)	$(1,132,709)	$ (938,401)	$ (984,076)

(1) The 2009 decreases in our revenues and operating expenses, and our increase in equity in earnings of unconsolidated real estate entities are due primarily to our disposition of a 51% interest in Shurgard Europe on March 31, 2008.

TO OUR SHAREHOLDERS

I am pleased to report another year of solid operating results, improved financial strength and portfolio growth. In addition, we continue to develop our management teams and invest in our properties. Our intrinsic or business value per share improved commensurately with our growth.

Before reviewing our 2012 results, let me review what I think should be your focus when evaluating your investment in Public Storage.

Your investment in Public Storage

Our goal is to grow free cash flow per share on a consistent, sustainable basis. Free cash flow is the funds remaining after paying expenses, maintenance capital expenditures and, for our commercial properties, tenant improvements and broker commissions, as well as preferred shareholder dividends. It represents the cash available to pay common dividends, invest in additional income generating properties or retain for future use. I frequently refer to this as "grocery money" as it is real cash like you spend at the grocery store. Since we now pay out a significant portion of our earnings in dividends, we manage for the occasional "great recession" or serious capital market dislocation.

Why do we use free cash flow on a per share basis? What owners should care about is how much each share they own is increasing in value, not the size of the domain being managed. Frequently, in corporate America, management teams focus on total revenues, total assets or market value, especially relative to public competitors. While these are interesting metrics, they rarely have anything to do with value per share.

We only issue common shares if the free cash flow and growth potential of what we are acquiring are at least equal to, and preferably greater than, the free cash flow and growth of the shares we are issuing. Rarely is that the case. In addition, given our ability to issue preferred shares at record low rates, we will almost always generate more free cash per common share by funding acquisitions with retained earnings or preferred share proceeds, instead of issuing common shares.

Over the past five, ten and 20 years, free cash flow[1], dividends, earnings and funds from operations[1] per share have increased as follows:

	2012	2007	2002	1992
Per common share:				
Free cash flow	$ 6.41	$ 4.30	$ 2.53	$ 1.14
Dividends	$ 4.40	$ 2.00	$ 1.80	$ 0.84
Earnings	$ 3.90	$ 1.17	$ 1.19	$ 0.90
Funds from operations	$ 6.31	$ 4.97	$ 2.68	$ 1.27

To date we have been successful in achieving our goal. Free cash flow per share has compounded at over 8% per year over the last five, ten and 20 year periods. Likewise, dividends per share have increased at about the same rate over the 20-year period. Those of you with a sharp eye will notice that in the last five years, dividend growth accelerated to about 17% per year and for 2013 we have increased the dividend to $5.00 per share or 14%.

View this as a catch-up from earlier years when dividend growth lagged and not something that is sustainable. Going forward, we expect increases in dividends to more closely approximate growth in free cash flow. Our dividend policy remains the same as it has been for the last 20 plus years. We will only distribute the earnings required to protect our tax status as a Real Estate Investment Trust.

(1) See accompanying schedule "Supplemental Non-GAAP Disclosures."

2012 Results

Our businesses continued to grow in 2012. Total revenues increased by 6% to \$1.83 billion from \$1.72 billion. Net operating income[2] increased by \$127 million to \$1.45 billion.

Net Operating Income

(Amounts in millions, except per share amounts)

	2012	2011	2010
U.S. self-storage operations	\$ 1,201	\$ 1,099	\$ 1,015
European self-storage operations	61	61	43
Commercial properties	105	89	85
Ancillary operations	87	78	69
Total	\$ 1,454	\$ 1,327	\$ 1,212
Free cash flow per share	\$ 6.41	\$ 5.64	\$ 4.81
Dividends per share	\$ 4.40	\$ 3.65	\$ 3.05

Free cash flow per share increased 14% and dividends per share 21%. Both were records and were achieved with lower leverage. As shown in the table, all of our businesses contributed to our growth and we expect all but one to grow in 2013.

Let's review the details of each of our businesses, what we accomplished in 2012 and the opportunities ahead of us.

U.S. Self-Storage

Our U.S. self-storage operations had a fantastic year. Lack of new supply, an improving economy and great execution led to exceptional results.

(2) See accompanying schedule "Supplemental Non-GAAP Disclosures."

Net Operating Income: U.S. Self-Storage

(Amounts in millions)

	2012	2011	2010
Same Store	$ 1,128	$ 1,045	$ 980
Acquired/redeveloped properties	73	54	35
Total	$ 1,201	$ 1,099	$ 1,015
Total assets (before depreciation reserves)	$ 11,016	$ 10,722	$ 10,537

Our skilled 5,000 member operating team is responsible for our 1.2 million customers who rent space in our 2,078 properties. We classify most of our properties as "Same Store," which we have operated on a stabilized basis for at least three years. Our Same Store properties' net operating income grew *faster* than revenues as expenses declined. We had solid expense controls in all areas and needed less marketing. Our pool of newly acquired/redeveloped properties has grown to 6% of our income compared with 3% two years ago. The recent expansion of our development/redevelopment program should accelerate this important source of growth.

All our major markets performed well. Same Store net operating income increased 8% and property occupancies averaged a record 91.8%. The 2012 self-storage operating environment was unparalleled. Virtually no new facilities were built in the last five years as financing for all but the strongest operators has evaporated.

The favorable operating environment, our solid position and experienced operations team should lead to another great year.

European Self-Storage

The European self-storage market differs from the U.S. market. Most of Western Europe has remained in a recession for the past three years. Shurgard Europe, our 49% owned European self-storage business, has been fortunate to generate modest growth in net operating income for the past several years. In 2012, its modest net operating income growth resulted primarily from reduced operating expenses. Going into 2013, the occupancy of its European Same Store properties was 80.9%, 2.7% below last year. Rising unemployment, a weak housing market and an increasing tax burden will likely preclude positive Same Store growth in 2013.

Net Operating Income: European Self-Storage

(Amounts in millions)

	2012	2011	2010
Same Store	$ 110	$ 108	$ 106
Acquired/developed properties	15	13	10
Total	$ 125	$ 121	$ 116
Public Storage's share	$ 61	$ 61	$ 43
Total assets (before depreciation reserves)	$ 1,643	$ 1,596	$ 1,618

Shurgard Europe continues to dedicate its free cash flow to reducing debt, primarily the Wells Fargo term loan, as it seeks alternative long-term financing. Unlike the U.S. banking system, many European banks still suffer from indigestion associated with soured commercial real estate loans. When combined with an absence of CMBS financing and a highly concentrated banking system (few but very large banks), financing for all but the most credit worthy real estate companies is scarce. Accordingly, Shurgard Europe either needs to become very credit worthy or limit its growth to its free cash flow (which is currently just over $100 million per year). In the near term, it is focused on becoming very credit worthy.

Marc Oursin, Shurgard Europe's Chief Executive Officer and his team are focused on sales and service execution and preparing us for the eventual improvement in the European economies.

Commercial Properties

Our investment in commercial properties consists of our wholly owned commercial properties that are generally contiguous to our self-storage properties and our 41% equity interest in PS Business Parks, Inc. (PSB). We own approximately two million square feet directly and another 12 million square feet indirectly through our investment in PSB.

The commercial property business is more economically sensitive and capital intensive than self-storage. By way of illustration, PSB's Same Park net operating income declined by 11% between 2008 and 2011, while Public Storage's Same Store net operating income only declined by 3.9% in one year, 2009. Tenant improvements, broker commissions and maintenance capital expenditures range from $1.50 per foot to $2.00 per foot, depending on economic conditions. In contrast, Public Storage pays no broker commissions or tenant improvements and our maintenance capital expenditures are about $0.55 per square foot or $70 million per year. PSB invests nearly as much capital on a 30 million square foot portfolio as Public Storage does on a 132 million square foot portfolio. Yet both companies' net operating income is about $9 per foot.

We benefit two ways from PSB's economic sensitivity. First, during economic downturns, the purchase price of most commercial real estate declines significantly. High quality properties can be acquired at significant discounts to replacement cost. Second, as the economy improves, the operating leverage of commercial real estate is far greater than self-storage, i.e., property net operating income improves faster and at a higher percentage, and the investment in broker commissions/tenant improvements declines. PSB not only successfully weathered the great recession, but in the following three years acquired a billion dollars of high quality commercial properties at significant discounts to replacement cost. In 2012, Same Park net operating income turned positive for the first time in four years. Over the next couple of years, PSB should benefit from the improving economy and the investments it made in property, people and operating systems.

In 2012, net operating income of PSB's Same Park properties grew by 0.7%, the first positive growth since 2008. Occupancy averaged 92.1%, 0.9% higher than last year and year-over-year change in realized rental rates turned positive in the fourth quarter of 2012.

Net Operating Income: Commercial Properties

(Amounts in millions)

	2012	2011	2010
PSB's Same Park operations	$ 170	$ 169	$ 177
Acquired/developed properties	60	25	10
Owned commercial properties	9	9	9
Total	$ 239	$ 203	$ 196
Public Storage's share	$ 105	$ 89	$ 85
Total assets (before depreciation reserves)	$ 3,131	$ 3,032	$ 2,444

Joe Russell, PSB's Chief Executive Officer and his management team have the focus and skills to generate significant shareholder value from both the Same Park and the newly acquired properties.

Ancillary Operations

Our ancillary businesses provide the "icing on the cake" for our self-storage business. With minimal capital investment, we sell merchandise and make available tenant insurance to customers of our self-storage business and manage third party facilities. We use the personnel, properties and operating systems of our self-storage business to sell these products. Our ancillary businesses have tremendous economics, i.e., high operating margins and lots of cash flow.

All of our ancillary businesses improved in 2012. Overall revenues and net operating income grew by 9% and 11%, respectively. With more tenants participating in the insurance program and higher average premiums than a year ago, the largest ancillary business, tenant insurance, grew revenues and net operating income by 9% and 10%, respectively.

The growth of our ancillary businesses should continue in 2013 as we add additional customers.

Net Operating Income: Ancillary Operations

(Amounts in millions)

	2012	2011	2010
Third party management	$ 2	$ 2	$ 2
Merchandise	11	7	5
Tenant reinsurance	64	58	55
European ancillary businesses	23	22	19
Total	$ 100	$ 89	$ 81
Public Storage's share	$ 87	$ 78	$ 69
Total assets (before depreciation reserves)	$ 10	$ 10	$ 10

Financing Transactions

In the last 15 months (through March 2013), we have issued $2.4 billion of preferred securities with an average coupon rate of 5.5%. Most of the net proceeds were used to redeem $2 billion of preferred securities with an average coupon rate of 6.6%.

John Reyes, our Chief Financial Officer, continues to have excellent timing capitalizing on the historical low rates for issuing preferred securities. As I wrote in last year's letter, we have become the gold standard for these securities.

The first 40 years

Public Storage was founded on August 14, 1972 and started with an initial $50,000 investment. The founders initially intended to build and sell properties, i.e., merchant building, but the Company soon began raising permanent capital in the form of limited partnerships and establishing a sustainable operating business. The first partnership offering was completed in 1976, raising $2.7 million and building three properties. Over time we raised more than $2 billion from limited partnership investors around the world, including Queen Elizabeth. Over their 36-year lives, our first partnerships generated about a 20% unleveraged annual return.

Our early success led us into diversifying with boat marinas, pizza restaurants, flower shops and securities brokerage and to incurring significant leverage. We confused being in a great business, self-storage, with managerial skills. We eventually understood that self-storage is a unique business that produces exceptional returns for owners. By the early 90's, we re-focused on our business model, deleveraged, principally through the issuance of preferred securities, and simplified our corporate structure. This process culminated in 1995 when Public Storage, the private company, became public through a reverse merger.

We again began expanding through acquisition and development, accelerating with the 1999 acquisition of Storage Trust (215 properties) and the 2006 acquisition of Shurgard (647 properties). The Shurgard acquisition took us into Europe. We also expanded our commercial property business, creating PS Business Parks in 1997 and taking it public in 1998.

We have created a dominant, leading brand in an incredible business, self-storage. We have expanded our business through ancillary operations and diversified our earnings streams with investments in Shurgard Europe and PS Business Parks. We look at these companies as part of a single organization–Public Storage. On a combined basis, we generate aggregate revenues of $2.4 billion and net operating income of $1.7 billion.

	2012 (*Amounts in millions*)	
	Revenues	**Net Operating Income**
U.S. self-storage operations	$ 1,703	$ 1,201
European self-storage operations	215	125
Commercial properties	361	239
Ancillary operations	138	100
	$ 2,417	$ 1,665

The Public Storage organization had a year-end enterprise value of about $32 billion. The Company's equity market capitalization was just under $25 billion, making it the second largest public real estate company in the world (on a rentable square foot basis, we are number three, with a combined total over 172 million square feet). The original $50,000 investment in 1972 is worth about $5 billion today and has earned over a billion dollars in dividends.

Over the past 40 years, not much has changed in our business (that is good). The key reasons people use self-storage remain the same–the four D's: downsizing, divorce, death and dislocation (job transfer, layoff, or natural disaster). Also, where and how people choose to rent a storage unit remains the same–location and price.

One thing has changed (in a big way). For many years, we were one of the largest Yellow Page advertisers in the country, spending well over $12 million per year. Now, the internet and mobile telephones have replaced the phone book. In 2012, we spent over $15 million with Google. The internet is the great equalizer, i.e., everyone can use it and it creates tremendous "price transparency." We have a big competitive advantage–our brand name. Nearly 50% of our website users reached us by specifically seeking Public Storage. Our brand name is consistently one of the top five search terms in our industry and has grown to define the self-storage category.

Earlier I noted that you should evaluate your investment in Public Storage on the basis of free cash flow. Stable, predictable and growing free cash flow per share is the hallmark of a great business. Businesses that are constantly changing or require constant capital reinvestment usually have more volatile cash flows that are harder to predict and value. Stable businesses with solid brands are just the opposite. Public Storage is the Coca-Cola of the real estate business.

Capital Deployment

During 2012, we acquired 24 properties with 1.9 million net rentable square feet for approximately $226 million. The properties are located in California, Florida, New Jersey, New York, Georgia, Hawaii, Arizona, Massachusetts, Pennsylvania and Texas. Most were owned by distressed sellers and purchased at substantial discounts to replacement cost.

In the current market environment, cheap, aggressive capital is chasing limited investment opportunities. High yield (junk) bonds are trading at historical low interest rates. These same trends have worked their way into the CMBS and bank loan markets. Stabilized properties, those with established operating histories, high occupancies and growing cash flows, are now selling at prices significantly above replacement cost. The current financing environment, while enabling us to issue preferred shares with record low coupons, makes it difficult to deploy capital with the expectation of reasonable, unleveraged returns.

The best returns from acquisitions are usually achieved when capital is scarce and expensive. In hindsight, I was far too conservative in 2008 and 2009, having had both abundant liquidity and a fortress balance sheet when the financial markets melted down. If nothing else, we should have aggressively repurchased our common shares. Unfortunately, it does not look like either interest rates or liquidity will change much in 2013. We expect to continue to issue preferred securities at record low coupons and probably increase our cash position. Longer term, two things are certain. First, the capital markets will again become constrained and the mood on Wall Street will change. Second, we will be prepared for the opportunity.

Given the current environment, we are expanding our development and redevelopment pipeline. While this should produce attractive returns on capital, in the near term we will not be doing enough to make a significant impact on our company. Long term, we anticipate this activity will be a source of growth and enhance our competitive position. At year-end, we had approximately $160 million of properties under development or redevelopment.

Conclusion

In 2012, Moody's, the rating agency, upgraded Public Storage's credit rating to "A2" with a stable outlook, making Public Storage the highest-rated real estate company in the U.S. This is a reflection of our brand name, operating systems, properties and financial strength. It is also a testament to the exceptional talents of the 5,500 people that are part of the Public Storage organization.

In 2012, we continued to build upon our competitive advantages and increase our intrinsic value per share. We expect to do the same in 2013.

Ronald L. Havner, Jr.
Chairman of the Board, Chief Executive Officer and President
March 5, 2013

CUMULATIVE TOTAL RETURN

Public Storage, S&P 500 Index and NAREIT Equity Index
December 31, 2007 - December 31, 2012



$250
$200
$150
$100
$ 50
$ 0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Public Storage
S&P 500 Index
NAREIT Equity Index

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Public Storage	$100.00	$111.91	$118.41	$152.26	$208.23	$231.54
S&P 500 Index	$100.00	$ 63.00	$ 79.67	$ 91.68	$ 93.61	$108.59
NAREIT Equity Index	$100.00	$ 62.27	$ 79.70	$101.98	$110.42	$132.18

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Shares for the five-year period ended December 31, 2012 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Shares and each index was $100 on December 31, 2007 and that all dividends were reinvested. The share price performance shown in the graph is not necessarily indicative of future price performance.

Supplemental Non-GAAP Disclosures (unaudited)

Funds from Operations ("FFO"), Free Cash Flow and Net Operating Income ("NOI") are non-GAAP measures. FFO represents net income before real estate depreciation, gains, losses and impairment charges and is considered a helpful measure of Real Estate Investment Trust ("REIT") performance, because it excludes depreciation, which assumes that real estate values diminish predictably over time, while we believe that real estate values fluctuate in response to market conditions and inflation. Free Cash Flow (often referred to by other REITs as "Funds Available for Distribution" or "FAD") represents FFO, prior to non-cash items less capital expenditures. NOI represents revenues less cost of operations (before depreciation) earned directly at the real estate locations we have an interest in. We believe that Free Cash Flow is an important supplemental measure of REIT performance and liquidity and that NOI helps investors to understand the cash flow generated by the operation of our properties. Such measures are not a substitute for net income, cash flows or other GAAP measures in evaluating our performance, liquidity or ability to pay dividends. Other REITs may compute these measures on a different basis and therefore may not be comparable to our measures. The tables below reconcile from net income to these measures and calculate FFO and Free Cash Flow on a per-share basis.

Reconciliation of Net Income to FFO and Free Cash Flow

(Amounts in millions, except per share amounts)

	For the year ended December 31,					
	2012	2011	2010	2007	2002	1992
Net income	$ 943	$ 836	$ 696	$ 487	$ 363	$ 22
Eliminate:						
Depreciation (including equity share)	434	423	415	668	203	22
Real estate gains and impairment charges, including equity share	(15)	(12)	(10)	(7)	(2)	—
	1,362	1,247	1,101	1,148	564	44
Allocation to other equity interests	(278)	(279)	(300)	(302)	(230)	(24)
FFO allocable to common shareholders	1,084	968	801	846	334	20
Eliminate non-cash items included in FFO, such as share-based compensation expense, foreign currency exchange and application of EITF D-42	85	66	93	(50)	8	—
Less – capital expenditures	(68)	(70)	(78)	(65)	(27)	(2)
Free cash flow available to common shareholders	$1,101	$ 964	$ 816	$ 731	$ 315	$ 18
Common shares outstanding	171.7	170.8	169.8	170.1	124.6	15.9
FFO per common share	$ 6.31	$ 5.67	$ 4.72	$ 4.97	$ 2.68	$ 1.27
Free cash flow per common share	$ 6.41	$ 5.64	$ 4.81	$ 4.30	$ 2.53	$ 1.14

Reconciliation of Net Income to Net Operating Income

(Amounts in millions)

	For the year ended December 31,		
	2012	2011	2010
Net income	$ 943	$ 836	$ 696
Eliminate amounts included in net income but not included in net operating income:			
Interest and other income	(22)	(32)	(29)
Depreciation and amortization, general and administrative and interest expense	434	435	422
Loss (gain) on foreign currency exchange, real estate disposition and debt retirement, discontinued operations, and asset impairment charges, net	(23)	(5)	35
Our equity share of PSB's and Shurgard Europe's depreciation, interest and other income, disposition gains, general and administrative expense, interest expense and preferred income allocations; and other equity income	122	93	88
Net operating income	$ 1,454	$ 1,327	$ 1,212

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012.

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

APR 02 2013
Washington, DC 20549

Commission File Number: 001-33519

PUBLIC STORAGE

(Exact name of Registrant as specified in its charter)

Maryland	95-3551121
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349
(Address of principal executive offices) (Zip Code)

(818) 244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a 6.875% Cumulative Preferred Share, Series O $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series P $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series Q $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.350% Cumulative Preferred Share, Series R $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 5.900% Cumulative Preferred Share, Series S $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 5.750% Cumulative Preferred Share, Series T $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 5.625% Cumulative Preferred Share, Series U $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 5.375% Cumulative Preferred Share, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 5.200% Cumulative Preferred Share, Series W $.01 par value	New York Stock Exchange
Common Shares, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the Registrant as of June 30, 2012:

Common Shares, $0.10 Par Value – $20,712,158,000 (computed on the basis of $144.41 per share which was the reported closing sale price of the Company's Common Shares on the New York Stock Exchange on June 30, 2012).

As of February 22, 2013, there were 171,728,085 outstanding Common Shares, $.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2013 are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described therein.

PART I

ITEM 1. Business

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which may cause our actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission ("SEC") including:

- general risks associated with the ownership and operation of real estate, including changes in demand, risks related to development of self-storage facilities, potential liability for environmental contamination, natural disasters and adverse changes in laws and regulations governing property tax, real estate and zoning;
- risks associated with downturns in the national and local economies in the markets in which we operate, including risks related to current economic conditions and the economic health of our tenants;
- the impact of competition from new and existing self-storage and commercial facilities and other storage alternatives;
- difficulties in our ability to successfully evaluate, finance, integrate into our existing operations, and manage acquired and developed properties;
- risks associated with international operations including, but not limited to, unfavorable foreign currency rate fluctuations, refinancing risk of affiliate loans from us, and local and global economic uncertainty that could adversely affect our earnings and cash flows;
- risks related to our participation in joint ventures;
- the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing environmental, taxes and tenant insurance matters and real estate investment trusts ("REITs"), and risks related to the impact of new laws and regulations;
- risk of increased tax expense associated either with a possible failure by us to qualify as a REIT, or with challenges to intercompany transactions with our taxable REIT subsidiaries;
- disruptions or shutdowns of our automated processes, systems and the Internet or breaches of our data security;
- risks associated with the self-insurance of certain business risks, including property and casualty insurance, employee health insurance and workers compensation liabilities;
- risks related to the concentration of approximately 20% of our facilities in California;

- difficulties in raising capital at a reasonable cost; and

- economic uncertainty due to the impact of terrorism or war.

These forward looking statements speak only as of the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirety by this statement. We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of these forward looking statements, except as required by law. Given these risks and uncertainties, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance.

General

Public Storage was organized in 1980. Effective June 1, 2007, we reorganized Public Storage, Inc. into Public Storage (referred to herein as "the Company", "the Trust", "we", "us", or "our"), a Maryland real estate investment trust ("REIT").

At December 31, 2012, our principal business activities are as follows:

(i) Domestic Self-Storage: We acquire, develop, own, and operate self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the United States ("U.S."). We have direct and indirect equity interests in 2,078 self-storage facilities (132 million net rentable square feet of space) located in 38 states within the U.S. operating under the "Public Storage" brand name.

(ii) European Self-Storage: We have a 49% equity interest in Shurgard Europe, with an institutional investor owning the remaining 51% interest. Shurgard Europe owns 188 self-storage facilities (10 million net rentable square feet of space) located in seven countries in Western Europe which operate under the "Shurgard" brand name, and manages one facility located in the United Kingdom that we wholly own. We believe Shurgard Europe is the largest owner and operator of self-storage facilities in Western Europe.

(iii) Commercial: We have a 41% equity interest in PS Business Parks, Inc. ("PSB"), a publicly held REIT which owns and operates 28.3 million net rentable square feet of commercial space. We also wholly-own 1.4 million net rentable square feet of commercial space, substantially all of which is managed by PSB.

We conduct certain other activities that are not reported as separate segments including (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) the sale of merchandise at our self-storage facilities and (iii) management of self-storage facilities owned by third-party owners and entities that we have an ownership interest in but are not consolidated.

For all periods presented herein, we have elected to be treated as a REIT, as defined in the Internal Revenue Code. As a REIT, we do not incur federal income tax on our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) that is fully distributed each year (for this purpose, certain distributions paid in a subsequent year may be considered), and if we meet certain organizational and operational rules. We believe we have met these requirements in all periods presented herein, and we expect to continue to elect and qualify as a REIT.

We report annually to the SEC on Form 10-K, which includes financial statements certified by our independent registered public accountants. We have also reported quarterly to the SEC on Form 10-Q, which includes unaudited financial statements with such filings. We expect to continue such reporting.

On our website, www.publicstorage.com, we make available, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Competition

We believe that storage customers generally store their goods within a five mile radius of their home or business, and most of our facilities compete with other nearby self-storage facilities for these customers. Our competitors attract customers using the same marketing channels we use, including Internet advertising, yellow pages, signage, and banners. We believe customers usually have many choices among local operators, each who can meet their storage needs, and as a result, competition is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities.

While competition is significant, the self-storage industry remains fragmented in the U.S. We believe that we own approximately 5% of the aggregate self-storage square footage in the U.S., and that collectively the five largest self-storage operators in the U.S. own approximately 11%, with the remaining 89% owned by numerous private regional and local operators. This market fragmentation enhances the advantage of our economies of scale and brand name recognition. Our economies of scale are driven primarily by our concentration in major metropolitan markets; approximately 71% of our same-store revenues for 2012 were in the 20 Metropolitan Statistical Areas ("MSA's", as defined by the U.S. Census Bureau) with the highest population levels.

The fragmentation in the self-storage market also provides opportunities for us to acquire additional facilities; however, we compete for these acquisition opportunities with a wide variety of institutions and other investors who also view self-storage facilities as attractive investments. The amount of capital available for real estate investments greatly influences the competition for ownership interests in facilities and, by extension, the yields that we can achieve on newly acquired investments.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our centralized reporting and information network enables us to identify changing market conditions and operating trends as well as analyze customer data, and quickly change each of our individual properties' pricing and promotional discounting on an automated basis.

Convenient shopping experience: Customers can conveniently shop the space available at our facilities, reviewing attributes such as facility location, size, amenities such as climate-control, as well as pricing, and learn about ancillary businesses through the following marketing channels:

- ***Our Website:*** The online marketing channel continues to grow in prominence, with approximately 47% of our move-ins in 2012 sourced through our website, as compared to 36% in 2010. In addition, we believe that many of our customers who directly call our call center, or who move-in to a facility on a walk-in basis, have often already reviewed our pricing and space availability through our website. We invest extensively in advertising on the Internet to attract potential customers, primarily through the use of search engines, and we regularly update and improve our website to enhance its productivity.

- ***Our Call Center:*** Our call center is staffed by sales specialists who are trained in phone selling skills. Customers reach our call center by calling i) our advertised toll-free telephone referral number, (800) 44-STORE, ii) an individual storage location's telephone number advertised on each sign of our storage facilities, or iii) telephone numbers provided on our website. We believe giving customers the option to interact with a call center agent, despite the higher marginal cost relative to an internet reservation, enhances our ability to close sales with potential storage customers.

- ***Walk-In:*** Customers can also shop at any one of our facilities. Property managers access the same information that is available on our website and to our call center agents, and can inform the customer of storage alternatives at that site or our other nearby storage facilities. Property managers are extensively trained to maximize the conversion of such "walk in" shoppers into customers.

Economies of scale: We are the largest provider of self-storage space in the U.S. As of December 31, 2012, we operated 2,078 self-storage facilities in which we had an interest with over one million self-storage spaces rented. These facilities are generally located in major markets within 38 states in the U.S. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues through the centralization of many functions, such as facility maintenance, employee compensation and benefits programs, revenue management, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

Our market share and concentration in major metropolitan centers makes various promotional and media programs more cost-beneficial for us than for our competitors. As noted above, approximately 71% of our same-store revenues for 2012 were in the 20 MSA's with the highest population levels. Our large market share and well-recognized brand name increases the likelihood that our facilities will appear prominently in unpaid search results for "self-storage" in Google and other search engines, and enhances the efficiency of our bidding for paid multiple-keyword advertising. We can use television advertising in many markets, while most of our competitors cannot do so cost-effectively.

Brand name recognition: We believe that the "Public Storage" brand name is the most recognized and established name in the self-storage industry in the U.S, due to our national reach in major markets in 38 states, and our highly visible facilities, with their distinct orange colored doors and signage, that are located principally in heavily populated areas. We believe the "Public Storage" name is one of the most frequently used search terms used by customers using Internet search engines for self-storage. We believe that the "Shurgard" brand, used by Shurgard Europe, is a similarly established and valuable brand in Europe. We believe that the awareness of our brand name results in a high percentage of potential storage customers considering our facilities, relative to other operators.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our existing self-storage facilities, (ii) acquiring more facilities, (iii) developing new self-storage space, (iv) participating in the growth of commercial facilities, primarily through our investment in PSB, and (v) participating in the growth of Shurgard Europe. While our long-term strategy includes each of these elements, in the short run the level of growth in our asset base in any period is dependent upon the cost and availability of capital, as well as the relative attractiveness of investment alternatives.

Improve the operating performance of existing facilities: We seek to increase the net cash flow generated by our existing self-storage facilities by a) regularly analyzing our call volume, reservation activity, move-in/move-out rates and other market supply and demand factors and responding by adjusting our marketing activities and rental rates, b) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and c) controlling operating costs. We believe that our property management personnel, systems, our convenient shopping options for the customer, and our media advertising programs will continue to enhance our ability to meet these goals.

Acquire properties owned or operated by others in the U.S.: We seek to capitalize on the fragmentation of the self-storage business through acquiring attractively priced, well-located existing self-storage facilities. We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities. Data on the rental rates and occupancy levels of our existing facilities provide us an advantage in evaluating the potential of acquisition opportunities. Over the past three years, we have acquired 77 facilities from third parties (5.5 million net rentable square feet) for approximately $546 million, including 24 facilities (1.9 million net rentable square feet) for approximately $226 million in 2012. The level of third-party acquisition opportunities available depends upon many factors, such as the motivation of potential sellers to liquidate their investments as well as the financing available to self-storage owners. We decide whether to pursue any such acquisition opportunities based upon many factors including our opinion as to the potential for future growth, the quality of construction and location, and our yield expectations. We will continue to seek to acquire properties in 2013.

Develop new self-storage space: The development of new self-storage locations and the expansion of existing self-storage facilities has been, from time to time, an important source of growth. Over the past three years our development activities were minimal. We have recently expanded our development efforts due in part to the significant increase in prices being paid for existing facilities, in many cases well above the cost of developing new facilities. At December 31, 2012, we had a development pipeline of projects to expand existing self-storage facilities and develop new self-storage facilities, which will add approximately 1.3 million net rentable square feet of self-storage space. The aggregate cost of these projects is estimated at $169 million, of which $36 million had been incurred at December 31, 2012, and the remaining costs will be incurred principally in 2013. Some of these projects are subject to significant contingencies such as entitlement approval. We expect to continue to seek additional development projects and have hired additional personnel; however, due to the difficulty in finding projects that meet our risk-adjusted yield expectations, as well as the difficulty in obtaining building permits for self-storage activities in certain municipalities, it is uncertain as to how much additional development we will undertake in the future.

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: Our investment in PSB provides us diversification into another asset type, and we have no plans of disposing of our investment in PSB. During 2010 and 2011, the challenging economic trends in commercial real estate resulted in year over year decreases in rental income for PSB's "Same Park" facilities. During 2012, economic trends have improved, and PSB's "Same Park" facilities had growth in rental income. It is uncertain what impact these trends will have on PSB's future occupancy levels and rental income.

Over the past three years, PSB has been able to grow its portfolio through acquisitions. In 2010 and 2011, PSB acquired an aggregate total of 7.9 million net rentable square feet of commercial space for an aggregate purchase price of approximately $855.2 million, and in 2012, PSB acquired 1.2 million net rentable square feet for an aggregate purchase price of $52.5 million. PSB is a stand-alone public company traded on the New York Stock Exchange. As of December 31, 2012, PSB owned and operated approximately 28.3 million net rentable square feet of commercial space, and had an enterprise value of approximately $3.4 billion (based upon the trading price of PSB's common stock combined with the liquidation value of its debt and preferred stock as of December 31, 2012).

Participate in the growth of European self-storage through ownership in Shurgard Europe: Shurgard Europe is the largest self-storage company in Western Europe, and owns and operates 188 facilities with approximately 10 million net rentable square feet in seven countries: France (principally Paris), Sweden (principally Stockholm), the United Kingdom (principally London), the Netherlands, Denmark (principally Copenhagen), Belgium and Germany. We own 49% of Shurgard Europe, with the other 51% owned by a large U.S. institutional investor.

Customer awareness and availability of self-storage is significantly lower in Shurgard Europe's markets than in the U.S. With more awareness and product supply, we believe there is potential for increased demand for storage space in Europe. In the long run, we believe Shurgard Europe could capitalize on potential increased demand through the development of new facilities or, to a lesser extent, acquiring existing facilities.

Shurgard Europe has a term loan from a bank (the "Bank Loan") with a balance of approximately €159.5 million ($210.8 million) at December 31, 2012, which matures in November 2014. Shurgard Europe also has a loan due to us totaling €311.0 million ($411.0 million) at December 31, 2012, which matures in February

2015. The Bank Loan requires Shurgard Europe to utilize a significant amount of its operating cash flow to reduce the outstanding principal. As a result, and in the absence of additional capital contributions by either us or our joint venture partner, Shurgard Europe's ability to finance new investments will be constrained until its debt is refinanced.

Financing of the Company's Growth Strategies

Overview of financing strategy: We have historically financed our investment activities with permanent capital, predominantly retained cash flow, the net proceeds from the issuance of preferred securities and common shares. Since we rarely dispose of our investments, we believe that financing with substantially permanent capital properly matches our long-lived real estate assets and avoids future refinancing risk. Further, we have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intention is to continue to finance substantially all our growth with internally generated cash flows and permanent capital. We believe that we are not dependent upon raising capital to fund our ongoing operations or meet our obligations. However, in order to grow our asset base, access to capital is important.

Issuance of preferred and common securities: When seeking capital, we generally select the lowest-cost form of permanent capital which is dependent on market conditions. During periods of favorable market conditions, we have generally been able to raise capital from preferred securities at an attractive cost of capital relative to the issuance of our common shares. During the years ended December 31, 2012 and 2011, we issued approximately $1.7 billion and $862.5 million, respectively, of preferred securities, and on January 16, 2013, we issued another $500.0 million of preferred securities. In December 2012, we raised approximately $101 million from the sale of Public Storage common shares owned by a wholly-owned subsidiary, which will enable that subsidiary to efficiently liquidate.

Borrowing on Line of Credit: We have in the past used our $300 million revolving line of credit as temporary "bridge" financing, and repaid borrowings with permanent capital. Most recently, on December 27, 2012, we borrowed $133.0 million on our line of credit to fund a portion of cash redemption costs for preferred securities, and on January 16, 2013 all outstanding amounts were repaid following the issuance of preferred securities.

Borrowing through mortgage loans or senior debt: While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Debt" below.

Our senior debt has an "A" credit rating by Standard and Poor's. Notwithstanding our desire to continue to meet our capital needs with permanent capital, this high rating, combined with our low level of debt, could allow us to issue a significant amount of unsecured debt at lower interest rates than the coupon on preferred securities if we were to choose to do so.

Assumption of Debt: When we have assumed debt in the past, we have generally prepaid such amounts except in cases where the nature of the loan terms did not allow such prepayment, or where a prepayment penalty made it economically disadvantageous to prepay. Substantially all of our debt outstanding was assumed in connection with real estate acquisitions.

Issuance of securities in exchange for property: We have issued both our common and preferred securities in exchange for real estate and other investments in the past. Future issuances will be dependent upon our financing needs and capital market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: In the past, we have formed joint ventures, and in the future we may form additional joint ventures to facilitate the funding of future developments or acquisitions. However, we can generally issue preferred securities on more favorable terms than joint venture financing.

Disposition of properties: Generally, we have disposed of self-storage facilities only when compelled to do so through condemnation proceedings. We do not presently intend to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Unconsolidated Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by our Board of Trustees without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage facilities (the nature of our self-storage facilities is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage facilities.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name in the U.S., as well as storage facilities managed in Europe under the "Shurgard" brand name which are owned by Shurgard Europe.

- Additional acquired interests in real estate (other than the acquisition of properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

Facilities Owned by Subsidiaries

In addition to our direct ownership of 2,049 self-storage facilities in the U.S. and one self-storage facility in London, England at December 31, 2012, we have controlling indirect interests in entities that own 15 self-storage facilities in the U.S. with approximately one million net rentable square feet. Due to our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities in our financial statements.

Facilities Owned by Unconsolidated Real Estate Entities

At December 31, 2012, we had ownership interests in entities that we do not control or consolidate, comprised of PSB, Shurgard Europe (discussed above), and various limited partnerships that own an aggregate of 14 self-storage facilities with approximately 0.8 million net rentable square feet of storage space. These entities are referred to collectively as the "Unconsolidated Real Estate Entities."

PSB, which files financial statements with the SEC, and Shurgard Europe, have debt and other obligations that we do not consolidate in our financial statements. None of the other Unconsolidated Real Estate Entities have significant amounts of debt or other obligations. See Note 4 to our December 31, 2012 financial statements for further disclosure regarding the assets, liabilities and operating results of the Unconsolidated Real Estate Entities.

Limitations on Debt

Without the consent of holders of the various series of Senior Preferred Shares, we may not take any action that would result in our "Debt Ratio" exceeding 50%. "Debt Ratio", as defined in the related governing documents, represents generally the ratio of debt to total assets before accumulated depreciation and amortization on our balance sheet, in accordance with U.S. generally accepted accounting principles. As of December 31, 2012, the Debt Ratio was approximately 4%.

Our bank and senior unsecured debt agreements contain various customary financial covenants, including limitations on the level of indebtedness and the prohibition of the payment of dividends upon the occurrence of defined events of default. We believe we have met each of these covenants as of December 31, 2012.

Employees

We have approximately 5,000 employees in the U.S. at December 31, 2012 who render services on behalf of the Company, primarily personnel engaged in property operations.

Seasonality

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Insurance

We have historically carried customary property, earthquake, general liability, medical insurance provided to our employees, and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of approximately $75 million for property losses and $102 million for general liability losses are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $5.0 million resulting from any one individual event, to a limit of $15.0 million. At December 31, 2012, there were approximately 700,000 certificate holders held by our self-storage tenants participating in this program, representing aggregate coverage of approximately $1.5 billion. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

ITEM 1A. <u>Risk Factors</u>

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in **Forward Looking Statements** at the beginning of Item 1.

We have significant exposure to real estate risk.

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate that can adversely impact our business and financial condition. These risks include the following:

Natural disasters or terrorist attacks could cause damage to our facilities, resulting in increased costs and reduced revenues. Natural disasters, such as earthquakes, hurricanes and floods, or terrorist attacks could cause significant damage and require significant repair costs, and make facilities temporarily uninhabitable, reducing our revenues. Damage and business interruption losses could exceed the aggregate limits of our insurance coverage. In addition, because we self-insure a portion of our risks, losses below a certain level may not be covered by insurance. See Note 13 to our December 31, 2012 financial statements for a description of the risks of losses that are not covered by third-party insurance contracts. We may not have sufficient insurance coverage for losses caused by a terrorist attack, or such insurance may not be maintained, available or cost-effective. In addition, significant natural disasters, terrorist attacks, threats of future terrorist attacks, or resulting wider armed conflicts could have negative impacts on the U.S. economy, reducing storage demand and impairing our operating results.

Operating costs could increase. We could be subject to increases in insurance premiums, increased or new property tax assessments or other taxes, repair and maintenance costs, payroll, utility costs, workers compensation, and other operating expenses due to various factors such as inflation, labor shortages, commodity and energy price increases.

The acquisition of existing properties is subject to risks that may adversely affect our growth and financial results. We have acquired material amounts of self-storage facilities from third parties in the past, and we expect to continue to do so in the future. We face significant competition for suitable acquisition properties from other real estate investors. As a result, we may be unable to acquire additional properties we desire or the purchase price for desirable properties may be significantly increased. Failures or unexpected circumstances in integrating newly acquired properties into our operations or circumstances we did not detect during due diligence, such as environmental matters, needed repairs or deferred maintenance, or the effects of increased property tax following reassessment of a newly-acquired property, as well as the general risks of real estate investment, could jeopardize realization of the anticipated earnings from an acquisition.

Development of self-storage facilities can subject us to risks. At December 31, 2012, we have a pipeline of development projects totaling $169 million (subject to contingencies), and we expect to continue to seek additional development projects. There are significant risks involved in developing self-storage facilities, such as delays or cost increases due to changes in or failure to meet government or regulatory requirements, weather issues, unforeseen site conditions, or personnel problems. Self-storage space is generally not pre-leased, and rent-up of newly developed space can be delayed or ongoing cash flow yields can be reduced due to competition, reductions in storage demand, or other factors.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2012. Competition in the local market areas in which many of our properties are located is significant and has affected our occupancy levels, rental rates and operating expenses. If development of self-storage facilities by other operators were to increase, due to increases in availability of funds for investment or other reasons, competition with our facilities could intensify.

We may incur significant liabilities from hazardous wastes or moisture infiltration. Existing or future laws impose or may impose liability on us to clean up environmental contamination on or around properties that we currently or previously owned or operated, even if we weren't responsible for or aware of the environmental contamination or even if such environmental contamination occurred prior to our involvement with the property. We have conducted preliminary environmental assessments on most of our properties, which have not identified material liabilities. These assessments, commonly referred to as "Phase 1 Environmental Assessments," include an investigation (excluding soil or groundwater sampling or analysis) and a review of publicly available information regarding the site and other nearby properties.

We are also subject to potential liability relating to moisture infiltration, which can result in mold or other damage to our or our tenants' property, as well as potential health concerns. When we receive a complaint or otherwise become aware that an air quality concern exists, we implement corrective measures and seek to work proactively with our tenants to resolve issues, subject to our contractual limitations on liability for such claims.

We are not aware of any hazardous waste or moisture infiltration related liabilities that could be material to our overall business, financial condition, or results of operation. However, we may not have detected all material liabilities, we could acquire properties with material undetected liabilities, or new conditions could arise or develop in the future. Settling any such liabilities could negatively impact our earnings and cash available for distribution to shareholders, and could also adversely affect our ability to sell, lease, operate, or encumber affected facilities.

We incur liability from tenant and employment-related claims. From time to time we have to make monetary settlements or defend actions or arbitration (including class actions) to resolve tenant or employment-related claims and disputes.

Economic conditions can adversely affect our business, financial condition, growth and access to capital.

Our revenues and operating cash flow can be negatively impacted by reductions in employment and population levels, household and disposable income, and other general economic factors that lead to a reduction in demand for rental space in each of the markets in which we operate our properties.

Our ability to issue preferred shares or access other sources of capital, such as borrowing, has been in the past, and may in the future be, adversely affected by challenging credit market conditions. The issuance of perpetual preferred securities historically has been a significant source of capital to grow our business. We believe that we have sufficient working capital and capacity under our credit facilities and our retained cash flow from operations to continue to operate our business as usual and meet our current obligations. However, if we were unable to issue preferred shares or borrow at reasonable rates, prospective earnings growth through expanding our asset base would be limited.

We have exposure to European operations through our ownership in Shurgard Europe.

As a result of our ownership of 49% of the equity in Shurgard Europe with a book value of $411.1 million at December 31, 2012, and our loan to Shurgard Europe totaling $411.0 million at December 31, 2012, we are exposed to additional risks related to the ownership and operation of international businesses that may adversely impact our business and financial results, including the following:

- *Currency risks:* Currency fluctuations can impact the fair value of our investment in, and loan to Shurgard Europe, as well as the related income we receive.

- *Legislative, tax, and regulatory risks:* We are subject to complex foreign laws and regulations related to permitting and land use, the environment, labor, and other areas, as well as income, property, sales, value added and employment tax laws. These laws can be difficult to apply or interpret and can vary in each country or locality, and are subject to unexpected changes in their form and application due to regional, national, or local political uncertainty and other factors. Such changes, or Shurgard's failure to comply with these laws, could subject it to penalties or other sanctions, adverse changes in business processes, as well as potentially adverse income tax, property tax, or other tax burdens.

- *Impediments to capital repatriation could negatively impact the realization of our investment in Shurgard Europe:* Laws in Europe and the U.S. may create, impede or increase the cost to Public Storage of, repatriation of funds we have invested in Shurgard Europe or our share of Shurgard Europe's earnings.

- *Risks of collective bargaining and intellectual property:* Collective bargaining, which is prevalent in certain areas in Europe, could negatively impact Shurgard Europe's labor costs or operations.

- *Potential operating and individual country risks:* Economic slowdowns or extraordinary political or social change in the countries in which it operates could pose challenges or result in future reductions of Shurgard Europe's same-store revenues.

- *Impediments of Shurgard Europe's joint venture structure:* Shurgard Europe's significant decisions, involving activities such as borrowing money, capital contributions, raising capital from third parties, as well as selling or acquiring significant assets, require the consent of our joint venture partner. As a result, Shurgard Europe may be precluded from taking advantage of opportunities that we would find attractive. In addition, we could be unable to separately pursue such opportunities due to certain market exclusivity provisions of the Shurgard Europe joint venture agreement, and our 49% equity investment may not be easily sold or readily accepted as collateral by potential lenders to Public Storage due to the joint venture structure.

- *Refinancing risks:* Shurgard Europe has a loan due to a bank (the "Bank Loan"), maturing in November 2014, totaling $210.8 million (€159.5 million), and a loan due to us, maturing in February 2015, totaling $411.0 million at December 31, 2012. As a condition of the Bank Loan, Shurgard Europe must use most of its available cash flow to make principal payments on the Bank Loan. As a result, the Bank Loan will be paid down and mature before ours, increasing the risk of nonpayment or default on our loan. In addition, if Shurgard Europe cannot refinance its debt upon maturity due to a constrained credit market, negative operating trends, or other factors, it may not be able to pay either the Bank Loan or our loan when due and the value of our equity investment could be negatively impacted. We may also be forced to pursue less advantageous options, such as an additional equity contribution or loan, extending the maturity date of our loan, or exercising our lender rights.

The Hughes Family could control us and take actions adverse to other shareholders.

At December 31, 2012, B. Wayne Hughes, our former Chairman, and his family, which includes two members of the board of trustees (the "Hughes Family") owned approximately 15.9% of our aggregate outstanding common shares. Our declaration of trust permits the Hughes Family to own up to 35.66% of our outstanding common shares while it generally restricts the ownership by other persons and entities to 3% of our outstanding common shares. Consequently, the Hughes Family may significantly influence matters submitted to a vote of our shareholders, including electing trustees, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, resulting in an outcome that may not be favorable to other shareholders.

Takeover attempts or changes in control could be thwarted, even if beneficial to shareholders.

In certain circumstances, shareholders might desire a change of control or acquisition of us, in order to realize a premium over the then-prevailing market price of our shares or for other reasons. However, the following could prevent, deter, or delay such a transaction:

- Provisions of Maryland law may impose limitations that may make it more difficult for a third party to negotiate or effect a business combination transaction or control share acquisition with Public Storage. Currently, the Board has opted not to subject the Company to these provisions of Maryland law, but it could choose to do so in the future without shareholder approval.

- To protect against the loss of our REIT status due to concentration of ownership levels, our declaration of trust generally limits the ability of a person, other than the Hughes Family or "designated investment entities" (each as defined in our declaration of trust), to own, actually or constructively, more than 3% of our outstanding common shares or 9.9% of the outstanding shares of any class or series of preferred or equity shares, in either case unless a specific exemption is granted by our board of trustees. These limits could discourage, delay or prevent a transaction involving a change in control of our company not approved by our board of trustees.

- Similarly, current provisions of our declaration of trust and powers of our Board of Trustees could have the same effect, including (1) limitations on removal of trustees in our declaration of trust, (2) restrictions on the acquisition of our shares of beneficial interest, (3) the power to issue additional common shares, preferred shares or equity shares on terms approved by the Board without obtaining shareholder approval, (4) the advance notice provisions of our bylaws and (5) the Board's ability under Maryland law, without obtaining shareholder approval, to implement takeover defenses that we may not yet have and to take, or refrain from taking, other actions that could have the effect of delaying, deterring or preventing a transaction or a change in control.

If we failed to qualify as a REIT, we would have to pay substantial income taxes.

REITs are subject to a range of complex organizational and operational requirements. A qualifying REIT does not generally incur federal income tax on its net income that is distributed to its shareholders. Our REIT status is also dependent upon the ongoing REIT qualification of our affiliate, PSB, as a REIT, as a result of our substantial ownership interest in that company. We believe that we are organized and have operated as a REIT and we intend to continue to operate to maintain our REIT status.

There can be no assurance that we qualify or will continue to qualify as a REIT. The highly technical nature of the REIT rules, the ongoing importance of factual determinations, the possibility of unidentified issues in prior periods or changes in our circumstances, all could adversely affect our ability to comply. For any taxable year that we fail to qualify as a REIT and statutory relief provisions did not apply, we would be taxed at the regular federal corporate rates on all of our taxable income and we also could be subject to penalties and interest. We would generally not be eligible to seek REIT status again until the fifth taxable year after the first year of failure to qualify. Any taxes, interest and penalties incurred would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings, which could have a material adverse effect.

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" for federal income tax purposes, and are taxable as regular corporations and subject to certain limitations on intercompany transactions. If tax authorities determine that amounts paid by our taxable REIT subsidiaries to us are greater than what would be paid under similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on the excess payments, and ongoing intercompany arrangements could have to change, resulting in higher ongoing tax payments. To the extent the Company is required to pay federal, foreign, state or local taxes or federal penalty taxes, we will have less cash available for distribution to shareholders.

We are heavily dependent on computer systems, telecommunications and the Internet to process transactions, summarize results and manage our business and security breaches or a failure of such networks, systems or technology could adversely impact our business and customer relationships.

We are heavily dependent upon automated information technology and Internet commerce, with approximately half of our new tenants coming from the telephone or over the Internet, and the nature of our business involves the receipt and retention of personal information about our customers. We centrally manage significant components of our operations with our computer systems, including our financial information, and we also rely extensively on third-party vendors to retain data, process transactions and provide other systems services. These systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer worms, viruses and other destructive or disruptive security breaches and catastrophic events.

As a result, our operations could be severely impacted by a natural disaster, terrorist attack or other circumstance that resulted in a significant outage at our systems or those of our third party providers, despite our use of back up and redundancy measures. Further, viruses and other related risks could negatively impact our information technology processes. We could also be subject to a "cyber-attack" or other data security breach which would penetrate our network security, resulting in misappropriation of our confidential information, including customer personal information. System disruptions and shutdowns could also result in additional costs to repair or replace such networks or information systems and possible legal liability, including government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue leasing our self-storage facilities. Such events could lead to lost future sales and adversely affect our results of operations.

We have no ownership interest in Canadian self-storage facilities owned or operated by the Hughes Family.

At December 31, 2012, the Hughes Family had ownership interests in, and operated, 53 self-storage facilities in Canada (the "Canadian Self-Storage Facilities"). These facilities are operated under the "Public Storage" tradename, which we license to the Hughes Family for use in Canada on a royalty-free, non-exclusive basis. We have a right of first refusal, subject to limitations, to acquire the stock or assets of the corporation engaged in the operation of the Canadian Self-Storage Facilities if the Hughes Family or the corporation agrees to sell them. However, we do not benefit from profits or potential appreciation in value of the Canadian Self-Storage Facilities because we have no ownership interest in these facilities. We do not operate in the Canadian self-storage market, and have no plans to do so. However, if we choose to do so without acquiring the Hughes Family interests in the Canadian Self-Storage Facilities, we may have to share the use of the "Public Storage" name in Canada with the Hughes Family, unless we are able to terminate the license agreement.

Through our subsidiaries, we reinsure risks relating to loss of goods stored by tenants in the Canadian Self-Storage Facilities. During each of the three years ended December 31, 2012, we received $0.6 million in reinsurance premiums attributable to the Canadian Self-Storage Facilities. Because our right to earn these premiums may be qualified, there is no assurance that these premiums will continue.

We are subject to laws and governmental regulations and actions that require us to incur compliance costs affecting our operating results and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal, state and local laws, regulations and policies including those imposed by the SEC, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and New York Stock Exchange, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance, restatement of our financial statements and could also affect the marketability of our real estate facilities.

The Patient Protection and Affordable Care Act as well as other healthcare reform legislation recently passed or being considered by Congress and state legislatures (collectively, the "Healthcare Legislation") are expected to impact our business beginning in 2014. Based on its current form, we believe that the Healthcare Legislation will at least moderately increase our costs; however, there could be a significant further negative impact to our costs and business depending upon how the various governmental agencies design and implement the specific regulations to implement the Patient Protection and Affordable Care Act, the nature of further legislation that may be passed at the national and local level, and other factors.

In response to current economic conditions or the current political environment or otherwise, laws and regulations could be implemented or changed in ways that adversely affect our operating results and financial condition, such as legislation that could facilitate union activity or that would otherwise increase operating costs.

All our properties must comply with the Americans with Disabilities Act and with related regulations and similar state law requirements, as well as various real estate and zoning laws and regulations, which are subject to change and could become more costly to comply with in the future. Compliance with these requirements can require us to incur significant expenditures, which would reduce cash otherwise available for distribution to shareholders. A failure to comply with these laws could lead to fines or possible awards of damages to individuals affected by the non-compliance. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

Our tenant insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold Limited Lines Self-Service Storage Insurance Agent licenses from a number of individual state Departments of Insurance and are subject to state governmental regulation and supervision. Our continued ability to maintain these Limited Lines Self-Service Storage Insurance Agent licenses in the jurisdictions in which we are licensed depends on our compliance with related rules and regulations. The regulatory authorities in each jurisdiction generally have broad discretion to grant, renew and revoke licenses and approvals, to promulgate, interpret, and implement regulations, and to evaluate compliance with regulations through periodic examinations, audits and investigations of the affairs of insurance agents. As a result of regulatory or private action in any jurisdiction, we may be temporarily or permanently suspended from continuing some or all of our reinsurance activities, or otherwise fined or penalized or suffer an adverse judgment. For the year ended December 31, 2012, we recorded a total of $63.5 million in net income from our tenant reinsurance activities.

Developments in California may have an adverse impact on our business and financial results.

Approximately one fifth of our U.S. properties, and our corporate headquarters, are located in California. California is facing budgetary problems and deficits. Actions that may be taken in response to these problems, such as increases in property taxes, changes to sales taxes, adoption of a proposed "Business Net Receipts Tax" or other governmental efforts to raise revenues, could adversely impact our business and results of operations. There has been legislative discussion regarding the repeal of certain components of "Proposition 13," which, if so repealed, could result in a substantial increase in our property tax expense.

ITEM 1B. **Unresolved Staff Comments**

None.

ITEM 2. Properties

At December 31, 2012, we had direct and indirect ownership interests in 2,078 self-storage facilities located in 38 states within the U.S. and 189 storage facilities located in seven Western European nations:

	At December 31, 2012	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
U.S.:		
California:		
Southern	241	16,904
Northern	173	10,198
Texas	237	15,687
Florida	199	13,128
Illinois	126	7,904
Georgia	95	6,196
Washington	91	6,028
North Carolina	68	4,704
Virginia	78	4,471
New York	65	4,318
Colorado	59	3,713
New Jersey	56	3,549
Maryland	57	3,404
Minnesota	43	2,931
Michigan	43	2,755
Arizona	38	2,314
South Carolina	40	2,155
Missouri	37	2,136
Oregon	39	2,006
Pennsylvania	29	1,993
Indiana	31	1,926
Ohio	31	1,922
Nevada	27	1,818
Tennessee	27	1,528
Kansas	22	1,310
Massachusetts	20	1,249
Wisconsin	15	968
Other states (12 states)	91	5,154
Total – U.S.	2,078	132,369
Europe (b):		
France	56	2,949
Netherlands	40	2,182
Sweden	30	1,629
Belgium	21	1,265
United Kingdom	21	1,026
Denmark	10	562
Germany	11	553
Total - Europe	189	10,166
Grand Total	2,267	142,535

(a) See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2012 financials, for a complete list of properties consolidated by the Company.

(b) The facilities located in Europe include one facility in the United Kingdom that we wholly own, as well as the facilities owned by Shurgard Europe.

We seek to maximize our facilities' cash flow through the regular review and adjustment of rents charged to our existing and new incoming tenants, and controlling expenses. For the year ended December 31, 2012, the weighted average occupancy level and the average realized rent per occupied square foot for our self-storage facilities were approximately 91.5% and $13.54, respectively, in the U.S. and 80.7% and $26.23, respectively, in Europe.

At December 31, 2012, 64 of our U.S. facilities were encumbered by an aggregate of $149 million in secured notes payable. These facilities had a net book value of $344 million at December 31, 2012.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, securing the space with their lock, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage. Storage spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space, and other characteristics that affect the relative attractiveness of each particular space, such as whether the space has "drive-up" access or its proximity to elevators. All of our self-storage facilities in the U.S. are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the "Shurgard" brand name.

Users include individuals from virtually all demographic groups, as well as businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months and incremental demand from college students.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the U.S. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments.

Competition from other self-storage facilities is significant and impacts the occupancy levels and rental rates for many of our properties.

We believe that self-storage facilities, upon achieving stabilized occupancy levels of approximately 90%, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance. Historically, upon stabilization after an initial fill-up period, our U.S. self-storage facilities have generally shown a high degree of stability in generating cash flows.

Description of Commercial Properties: We have an interest in PSB, which, as of December 31, 2012, owns and operates approximately 28.3 million net rentable square feet of commercial space in eight states. At December 31, 2012, the $316 million book value and $852 million market value, respectively, of our investment in PSB represents approximately 4% and 10%, respectively of our total assets. We also directly own 1.4 million net rentable square feet of commercial space managed primarily by PSB, primarily representing individual retail locations at our existing self-storage locations.

The commercial properties owned by PSB consist primarily of flex, multi-tenant office and industrial space. Flex space is defined as buildings that are configured with a combination of office and warehouse space and can be designed to fit a wide variety of uses (including office, assembly, showroom, laboratory, light manufacturing and warehouse space).

Environmental Matters: We accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

We are a party to various other legal proceedings and subject to various claims and complaints that have arisen in the normal course of business. We believe that the likelihood of these pending legal matters and other contingencies resulting in a material loss to the Company, either individually or in the aggregate, is remote.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

a. Market Information of the Registrant's Common Equity:

Our Common Shares (NYSE: PSA) have been listed on the New York Stock Exchange since October 19, 1984. The following table sets forth the high and low sales prices of our Common Shares on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2011	1st	$ 113.36	$ 99.96
	2nd	120.00	107.21
	3rd	124.81	101.77
	4th	136.67	103.42
2012	1st	141.48	129.04
	2nd	146.49	129.77
	3rd	152.68	137.86
	4th	148.17	135.07

As of February 15, 2013, there were approximately 16,971 holders of record of our Common Shares. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. During 2012 we paid distributions to our common shareholders of $1.10 per common share for each of the quarters ended March 31, June 30, September 30 and December 31, representing an aggregate of $751.2 million or $4.40 per share. During 2011 we paid distributions to our common shareholders of $0.80 per common share for the quarter ended March 31 and $0.95 per common share for each of the quarters ended June 30, September 30 and December 31, representing an aggregate of $619.7 million or $3.65 per share. During 2010 we paid distributions to our common shareholders of $0.65 per common share for the quarter ended March 31 and $0.80 per common share for each of the quarters ended June 30, September 30 and December 31, representing an aggregate of $515.3 million or $3.05 per share.

Holders of common shares are entitled to receive distributions when and if declared by our Board of Trustees out of any funds legally available for that purpose. As a REIT, we do not incur federal income tax on our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) that is fully distributed each year (for this purpose, certain distributions paid in a subsequent year may be considered), and if we meet certain organizational and operational rules. We believe we have met these requirements in all periods presented herein, and we expect to continue to elect and qualify as a REIT.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2012, the dividends paid on common shares ($4.40 per share) and on all the various classes of preferred shares were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	100.0000%	100.0000%
Long-term Capital Gain......	0.0000%	0.0000%	0.0000%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

For 2011, the dividends paid on common shares ($3.65 per share) and on all the various classes of preferred shares were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.9406%	100.0000%	100.0000%	96.6553%
Long-term Capital Gain......	0.0594%	0.0000%	0.0000%	3.3447%
Total	100.0000%	100.0000%	100.0000%	100.0000%

c. Equity Shares

We are authorized to issue 100,000,000 equity shares from time to time in one or more series and our Board of Trustees has broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity shares.

At December 31, 2009, we had 8,377,193 Equity Shares, Series A outstanding, and on April 15, 2010 we redeemed all these shares at $24.50 per share for an aggregate redemption amount of $205.4 million. During the three months ended March 31, 2010, we paid quarterly distributions to the holders of the Equity Shares, Series A totaling $5.1 million ($0.6125 per share). No further distributions on Equity Shares, Series A were paid after their April 15, 2010 retirement.

At December 31, 2009, we had 4,289,544 Equity Shares, Series AAA ("Equity AAA Shares") outstanding with a carrying value of $100,000,000, all of which were held by a wholly-owned subsidiary and eliminated in consolidation, and we retired all of these shares on August 31, 2010. For each of the quarters ended March 31, 2010 and June 30, 2010, we paid aggregate distributions to the holder of the Equity AAA Shares totaling $2.3 million or $0.5391 per share. No further distributions were paid on the Equity AAA Shares after their August 31, 2010 retirement.

d. Common Share Repurchases

Our Board of Trustees has authorized the repurchase from time to time (with no expiration date) of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. From the inception of the repurchase program through February 25, 2013, we have repurchased a total of 23,721,916 common shares (all purchased prior to 2010) at an aggregate cost of approximately $679.1 million, and 11,278,084 common shares remain available to purchase under the authorization. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

e. Preferred Share Redemptions

In addition to the redemption price of $25.00 per share for all Cumulative Preferred Shares that we redeemed during 2012, we also paid accrued and unpaid dividends for such shares up to their respective redemption dates. The following table presents monthly information related to our redemptions of our Preferred Shares during the year ended December 31, 2012:

Period Covered	Total Number of Shares Repurchased	Average Price Paid per Share
January 1, 2012 – January 31, 2012	-	-
February 1, 2012 – February 28, 2012		
Preferred Shares – Series L	8,266,600	$ 25.00
Preferred Shares – Series E	5,650,000	$ 25.00
March 1, 2012 – March 31, 2012		
Preferred Shares – Series Y	350,900	$ 25.00
April 1, 2012 – April 30, 2012		
Preferred Shares – Series M	19,065,353	$ 25.00
May 1, 2012 – May 31, 2012	-	-
June 1, 2012 – June 30, 2012	-	-
July 1, 2012 – July 31, 2012		
Preferred Shares – Series N	6,900,000	$ 25.00
Preferred Shares – Series C	4,425,000	$ 25.00
August 1, 2012 – August 31, 2012		
Preferred Shares - Series W	5,300,000	$ 25.00
September 1, 2012 – September 30, 2012	-	-
October 1, 2012 – October 31, 2012		
Preferred Shares - Series F	9,893,000	$ 25.00
Preferred Shares - Series X	4,800,000	$ 25.00
November 1, 2012 – November 30, 2012	-	-
December 1, 2012 – December 31, 2012		
Preferred Shares - Series Z	4,500,000	$ 25.00
Preferred Shares - Series A	4,600,000	$ 25.00
Preferred Shares - Series D	5,400,000	$ 25.00
Total	79,150,853	$ 25.00

ITEM 6. Selected Financial Data

	2012	2011	2010	2009 (1)	2008
	For the year ended December 31,				
	(Amounts in thousands, except per share data)				
Operating Revenues	$1,826,729	$1,717,613	$1,613,777	$1,590,929	$1,680,198
Operating Expenses:					
Cost of operations	540,129	542,234	528,404	520,089	552,667
Depreciation and amortization	357,781	357,969	353,245	339,003	407,422
General and administrative	56,837	52,410	38,487	35,735	62,809
Asset impairment charges	-	2,186	994	-	525
	954,747	954,799	921,130	894,827	1,023,423
Operating income	871,982	762,814	692,647	696,102	656,775
Interest and other income	22,074	32,333	29,017	29,813	36,155
Interest expense	(19,813)	(24,222)	(30,225)	(29,916)	(43,944)
Equity in earnings of unconsolidated real estate entities	45,586	58,704	38,352	53,244	20,391
Foreign currency exchange gain (loss)	8,876	(7,287)	(42,264)	9,662	(25,362)
Gain on real estate sales and debt retirement	1,456	10,801	827	37,540	336,545
Income from continuing operations	930,161	833,143	688,354	796,445	980,560
Discontinued operations	12,874	3,316	7,760	(5,989)	(6,688)
Net income	943,035	836,459	696,114	790,456	973,872
Net income allocated (to) from noncontrolling equity interests	(3,777)	(12,617)	(24,076)	44,165	(38,696)
Net income allocable to Public Storage shareholders	$939,258	$823,842	$672,038	$834,621	$935,176
Per Common Share:					
Distributions	$4.40	$3.65	$3.05	$2.20	$2.80
Net income – Basic	$3.93	$3.31	$2.36	$3.48	$4.19
Net income – Diluted	$3.90	$3.29	$2.35	$3.47	$4.18
Weighted average common shares – Basic	170,562	169,657	168,877	168,358	168,250
Weighted average common shares – Diluted	171,664	170,750	169,772	168,768	168,675
Balance Sheet Data:					
Total assets	$8,793,403	$8,932,562	$9,495,333	$9,805,645	$9,936,045
Total debt	$468,828	$398,314	$568,417	$518,889	$643,811
Public Storage shareholders' equity	$8,093,756	$8,288,209	$8,676,598	$8,928,407	$8,708,995
Permanent noncontrolling interests' equity	$29,108	$22,718	$32,336	$132,974	$358,109
Net cash flow:					
Provided by operating activities	$1,285,659	$1,203,452	$1,093,221	$1,112,857	$1,076,971
Provided by (used in) investing activities	$(290,465)	$(81,355)	$(266,605)	$(91,409)	$340,018
Used in financing activities	$(1,117,305)	$(1,438,546)	$(1,132,709)	$(938,401)	$(984,076)

(1) The 2009 decreases in our revenues, cost of operations, and depreciation and amortization, and our increase in equity in earnings of unconsolidated real estate entities, are due primarily to our disposition of a 51% interest in Shurgard Europe on March 31, 2008.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and notes thereto.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") discusses our financial statements, which have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The amounts reported in our financial statements, notes to financial statements and MD&A are affected by judgments, assumptions and estimates that we make. The notes to our December 31, 2012 financial statements, primarily Note 2, summarize our significant accounting policies.

We believe the following are our critical accounting policies, because they have a material impact on the portrayal of our financial condition and results, and they require us to make judgments and estimates about matters that are inherently uncertain.

Income Tax Expense: We have elected to be treated as a real estate investment trust ("REIT"), as defined in the Internal Revenue Code. As a REIT, we do not incur federal income tax on our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) that is fully distributed each year (for this purpose, certain distributions paid in a subsequent year may be considered), and if we meet certain organizational and operational rules. We believe we have met these REIT requirements for all periods presented herein. Accordingly, we have recorded no federal income tax expense related to our REIT taxable income.

Our evaluation that we have met the REIT requirements could be incorrect, because compliance with the tax rules requires factual determinations, and circumstances we have not identified could result in noncompliance with the tax requirements in current or prior years. For any taxable year that we fail to qualify as a REIT and for which applicable statutory relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income for at least that year and the ensuing four years, we could be subject to penalties and interest, and our net income would be materially different from the amounts estimated in our financial statements.

In addition, our taxable REIT subsidiaries are taxable as regular corporations. To the extent that amounts paid to us by our taxable REIT subsidiaries are determined by the taxing authorities to be in excess of amounts that would be paid under similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on the excess payments. Such a penalty tax could have a material adverse impact on our net income.

Impairment of Long-Lived Assets: The analysis of impairment of our long-lived assets involves identification of indicators of impairment, projections of future operating cash flows, and determination of fair values, all of which require significant judgment and subjectivity. Others could come to materially different conclusions, and we may not have identified all current facts and circumstances that may affect impairment. Any unidentified impairment loss, or change in conclusions, could have a material adverse impact on our net income.

Accruals for Operating Expenses: Certain of our expenses are estimated based upon assumptions regarding past and future trends, such as losses for workers compensation, employee health plans, and estimated claims for our tenant reinsurance program. In certain jurisdictions we do not receive property tax bills for the current fiscal year until after our earnings are finalized, and as a result, we must estimate property tax expense based upon anticipated implementation of regulations and trends. If our related estimates and assumptions are incorrect, our expenses could be misstated.

Accruals for Contingencies: We are subject to business and legal liability risks due to events that have occurred, which could result in future payments. We have not accrued certain of these payments, either because they are not probable or not estimable, or because we are not aware of them. We may have to accrue additional amounts for these payments due to the results of further investigation, the litigation process, or otherwise. Such accruals could have a material adverse impact on our net income.

Recording the fair value of acquired real estate facilities: In recording the acquisition of real estate facilities, we estimate the fair value of the land, buildings and intangible assets acquired. Such estimates are based upon many assumptions and judgments, including expected rates of return, land and building replacement costs, as well as future cash flows from the property and the existing tenant base. Others could come to materially different conclusions as to the estimated fair values, which would result in different depreciation and amortization expense, gains and losses on sale of real estate assets, and real estate and intangible assets.

Overview of Management's Discussion and Analysis of Operations

Our domestic self-storage facilities generated 93% of our revenues for the year ended December 31, 2012, and also generated most of our net income and cash flow from operations. A large portion of management time is devoted to maximizing cash flows from our existing self-storage facilities, as well as seeking to acquire and develop additional investments in self-storage facilities.

Most of our facilities compete with other well-managed and well-located competitors, and we are subject to general economic conditions, particularly those that affect the spending habits of consumers and moving trends. We believe that our centralized information networks, national telephone and online reservation system, the brand name "Public Storage," and our economies of scale enable us to effectively meet such challenges.

In 2010, 2011, and 2012, we acquired an aggregate of 77 self-storage facilities from third parties for approximately $546 million, we acquired noncontrolling interests in subsidiaries owning self-storage facilities for approximately $197 million, and we invested $117 million in Shurgard Europe which it used to acquire interests in self-storage facilities. We will continue to seek to acquire additional self-storage facilities from third parties in 2013. There is significant competition to acquire existing facilities and there can be no assurance that we will be able to acquire additional facilities.

Over the past three years our development activities have been minimal. We have recently expanded our development efforts due in part to the significant increase in prices being paid for existing facilities, in many cases well above the cost of developing new facilities. At December 31, 2012, we had a development pipeline of projects to expand existing self-storage facilities and develop new self-storage facilities, which will add approximately 1.3 million net rentable square feet of self-storage space. The aggregate cost of these projects is estimated at $169 million, of which $36 million had been incurred at December 31, 2012, and the remaining costs will be incurred principally in 2013. Some of these projects are subject to significant contingencies such as entitlement approval. We expect to continue to seek additional development projects and have hired additional personnel; however, due to the difficulty in finding projects that meet our risk-adjusted yield expectations, as well as the difficulty in obtaining building permits for self-storage activities in certain municipalities, it is uncertain as to how much additional development we will undertake in the future.

We also have equity investments in Shurgard Europe, interests in commercial operations primarily through our investment in PS Business Parks, Inc. ("PSB"), and ancillary operations such as tenant reinsurance and sales of merchandise. We have no current plans to change our equity investments in Shurgard Europe or PSB; however, it is possible that we may make additional investments in these entities in the future.

We believe that we are not dependent upon raising capital to fund our ongoing operations or meet our obligations. However, access to capital is important to growing our asset base. During the years ended December 31, 2012 and 2011, we issued approximately $1.7 billion and $863 million, respectively, of preferred securities. During December 2012, we raised $101 million from the sale of our common shares owned by a wholly-owned subsidiary. We have no current plans to issue additional common shares. On January 16, 2013, we issued another $500 million of preferred securities.

At December 31, 2012, cash and cash equivalents totaled $17.2 million and we had $133.0 million in borrowings on our line of credit. On January 16, 2013, we raised $485 million in net proceeds from the issuance of our 5.2% Series W Preferred Shares and repaid the outstanding borrowings on our line of credit. We have $255 million in scheduled principal repayments in 2013, including $186 million for our senior notes which mature on March 15, 2013. At December 31, 2012, we have a pipeline of development projects with approximately $133 million in remaining spending. We have no other significant commitments in 2013.

Results of Operations

Operating results for 2012 as compared to 2011: For the year ended December 31, 2012, net income allocable to our common shareholders was $669.7 million or $3.90 per diluted common share, compared to $561.7 million or $3.29 per diluted common share for the same period in 2011, representing an increase of $108.0 million or $0.61 per diluted common share. This increase is due to (i) improved property operations, (ii) a $19.6 million reduction in distributions to preferred shareholders due primarily to lower average coupon rates, and (iii) a $16.2 million increase resulting from foreign currency exchange gains and losses in translating our Euro-denominated loan receivable from Shurgard Europe into U.S. Dollars, offset partially by (iv) a $36.3 million decrease due to the application of EITF D-42 to our, and our equity share of PSB's, redemptions of preferred securities.

Operating results for 2011 as compared to 2010: For the year ended December 31, 2011, net income allocable to our common shareholders was $561.7 million or $3.29 per diluted common share, compared to $399.2 million or $2.35 per diluted common share for the same period in 2010, representing an increase of $162.5 million or $0.94 per diluted common share. This increase is due to (i) improved property operations, (ii), a $35.0 million increase due to foreign currency exchange gains and losses in translating our Euro-denominated loan receivable from Shurgard Europe into U.S. Dollars, (iii) increased equity in earnings and interest and other income from Shurgard Europe, due primarily to Shurgard Europe's acquisition of its joint venture partner's interests on March 2, 2011 and (iv) reduced income allocations to our Equity Shares, Series A.

Funds from Operations

Funds from Operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts, and generally represents net income before depreciation, gains and losses, and impairment charges with respect to real estate assets. We present FFO and FFO per share because we consider FFO to be an important measure of the performance of real estate companies, as do many analysts in evaluating our Company. We believe that FFO is a helpful measure of a REIT's performance since FFO excludes depreciation, which is included in computing net income and assumes the value of real estate diminishes predictably over time. We believe that real estate values fluctuate due to market conditions and in response to inflation. FFO computations do not consider scheduled principal payments on debt, capital improvements, distributions and other obligations of the Company. FFO and FFO per share is not a substitute for our cash flow or net income per share as a measure of our liquidity or operating performance or our ability to pay dividends. Because other REITs may not compute FFO in the same manner; FFO may not be comparable among REITs. The following table reconciles from net income to FFO allocable to common shares and computes FFO per common share. Amounts previously presented for 2010 have been adjusted to eliminate impairment charges with respect to real estate assets.

	Year Ended December 31,		
	2012	2011	2010
	(Amounts in thousands, except per share data)		
Computation of FFO allocable to Common Shares:			
Net income	$ 943,035	$ 836,459	$ 696,114
Add back – depreciation and amortization, including amounts classified as discontinued operations	358,103	358,525	354,386
Add back – depreciation from unconsolidated real estate investments	75,648	64,677	61,110
Eliminate – gains on sale and impairment charges related to real estate investments, including discontinued operations and our equity share of unconsolidated real estate investments	(14,778)	(12,797)	(7,573)
FFO allocable to equity holders	1,362,008	1,246,864	1,104,037
Less allocation of FFO to:			
Noncontrolling equity interests	(6,828)	(15,539)	(25,915)
Preferred shareholders	(266,937)	(260,462)	(240,634)
Equity Shares, Series A	-	-	(30,877)
Restricted share unitholders	(4,247)	(2,817)	(2,645)
FFO allocable to Common Shares	$1,083,996	$ 968,046	$ 803,966
Diluted weighted average common shares outstanding	171,664	170,750	169,772
FFO per share	$ 6.31	$ 5.67	$ 4.74

In discussions with the investment community, we often discuss "Core FFO" per share, which represents FFO per share, adjusted to exclude the impact of i) foreign currency gains and losses, representing a gain of $8.9 million in 2012, and losses totaling $7.3 million and $42.3 million in 2011 and 2010, respectively, ii) EITF D-42 income allocations, including our equity share of PSB, representing a reduction of FFO totaling $68.9 million, $32.6 million and $35.8 million in 2012, 2011 and 2010, respectively, and ii) the aggregate net impact of impairment charges with respect to non-real estate assets, contingency accruals, our equity share of PSB's lease termination benefits, and costs associated with the acquisition of real estate facilities, representing an aggregate net reduction in FFO per share of $0.02, $0.03 and $0.02 in 2012, 2011 and 2010, respectively.

We present Core FFO per share because we believe it is a helpful measure in understanding our results of operations, as we believe that the items noted above that are included in FFO per share, but excluded from Core FFO per share, are not indicative of our ongoing earnings. We also believe that the analyst community, likewise, reviews our Core FFO (or similar measures using different terminology) when evaluating our Company. Core FFO is not a substitute for net income, earnings per share or cash flow from operations. Because other REITs may not compute Core FFO in the same manner as we do, may not use the same terminology, or may not present such a measure, Core FFO may not be comparable among REITs.

The following table reconciles from FFO per share to Core FFO per share:

	Year Ended December 31,					
	2012	2011	Percentage Change	2011	2010	Percentage Change
FFO per share	$ 6.31	$ 5.67	11.3%	$ 5.67	$ 4.74	19.6%
Eliminate the per share impact of items excluded from Core FFO:						
Foreign currency exchange (gain) loss	(0.05)	0.04		0.04	0.25	
Application of EITF D-42	0.40	0.19		0.19	0.21	
Other items, net	0.02	0.03		0.03	0.02	
Core FFO per share	$ 6.68	$ 5.93	12.6%	$ 5.93	$ 5.22	13.6%

Real Estate Operations

Self-Storage Operations: Our self-storage operations represent 93% of our revenues for the year ended December 31, 2012. Our self-storage operations are analyzed in two groups: (i) the Same Store Facilities, representing the facilities that we have owned and operated on a stabilized basis since January 1, 2010, and (ii) all other facilities, which are newly acquired, newly developed, or recently expanded facilities (the "Non Same Store Facilities").

Self-Storage Operations Summary	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Percentage Change	2011	2010	Percentage Change
	(Dollar amounts in thousands)					
Revenues:						
Same Store Facilities	$ 1,596,320	$ 1,522,055	4.9%	$ 1,522,055	$ 1,454,633	4.6%
Non Same Store Facilities	106,770	81,469	31.1%	81,469	54,763	48.8%
Total rental income	1,703,090	1,603,524	6.2%	1,603,524	1,509,396	6.2%
Cost of operations:						
Same Store Facilities	468,752	477,041	(1.7)%	477,041	474,831	0.5%
Non Same Store Facilities	33,114	27,797	19.1%	27,797	19,884	39.8%
Total cost of operations	501,866	504,838	(0.6)%	504,838	494,715	2.0%
Net operating income (a):						
Same Store Facilities	1,127,568	1,045,014	7.9%	1,045,014	979,802	6.7%
Non Same Store Facilities	73,656	53,672	37.2%	53,672	34,879	53.9%
Total net operating income	1,201,224	1,098,686	9.3%	1,098,686	1,014,681	8.3%
Total depreciation and amortization expense:						
Same Store Facilities	(313,173)	(319,033)	(1.8)%	(319,033)	(316,199)	0.9%
Non Same Store Facilities	(41,798)	(36,282)	15.2%	(36,282)	(34,426)	5.4%
Total depreciation and amortization expense	(354,971)	(355,315)	(0.1)%	(355,315)	(350,625)	1.3%
Total net income	$ 846,253	$ 743,371	13.8%	$ 743,371	$ 664,056	11.9%
Number of facilities at period end:						
Same Store Facilities	1,941	1,941	-	1,941	1,941	-
Non Same Store Facilities	124	97	27.8%	97	83	16.9%
Net rentable square footage at period end (in thousands):						
Same Store Facilities	122,464	122,464	-	122,464	122,464	-
Non Same Store Facilities	9,173	6,997	31.1%	6,997	5,684	23.1%

(a) See "Net Operating Income below for further information regarding this non-GAAP measure.

Same Store Facilities

The Same Store Facilities represent those 1,941 facilities (122,464,000 net rentable square feet) that have been owned and operated on a stabilized basis since January 1, 2010, and therefore provide meaningful comparisons for 2010, 2011 and 2012. The following table summarizes the historical operating results of these facilities:

SAME STORE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Percentage Change	2011	2010	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Revenues:						
Rental income	$1,516,152	$1,442,684	5.1%	$1,442,684	$1,383,232	4.3%
Late charges and administrative fees	80,168	79,371	1.0%	79,371	71,401	11.2%
Total revenues (a)	1,596,320	1,522,055	4.9%	1,522,055	1,454,633	4.6%
Cost of operations:						
Property taxes	151,605	147,259	3.0%	147,259	144,502	1.9%
On-site property manager payroll	97,942	101,034	(3.1)%	101,034	99,928	1.1%
Repairs and maintenance	39,998	45,237	(11.6)%	45,237	46,201	(2.1)%
Utilities	36,255	37,732	(3.9)%	37,732	36,299	3.9%
Media advertising	6,326	10,542	(40.0)%	10,542	15,178	(30.5)%
Other advertising and selling expense	32,423	32,133	0.9%	32,133	31,991	0.4%
Other direct property costs	35,257	35,937	(1.9)%	35,937	36,810	(2.4)%
Supervisory payroll	33,144	32,038	3.5%	32,038	29,828	7.4%
Allocated overhead	35,802	35,129	1.9%	35,129	34,094	3.0%
Total cost of operations (a)	468,752	477,041	(1.7)%	477,041	474,831	0.5%
Net operating income (b)	1,127,568	1,045,014	7.9%	1,045,014	979,802	6.7%
Depreciation and amortization expense	(313,173)	(319,033)	(1.8)%	(319,033)	(316,199)	0.9%
Net income	$ 814,395	$ 725,981	12.2%	$ 725,981	$ 663,603	9.4%
Gross margin (before depreciation and amortization expense)	70.6%	68.7%	2.8%	68.7%	67.4%	1.9%
Weighted average for the period:						
Square foot occupancy (c)	91.8%	91.2%	0.7%	91.2%	89.8%	1.6%
Realized annual rent, prior to late charges and administrative fees, per:						
Occupied square foot (d)(e)	$ 13.49	$ 12.92	4.4%	$ 12.92	$ 12.58	2.7%
Available square foot ("REVPAF") (e)(f)	$ 12.38	$ 11.78	5.1%	$ 11.78	$ 11.30	4.2%
Weighted average at December 31:						
Square foot occupancy	91.4%	89.6%	2.0%	89.6%	88.7%	1.0%
In place annual rent per occupied square foot (g)	$ 14.42	$ 14.02	2.9%	$ 14.02	$ 13.65	2.7%

a) Revenues and cost of operations do not include tenant reinsurance and retail operations, which are included on our income statement under "ancillary revenues" and "ancillary operating expenses."

b) See "Net Operating Income" below for a reconciliation of this non-GAAP measure to our net income in our statements of income for the years ended December 31, 2012, 2011 and 2010.

c) Square foot occupancies represent weighted average occupancy levels over the entire period.

d) Realized annual rent per occupied square foot is computed by dividing annualized rental income, before late charges and administrative fees, by the weighted average occupied square feet for the period.

e) These measures exclude late charges and administrative fees in order to provide a better measure of our ongoing level of revenue. Late charges are dependent upon the level of delinquency and administrative fees are dependent upon the level of move-ins. In addition, the rates charged for late charges and administrative fees can vary independently from rental rates. These measures take into consideration promotional discounts, which reduce rental income.

f) Realized annual rent per available square foot ("REVPAF") is computed by dividing annualized rental income, before late charges and administrative fees, by the total available net rentable square feet for the period.

g) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot before any reductions for promotional discounts, and excludes late charges and administrative fees.

Analysis of Revenue

Revenues generated by our Same Store Facilities increased by 4.9% in 2012 as compared to 2011 due primarily to increased average rental rates charged to our tenants. This increase was due primarily to annual rent increases for tenants that have been renting longer than one year combined with a reduction in promotional discounts given to new tenants from $96.5 million in 2011 to $87.8 million in 2012.

Revenues generated by our Same Store Facilities increased by 4.6% in 2011 as compared to 2010. The increase was due primarily to a 1.6% increase in weighted average square foot occupancy and a 2.7% increase in realized rent per occupied square foot, as well as an 11.2% increase in late charges and administrative fees due primarily to increases in the fee levels charged for late payments. The increase in realized annual rent per occupied square foot includes the impact of more aggressive increases in rents charged to existing tenants in the last two quarters of 2011.

Our future rental growth will be dependent upon many factors including the level of new supply of self-storage space in the markets in which we operate, demand for self-storage space, our ability to increase rental rates, the level of promotional activities, and our ability to maintain or improve our occupancy levels.

We seek to maintain an average occupancy level of at least 90% throughout the year, which we believe maximizes the realized rent per available foot. We maintain occupancy by regularly adjusting rental rates and promotions offered, in order to generate sufficient move-ins to replace tenants that vacate. Demand fluctuates due to various local and regional factors, including the overall economy. Demand is higher in the summer months than in the winter months and, as a result, rental rates charged to new tenants are typically higher in the summer months than in the winter months.

Our Same Store average occupancy levels increased 0.7% in 2012 as compared to 2011, due primarily to a 1.8% increase in average occupancy in the fourth quarter of 2012 as compared to the same period in 2011. This increase was driven by (i) increased move-in volumes, primarily due to more aggressive pricing in the seasonally slow fourth quarter of 2012 combined with (ii) reduced levels of tenants moving out, as compared to the same period in 2011. We expect to continue to implement aggressive pricing strategies during the first quarter of 2013 to increase occupancy levels as compared to the same period in 2012. However, we expect occupancy levels in the second, third and fourth quarters of 2013 to be flat as compared to the same periods in 2012 due to more difficult year-over-year comparisons.

Increasing rental rates to tenants having a tenancy longer than one year is a key part of our rental growth. At each of December 31, 2012, 2011 and 2010, approximately 55% of our tenants had a tenancy of a year or longer. For these tenants, in place rent per occupied square foot at December 31, 2012 increased 4.1% as compared to December 31, 2011 and 4.3% at December 30, 2011 as compared to December 31, 2010. These increases were due to rate increases passed to these tenants. We expect to pass similar rate increases to long-term tenants in 2013 as we did in 2012.

Based upon current trends, we expect positive year-over-year growth in rental income to continue throughout 2013, due to improved occupancy and realized rents during the first quarter of the year and primarily from increases in realized rents during the remainder of 2013.

Analysis of Cost of Operations

Cost of operations (excluding depreciation and amortization) decreased 1.7% in 2012 as compared to 2011. The decrease was due primarily to reductions in on-site property manager payroll, repairs and maintenance, and media advertising, offset partially by a 3.0% increase in property tax expense. Cost of operations (excluding depreciation and amortization) increased by 0.5% in 2011 as compared to 2010. The increase was due to higher property taxes, supervisory payroll, and utilities, partially offset by reduced media advertising.

Property tax expense increased 3.0% in 2012 as compared to 2011, due primarily to higher assessed values. Property tax expense increased 1.9% in 2011 as compared to 2010, due primarily to higher tax rates. We expect property tax expense growth of approximately 4.0% in 2013, due primarily to higher assessed values.

On-site property manager payroll expense decreased approximately 3.1% in 2012 as compared to 2011, and increased 1.1% in 2011 as compared to 2010. The decrease in 2012 was due primarily to lower incentive compensation, and the increase in 2011 was due primarily to higher incentive compensation and wage rates. We expect payroll expense to increase at a rate less than inflation in 2013.

Repairs and maintenance expenditures decreased 11.6% in 2012 as compared to the same period in 2011, and decreased 2.1% in 2011 as compared to the same period in 2010. Repairs and maintenance expenditures are dependent upon several factors, such as weather, the timing of repair and maintenance needs, inflation in material and labor costs, and random events. Included in our repairs and maintenance expenditures in 2012, 2011 and 2010 was approximately $2.7 million, $4.3 million and $6.1 million, respectively, in snow removal costs. We expect repairs and maintenance, prior to snow removal costs, to decline modestly in 2013. Snow removal costs are expected to be higher in the first quarter of 2013 as compared to the same period in 2012, due to more severe winter weather through February 25, 2013. Snow removal costs after the first quarter of 2013 are not determinable at this time.

Utility expenses decreased 3.9% in 2012 as compared to 2011, and increased 3.9% in 2011 as compared to 2010. Utility cost levels are dependent upon changes in usage driven primarily by weather and temperature, as well as energy prices. The decrease in 2012 was driven by reduced usage caused by milder weather. The increase in 2011 was caused by higher usage from extreme temperatures, as well as higher energy prices. It is difficult to estimate future utility cost levels, because weather, temperature, and fuel prices are volatile and not predictable.

Media advertising decreased 40.0% in 2012 as compared to the same period in 2011, and decreased 30.5% in 2011 as compared to 2010. Media advertising can increase or decrease significantly in the short-term in response to demand, occupancy levels, and other factors. Media advertising expenditures have declined due to higher square foot occupancies, which increased from 87.0% on December 31, 2009 to 91.4% at December 31, 2012. We expect lower media advertising in 2013 due to current high occupancies.

Other advertising and selling expense is comprised principally of yellow page, internet advertising, and the operating costs of our telephone reservation center. These costs in aggregate have remained flat in 2010, 2011 and 2012. We have phased out our yellow page advertising program as of December 31, 2012, and expect that this cost reduction will be offset by increased Internet advertising. We expect other advertising and selling expense to be flat in 2013.

Other direct property costs include administrative expenses incurred at the self-storage facilities, such as property insurance, business license costs, bank charges related to processing the properties' cash receipts, and the cost of operating each property's rental office including supplies and telephone data communication lines. Due to cost-saving measures in certain expense categories, offset by inflationary increases, we expect other direct property expenses to be flat in 2013.

Supervisory payroll expense, which represents compensation paid to the management personnel who directly and indirectly supervise the on-site property managers, increased 3.5% in 2012 as compared to 2011, and increased 7.4% in 2011 as compared to 2010. The increase in 2012 was due principally to increased headcount.

This increase in 2011 was due primarily to higher incentives and wage rates paid to supervisory personnel. We expect growth in supervisory payroll in excess of inflation, due to higher wage rates, incentives and increased headcount.

Allocated overhead represents administrative expenses for shared general corporate functions, which are allocated to self-storage property operations to the extent their efforts are devoted to self-storage operations. Such functions include data processing, human resources, operational accounting and finance, marketing, and costs of senior executives (other than the Chief Executive Officer and Chief Financial Officer, which are included in general and administrative expense). The increases in 2012 and 2011 are due principally to increased headcount. We expect inflationary growth in allocated overhead in 2013.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total revenues:					
2012	$ 383,928	$ 394,700	$ 412,641	$ 405,051	$ 1,596,320
2011	$ 366,497	$ 375,543	$ 393,819	$ 386,196	$ 1,522,055
2010	$ 353,976	$ 360,915	$ 372,125	$ 367,617	$ 1,454,633
Total cost of operations:					
2012	$ 130,682	$ 121,043	$ 118,566	$ 98,461	$ 468,752
2011	$ 128,295	$ 122,776	$ 121,338	$ 104,632	$ 477,041
2010	$ 128,363	$ 122,954	$ 121,127	$ 102,387	$ 474,831
Property taxes:					
2012	$ 43,058	$ 41,925	$ 40,580	$ 26,042	$ 151,605
2011	$ 41,382	$ 40,264	$ 39,550	$ 26,063	$ 147,259
2010	$ 40,420	$ 39,246	$ 39,187	$ 25,649	$ 144,502
Repairs and maintenance:					
2012	$ 12,025	$ 10,585	$ 8,487	$ 8,901	$ 39,998
2011	$ 10,765	$ 10,993	$ 10,960	$ 12,519	$ 45,237
2010	$ 13,089	$ 10,693	$ 10,829	$ 11,590	$ 46,201
Media advertising:					
2012	$ 3,145	$ 1,891	$ 1,239	$ 51	$ 6,326
2011	$ 4,046	$ 3,360	$ 2,144	$ 992	$ 10,542
2010	$ 5,456	$ 6,603	$ 3,119	$ -	$ 15,178
REVPAF:					
2012	$ 11.89	$ 12.25	$ 12.79	$ 12.59	$ 12.38
2011	$ 11.36	$ 11.64	$ 12.16	$ 11.96	$ 11.78
2010	$ 11.01	$ 11.22	$ 11.54	$ 11.41	$ 11.30
Weighted average realized annual rent per occupied square foot:					
2012	$ 13.17	$ 13.23	$ 13.79	$ 13.72	$ 13.49
2011	$ 12.65	$ 12.61	$ 13.19	$ 13.26	$ 12.92
2010	$ 12.47	$ 12.34	$ 12.68	$ 12.82	$ 12.58
Weighted average occupancy levels for the period:					
2012	90.3%	92.6%	92.7%	91.8%	91.8%
2011	89.8%	92.3%	92.2%	90.2%	91.2%
2010	88.3%	90.9%	91.0%	89.0%	89.8%

Analysis of Market Trends

The following table sets forth selected market trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Market						
Revenues:						
Los Angeles (168 facilities)	$ 210,653	$ 201,945	4.3%	$ 201,945	$ 197,432	2.3%
San Francisco (125 facilities)	134,109	126,852	5.7%	126,852	121,242	4.6%
New York (79 facilities)	105,421	100,256	5.2%	100,256	94,342	6.3%
Chicago (124 facilities)	99,699	95,346	4.6%	95,346	92,431	3.2%
Washington DC (72 facilities)	78,606	75,898	3.6%	75,898	71,321	6.4%
Seattle-Tacoma (85 facilities)	76,506	73,263	4.4%	73,263	70,380	4.1%
Miami (60 facilities)	67,468	63,568	6.1%	63,568	60,930	4.3%
Dallas-Ft. Worth (98 facilities)	62,346	59,062	5.6%	59,062	55,257	6.9%
Houston (80 facilities)	57,054	53,943	5.8%	53,943	52,437	2.9%
Atlanta (89 facilities)	56,878	54,426	4.5%	54,426	51,786	5.1%
Philadelphia (55 facilities)	43,128	41,725	3.4%	41,725	39,389	5.9%
Denver (47 facilities)	36,596	33,749	8.4%	33,749	32,098	5.1%
Minneapolis-St. Paul (41 facilities)	31,073	29,467	5.5%	29,467	27,783	6.1%
Portland (42 facilities)	28,817	27,451	5.0%	27,451	26,235	4.6%
Orlando-Daytona (45 facilities)	27,805	26,711	4.1%	26,711	25,545	4.6%
All other markets (731 facilities)	480,161	458,393	4.7%	458,393	436,025	5.1%
Total revenues	$1,596,320	$1,522,055	4.9%	$1,522,055	$1,454,633	4.6%
Net operating income:						
Los Angeles	$ 166,158	$ 156,408	6.2%	$ 156,408	$ 152,334	2.7%
San Francisco	103,480	96,330	7.4%	96,330	90,692	6.2%
New York	71,470	67,304	6.2%	67,304	59,352	13.4%
Chicago	59,511	52,494	13.4%	52,494	52,134	0.7%
Washington DC	59,901	56,862	5.3%	56,862	52,038	9.3%
Seattle-Tacoma	57,092	54,244	5.3%	54,244	51,758	4.8%
Miami	49,508	45,729	8.3%	45,729	42,238	8.3%
Dallas-Ft. Worth	41,072	36,879	11.4%	36,879	33,108	11.4%
Houston	37,367	34,734	7.6%	34,734	33,216	4.6%
Atlanta	39,055	36,009	8.5%	36,009	33,731	6.8%
Philadelphia	28,775	26,732	7.6%	26,732	24,209	10.4%
Denver	25,769	22,521	14.4%	22,521	21,032	7.1%
Minneapolis-St. Paul	19,920	18,309	8.8%	18,309	16,427	11.5%
Portland	21,028	19,301	8.9%	19,301	18,463	4.5%
Orlando-Daytona	18,980	17,455	8.7%	17,455	16,429	6.2%
All other markets	328,482	303,703	8.2%	303,703	282,641	7.5%
Total net operating income	$1,127,568	$1,045,014	7.9%	$1,045,014	$ 979,802	6.7%

Same Store Facilities Operating Trends by Region (Continued)

	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
	(Amounts in thousands, except for weighted average data)					
Weighted average occupancy:						
Los Angeles	92.6%	92.1%	0.5%	92.1%	91.3%	0.9%
San Francisco	93.2%	93.0%	0.2%	93.0%	91.5%	1.6%
New York	92.9%	92.5%	0.4%	92.5%	91.7%	0.9%
Chicago	92.1%	91.0%	1.2%	91.0%	89.3%	1.9%
Washington DC	91.9%	92.3%	-0.4%	92.3%	91.3%	1.1%
Seattle-Tacoma	91.0%	90.7%	0.3%	90.7%	90.0%	0.8%
Miami	92.6%	92.0%	0.7%	92.0%	91.0%	1.1%
Dallas-Ft. Worth	91.7%	91.5%	0.2%	91.5%	89.4%	2.3%
Houston	91.8%	89.8%	2.2%	89.8%	88.9%	1.0%
Atlanta	90.4%	90.3%	0.1%	90.3%	88.4%	2.1%
Philadelphia	91.3%	91.7%	-0.4%	91.7%	90.3%	1.6%
Denver	94.0%	91.8%	2.4%	91.8%	90.5%	1.4%
Minneapolis-St. Paul	91.6%	90.5%	1.2%	90.5%	88.4%	2.4%
Portland	92.7%	91.4%	1.4%	91.4%	89.8%	1.8%
Orlando-Daytona	91.9%	90.1%	2.0%	90.1%	88.5%	1.8%
All other markets	91.4%	90.6%	0.9%	90.6%	89.2%	1.6%
Total weighted average occupancy	91.8%	91.2%	0.7%	91.2%	89.8%	1.6%
Realized annual rent per occupied square foot:						
Los Angeles	$ 19.19	$ 18.48	3.8%	$ 18.48	$ 18.18	1.7%
San Francisco	18.97	17.94	5.7%	17.94	17.43	2.9%
New York	20.75	19.73	5.2%	19.73	18.82	4.8%
Chicago	13.14	12.71	3.4%	12.71	12.62	0.7%
Washington DC	19.76	18.96	4.2%	18.96	18.07	4.9%
Seattle-Tacoma	14.40	13.77	4.6%	13.77	13.37	3.0%
Miami	16.00	15.12	5.8%	15.12	14.73	2.6%
Dallas-Ft. Worth	10.38	9.82	5.7%	9.82	9.48	3.6%
Houston	10.67	10.29	3.7%	10.29	10.16	1.3%
Atlanta	10.02	9.56	4.8%	9.56	9.35	2.2%
Philadelphia	13.11	12.60	4.0%	12.60	12.16	3.6%
Denver	12.23	11.53	6.1%	11.53	11.16	3.3%
Minneapolis-St. Paul	11.41	10.92	4.5%	10.92	10.61	2.9%
Portland	13.56	13.09	3.6%	13.09	12.78	2.4%
Orlando-Daytona	10.53	10.29	2.3%	10.29	10.09	2.0%
All other markets	11.00	10.57	4.0%	10.57	10.26	3.0%
Total realized rent per square foot	$ 13.49	$ 12.92	4.4%	$ 12.92	$ 12.58	2.7%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
	(Amounts in thousands, except for weighted average data)					
REVPAF:						
Los Angeles	$ 17.77	$ 17.01	4.5%	$ 17.01	$ 16.60	2.5%
San Francisco	17.68	16.69	5.9%	16.69	15.95	4.6%
New York	19.27	18.24	5.6%	18.24	17.26	5.7%
Chicago	12.10	11.56	4.7%	11.56	11.27	2.6%
Washington DC	18.15	17.50	3.7%	17.50	16.49	6.1%
Seattle-Tacoma	13.10	12.49	4.9%	12.49	12.03	3.8%
Miami	14.82	13.91	6.5%	13.91	13.40	3.8%
Dallas-Ft. Worth	9.52	8.99	5.9%	8.99	8.47	6.1%
Houston	9.79	9.24	6.0%	9.24	9.03	2.3%
Atlanta	9.06	8.63	5.0%	8.63	8.26	4.5%
Philadelphia	11.97	11.55	3.6%	11.55	10.98	5.2%
Denver	11.50	10.58	8.7%	10.58	10.09	4.9%
Minneapolis-St. Paul	10.46	9.89	5.8%	9.89	9.37	5.5%
Portland	12.57	11.97	5.0%	11.97	11.48	4.3%
Orlando-Daytona	9.67	9.28	4.2%	9.28	8.93	3.9%
All other markets	10.05	9.58	4.9%	9.58	9.15	4.7%
Total REVPAF	$ 12.38	$ 11.78	5.1%	$ 11.78	$ 11.30	4.2%

We believe that our geographic diversification and scale provide some insulation from localized economic effects and add to the stability of our cash flows. It is difficult to predict localized trends in short-term self-storage demand and operating results. Over the long run, we believe that markets that experience population growth, high employment, and otherwise exhibit economic strength and consistency will outperform markets that do not exhibit these characteristics.

Non Same Store Facilities

The Non Same Store Facilities at December 31, 2012 represent 124 facilities that were not stabilized with respect to occupancies or rental rates since January 1, 2010, or were acquired since January 1, 2010. As a result of the stabilization process and timing of when the facilities were placed into service, year-over-year changes can be significant. In the following table, "Facilities placed into service in 2012" includes 24 facilities acquired from third parties and three facilities that we obtained control of and began consolidating in 2012. "Facilities placed into service in 2011" includes 11 facilities acquired from third parties, one facility that was newly developed, and two facilities that we obtained control of and began consolidating in 2011. "Other facilities" includes 42 facilities we acquired from third parties in 2010 and 41 other facilities that we have owned since January 1, 2010 that are not stabilized due to the addition of more net rentable square feet or due to casualty damage.

The following table summarizes operating data with respect to these facilities:

NON SAME STORE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
	(Dollar amounts in thousands, except square foot amounts)					
Rental income:						
Facilities placed into service in 2012	$ 8,715	$ -	$ 8,715	$ -	$ -	$ -
Facilities placed into service in 2011	13,302	5,914	7,388	5,914	-	5,914
Other facilities	84,753	75,555	9,198	75,555	54,763	20,792
Total rental income	106,770	81,469	25,301	81,469	54,763	26,706
Cost of operations before depreciation and amortization expense:						
Facilities placed into service in 2012	$ 3,446	$ -	$ 3,446	$ -	$ -	$ -
Facilities placed into service in 2011	4,040	2,174	1,866	2,174	-	2,174
Other facilities	25,628	25,623	5	25,623	19,884	5,739
Total cost of operations	33,114	27,797	5,317	27,797	19,884	7,913
Net operating income before depreciation and amortization expense (a):						
Facilities placed into service in 2012	$ 5,269	$ -	$ 5,269	$ -	$ -	$ -
Facilities placed into service in 2011	9,262	3,740	5,522	3,740	-	3,740
Other facilities	59,125	49,932	9,193	49,932	34,879	15,053
Total net operating income (a)	73,656	53,672	19,984	53,672	34,879	18,793
Depreciation and amortization expense	(41,798)	(36,282)	(5,516)	(36,282)	(34,426)	(1,856)
Net income	$ 31,858	$ 17,390	$ 14,468	$ 17,390	$ 453	$ 16,937
At December 31:						
Square foot occupancy:						
Facilities placed into service in 2012	76.5%	-	-	-	-	-
Facilities placed into service in 2011	83.4%	75.2%	10.9%	75.2%	-	-
Other facilities	90.0%	86.1%	4.5%	86.1%	78.2%	10.1%
	86.1%	84.3%	2.1%	84.3%	78.2%	10.7%
In place annual rent per occupied square foot:						
Facilities placed into service in 2012	$ 13.31	$ -	-	$ -	$ -	-
Facilities placed into service in 2011	15.07	14.29	5.5%	14.29	-	-
Other facilities	16.31	15.61	4.5%	15.61	15.77	(1.0)%
	$ 15.55	$ 15.41	0.9%	$ 15.41	$ 15.77	(2.3)%
Number of Facilities:						
Facilities placed into service in 2012	27	-	27	-	-	-
Facilities placed into service in 2011	14	14	-	14	-	14
Other facilities	83	83	-	83	83	-
	124	97	27	97	83	14
Net rentable square feet (in thousands):						
Facilities placed into service in 2012	2,091	-	2,091	-	-	-
Facilities placed into service in 2011	1,166	1,166	-	1,166	-	1,166
Other facilities	5,916	5,831	85	5,831	5,684	147
	9,173	6,997	2,176	6,997	5,684	1,313

(a) See "Net Operating Income" below for a reconciliation of this non-GAAP measure to our net income in our statements of income for the years ended December 31, 2012, 2011 and 2010.

In 2010, 2011, and 2012, we acquired an aggregate of 77 facilities from third parties. The following table sets forth selected information with respect to these acquired properties:

	Number of Properties	Acquisition Cost	For the Year Ended December 31, 2012 Average Occupancy	Capitalization Rate (a)
		(Dollar amounts in thousands)		
Properties acquired from third parties during:				
Last three months of 2012	10	$ 81,400	(b)	(b)
First nine months of 2012	14	144,100	78%	5.3%
2011	11	80,400	83%	8.4%
2010	42	239,600	89%	10.2%
	77	$ 545,500		

(a) Weighted average capitalization rate represents the net operating income earned in 2012 divided by the acquisition cost. With respect to properties acquired in the first nine months of 2012, the capitalization rate is based upon annualizing the net operating income for the period we owned the properties.

(b) Capitalization rate and average occupancy for these properties is not meaningful due to our limited ownership period.

In 2012 and 2011, we commenced consolidating three and two facilities, respectively that were owned by entities that we had previously accounted for on the equity method of accounting. See Note 3 to our December 31, 2012 financial statements for further information.

At December 31, 2012, we had a development pipeline of projects to expand existing self-storage facilities and develop new self-storage facilities, which will add approximately 1.3 million net rentable square feet of self-storage space. The aggregate cost of these projects is estimated at $169 million, of which $36 million had been incurred at December 31, 2012, and the remaining costs will be incurred principally in 2013. Some of these projects are subject to significant contingencies such as entitlement approval. We expect to continue to seek additional development projects and have hired additional personnel; however, due to the difficulty in finding projects that meet our risk-adjusted yield expectations, as well as the difficulty in obtaining building permits for self-storage activities in certain municipalities, it is uncertain as to how much additional development we will undertake in the future.

We believe that our management and operating infrastructure will result in newly acquired facilities stabilizing at a higher level of net operating income than was achieved by the previous owners. However, it can take 24 or more months for these newly acquired facilities to reach stabilization, and the ultimate levels of rent to be achieved can be affected by changes in general economic conditions. As a result, there can be no assurance that our expectations with respect to these facilities will be achieved. However, we expect the Non Same Store Facilities to continue to provide earnings growth during 2013 as these facilities approach stabilized occupancy levels, and the earnings of the 2012 acquisitions are reflected in our operations for a longer period in 2013 as compared to 2012.

Equity in earnings of unconsolidated real estate entities

At December 31, 2012, we have equity investments in PSB, Shurgard Europe and various limited partnerships. We account for such investments using the equity method.

Equity in earnings of unconsolidated real estate entities for 2012, 2011 and 2010 consists of our pro-rata share of the net income of these unconsolidated real estate entities for each period. The following table sets forth the significant components of equity in earnings of unconsolidated real estate entities.

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
			(Amounts in thousands)			
Equity in earnings:						
PSB	$ 10,638	$ 27,781	$ (17,143)	$ 27,781	$ 20,719	$ 7,062
Shurgard Europe	33,223	29,152	4,071	29,152	15,872	13,280
Other Investments	1,725	1,771	(46)	1,771	1,761	10
Total equity in earnings	$ 45,586	$ 58,704	$ (13,118)	$ 58,704	$ 38,352	$ 20,352

Investment in PSB: At December 31, 2012, we have an approximate 41% common equity interest in PSB, comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in PSB's underlying operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock.

At December 31, 2012, PSB owned and operated 28.3 million rentable square feet of commercial space located in eight states. PSB also manages commercial space that we own pursuant to property management agreements.

Equity in earnings from PSB decreased to $10.6 million in 2012, as compared to $27.8 million in 2011. This decrease was principally due to (i) the impact of PSB's redemptions of preferred securities in 2011 and 2012, which reduced income allocated to the common equity holders in 2012, and increased income allocable to the common equity holders in 2011, (ii) increased depreciation and interest expense as a result of the properties PSB acquired in 2011 and 2012, partially offset by (iii) incremental income generated by the properties PSB acquired in 2011 and 2012. See Note 4 to our December 31, 2012 financial statements for selected financial information on PSB, as well as PSB's filings and selected financial information that can be accessed through the SEC, and on PSB's website, www.psbusinessparks.com.

Equity in earnings from PSB increased to $27.8 million in 2011 as compared to $20.7 million in 2010. This increase was principally due to (i) incremental income generated by properties that PSB acquired in 2010 and 2011, (ii) reduced income allocations to PSB's preferred securities, due to redemptions, partially offset by (iii) increased depreciation and interest expense, as a result of 2010 and 2011 property acquisitions.

Our investment in PSB, which we plan on holding for the long-term, provides us with some diversification.

Investment in Shurgard Europe: Equity in earnings of Shurgard Europe represents our 49% equity share of Shurgard Europe's net income. At December 31, 2011 and 2012, Shurgard Europe's operations are comprised of 188 wholly-owned facilities with 10.1 million net rentable square feet. Selected financial data for Shurgard Europe for 2012, 2011 and 2010 is included in Note 4 to our December 31, 2012 financial statements. As described in more detail in Note 4, we receive interest income and trademark license fees from Shurgard Europe, of which 49% is classified as equity in earnings and the remaining 51% as interest and other income.

Equity in earnings from Shurgard Europe increased to $33.2 million for the year ended December 31, 2012 from $29.2 million for the same period in 2011, representing an increase of $4.1 million. The increase is due to our equity share of (i) improved property operations, (ii) reduced interest expense due to a reduction in interest rate as a result of refinancing completed in 2011 combined with reduced average principal outstanding due to repayments during 2012, (iii) the impact of Shurgard Europe's March 2, 2011 acquisition of the remaining 80% interest it did not own in two joint ventures that owned 72 self-storage facilities, partially offset by (iv) a reduction in foreign currency exchange rates when converting Euros into U.S. Dollars for reporting purposes.

Equity in earnings from Shurgard Europe for the year ended December 31, 2011 was $29.2 million as compared to $15.9 million for the same period in 2010, representing an increase of $13.3 million. This increase was due to our equity share of (i) improved property operations, (ii) the acquisition on March 2, 2011, of the remaining 80% interests it did not own in two joint ventures that owned 72 self-storage facilities, resulting in reduced allocations of income to permanent noncontrolling equity interests (and an increased allocation to Shurgard Europe), and (iii) improved foreign currency exchange rates. These items were partially offset by increased interest and general and administrative expenses.

Shurgard Europe has a nominal development pipeline. Accordingly, at least in the short-term, our future earnings from Shurgard Europe will be affected primarily by the operating results of its existing facilities, as well as the exchange rate between the U.S. Dollar and currencies in the countries Shurgard Europe conducts its business, principally the Euro.

European Same Store Facilities: The Shurgard Europe Same Store Pool represents the 162 facilities (8.6 million net rentable square feet, representing 86% of the aggregate net rentable square feet of Shurgard Europe's self-storage portfolio) that have been consolidated and operated by Shurgard Europe on a stabilized basis since January 1, 2010 and therefore provide meaningful comparisons for 2010, 2011 and 2012. We evaluate the performance of these facilities because Shurgard Europe's ability to effectively manage stabilized facilities represents an important measure of its ability to grow its earnings over the long-term.

The following table reflects 100% of the operating results of those 162 facilities, and we restate the exchange rates used in prior year's presentation to the actual exchange rates for 2012. However, only our pro rata share of the operating results for these facilities, based upon the actual exchange rates for each period, is included in "equity in earnings of unconsolidated real estate entities" on our statements of income.

In Note 4 to our December 31, 2012 financial statements, we disclose Shurgard Europe's consolidated operating results for the years ended December 31, 2012, 2011 and 2010. Shurgard Europe's consolidated operating results include 26 additional facilities that are not Same Store Facilities, and are based upon historical exchange rates rather than constant exchange rates for each of the respective periods.

Selected Operating Data for the Shurgard Europe Same Store Pool (162 facilities):

	Year Ended December 31,			Year Ended September 31,		
	2012	2011	Percentage Change	2011	2010	Percentage Change
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchange rates) (a)					
Revenues (including late charges and administrative fees)	$ 188,115	$ 190,141	(1.1)%	$ 190,141	$ 186,805	1.8%
Less: Cost of operations (excluding depreciation and amortization expenses)	78,615	82,105	(4.3)%	82,105	80,546	1.9%
Net operating income (b)	$ 109,500	$ 108,036	1.4%	$ 108,036	$ 106,259	1.7%
Gross margin	58.2%	56.8%	2.5%	56.8%	56.9%	(0.2)%
Weighted average for the period:						
Square foot occupancy (c)	83.1%	85.2%	(2.5)%	85.2%	84.8%	0.5%
Realized annual rent, prior to late charges and administrative fees, per:						
Occupied square foot (d)(e)	$25.80	$25.40	1.6%	$25.40	$25.09	1.2%
Available square foot ("REVPAF") (e)(f)	$21.44	$21.64	(0.9)%	$21.64	$21.27	1.7%
Weighted average at December 31:						
Square foot occupancy	80.9%	83.6%	(3.2)%	83.6%	84.8%	(1.4)%
In place annual rent per occupied square foot (g)	$29.42	$28.65	2.7%	$28.65	$28.03	2.2%
Total net rentable square feet (in thousands)	8,627	8,627	-	8,627	8,627	-
Average Euro to the U.S. Dollar for the period (a):						
Constant exchange rates used herein	1.285	1.285	-	1.285	1.285	-
Actual historical exchange rates	1.285	1.392	(7.7)%	1.392	1.326	5.0%

(a) In order to isolate changes in the underlying operations from the impact of exchange rates, the amounts in this table are presented on a constant exchange rate basis. The amounts for the years ended December 31, 2011 and 2010 have been restated using the actual exchange rate for the year ended December 31, 2012.

(b) We present net operating income "NOI" of the European Same Store Facilities, which is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. We believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, in evaluating property performance and in comparing period-to-period and market-to-market property operating results. In addition, we believe the investment community utilizes NOI in determining operating performance and real estate values, and does not consider depreciation expense because it is based upon historical cost. NOI is not a substitute for net income, net operating cash flow, or other related GAAP financial measures, in evaluating the operating results of the European Same Store Facilities.

(c) Square foot occupancies represent weighted average occupancy levels over the entire period.

(d) Realized annual rent per occupied square foot is computed by dividing annualized rental income, before late charges and administrative fees, by the weighted average occupied square feet for the period.

(e) These measures exclude late charges and administrative fees in order to provide a better measure of our ongoing level of revenue. Late charges are dependent upon the level of delinquency and administrative fees are dependent upon the level of move-ins. In addition, the rates charged for late charges and administrative fees can vary independently from rental rates. Realized annual rent takes into consideration promotional discounts, which reduce rental income.

(f) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income, before late charges and administrative fees, by the total available net rentable square feet for the period.

(g) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Net operating income increased 1.4% for the year ended December 31, 2012, as compared to the same period in 2011, due to decreases in expenses offset by lower revenues. Net operating income increased 1.7% for the year ended December 31, 2011, as compared to the same period in 2010, due principally to modest growth in revenue and expenses. Based upon current operating trends and metrics, we expect Shurgard Europe's Same Store Facilities to experience a year over year reduction in revenues at least during the first quarter of 2013.

See "Liquidity and Capital Resources – Shurgard Europe" for additional information on Shurgard Europe's liquidity.

Other Investments: The "Other Investments" at December 31, 2012 are comprised primarily of our equity in earnings from various limited partnerships that own an aggregate of 14 self-storage facilities (792,000 net rentable square feet). Our future earnings with respect to the Other Investments will be dependent upon the operating results of the facilities these entities own. See Note 4 to our December 31, 2012 financial statements under the "Other Investments" for the operating results of these entities.

Ancillary Operations

Ancillary revenues and expenses include amounts associated with (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities in the U.S., (ii) merchandise sales, (iii) commercial property operations and (iv) management of approximately 30 facilities owned by third parties and the 14 facilities owned by the limited partnerships mentioned above.

Commercial property operations are included in our commercial segment and all other ancillary revenues and costs of operations are not allocated to any segment. See Note 11 to our December 31, 2012 financial statements for further information regarding our segments and for a reconciliation of these ancillary revenues and cost of operations to our net income.

The following table sets forth our ancillary operations as presented on our statements of income.

	Year Ended December 31			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
	(Amounts in thousands)					
Ancillary Revenues:						
Tenant reinsurance premiums	$ 77,977	$ 71,348	$ 6,629	$ 71,348	$ 65,484	$ 5,864
Commercial	14,071	14,592	(521)	14,592	14,261	331
Merchandise and other	31,591	28,149	3,442	28,149	24,636	3,513
Total revenues	123,639	114,089	9,550	114,089	104,381	9,708
Ancillary Cost of Operations:						
Tenant reinsurance	14,429	13,407	1,022	13,407	10,552	2,855
Commercial	4,908	5,505	(597)	5,505	5,748	(243)
Merchandise and other	18,926	18,484	442	18,484	17,389	1,095
Total cost of operations	38,263	37,396	867	37,396	33,689	3,707
Commercial depreciation	2,810	2,654	156	2,654	2,620	34
Ancillary net income:						
Tenant reinsurance	63,548	57,941	5,607	57,941	54,932	3,009
Commercial	6,353	6,433	(80)	6,433	5,893	540
Merchandise and other	12,665	9,665	3,000	9,665	7,247	2,418
Total ancillary net income	$ 82,566	$ 74,039	$ 8,527	$ 74,039	$ 68,072	$ 5,967

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance company against losses to goods stored by tenants in the domestic self-storage facilities we operate. The level of tenant reinsurance revenues is largely dependent upon the level of premiums charged for such insurance and the number of tenants that participate in the insurance program. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjustment expenses. These costs are dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties thereby increasing tenant insurance claims.

The increase in tenant insurance revenues in 2012 as compared to 2011, and 2011 as compared to 2010, was due primarily to (i) an increase in the number of tenants participating in the insurance program, due to a larger tenant base combined with a higher participation level, and (ii) an increase in average premium rates. On average, approximately 63%, 61%, and 58% of our tenants had such policies during 2012, 2011 and 2010, respectively. We expect less growth in the percentage of tenants with insurance policies, and approximately flat premium rates, in 2013 as compared to the growth experienced in 2012.

Commercial operations: We also operate commercial facilities, primarily the leasing of small retail storefronts and office space located on or near our existing self-storage facilities. We do not expect any significant changes in revenues or profitability from our commercial operations.

Merchandise sales and other: We sell locks, boxes, and packing supplies at our self-storage facilities, and the level of sales of these items is primarily impacted by the level of move-ins and other customer traffic at our self-storage facilities. Over the past two years our merchandise sales and margins improved primarily as a result of higher retail prices for our locks. To a much lesser extent, we manage a total of 44 self-storage facilities in the U.S. for third party owners and various unconsolidated affiliated limited partnerships for a fee.

Other Income and Expense Items

Interest and other income: Interest and other income was $22.1 million in 2012, $32.3 million in 2011 and $29.0 million in 2010, respectively. Interest and other income primarily includes interest income on loans receivable from Shurgard Europe, as well as trademark license fees received from Shurgard Europe for the use of the "Shurgard" trade name. We record 51% of the aggregate interest income and trademark license fees as interest and other income, while the remaining 49% is presented as additional equity in earnings on our statements of income.

Interest and other income received from Shurgard Europe decreased from $26.7 million in 2011 to $20.0 million in 2012, due primarily to (i) interest income on a bridge loan to Shurgard Europe of approximately $2.5 million during 2011 (none in 2012), (ii) reduced interest income on our currently outstanding loan receivable from Shurgard Europe, due to lower average outstanding balance in 2012 versus 2011 and a decrease in the average exchange rate of the U.S. Dollar to the Euro from 1.392 for 2011 to 1.285 for 2012 when converting euro denominated interest on the loan into U.S. Dollars.

Interest and other income from Shurgard Europe increased from $25.1 million in 2010 to $26.7 million in 2011, due primarily to (i) $2.5 million in interest earned during 2011 on the aforementioned bridge loan to Shurgard Europe, and (ii) an increase in the average exchange rate of the U.S. Dollar to the Euro from 1.326 for 2010 as to 1.392 in 2011.

In 2011, we also received $1.5 million in interest and other income from our joint venture partner for funding its 51% pro rata share of Shurgard Europe's cost of the Acquired JV Interests for the period from March 2, 2011 until June 15, 2011.

The loan receivable from Shurgard Europe is denominated in Euros, has a balance of €311.0 million ($411.0 million) as of December 31, 2012, and matures in February 2015. Future interest income recorded in connection with this loan will be dependent upon the average outstanding balance as well as the exchange rate of the Euro versus the U.S. Dollar. All such interest has been paid currently when due and we expect the interest to continue to be paid when due with Shurgard Europe's operating cash flow. The terms of a loan payable by Shurgard Europe to a bank, with a principal amount of €160 million at December 31, 2012, requires significant principal repayments through the maturity date in November 2014. As a result, in 2012, there were no principal repayments on our loan, and future principal repayments on our loan will be limited until the bank loan is repaid.

Shurgard Europe is currently considering refinancing its debt during 2013, including amounts owed to us. Depending on if, and when, any such refinancing is consummated it would result in reduced interest income due to the repayment of our loan.

During 2011 and 2010, Shurgard Europe repaid €62.7 million ($85.8 million) and €18.2 million ($24.5 million), respectively, on our loan.

The remainder of our interest and other income is comprised primarily of interest earned on cash balances as well as sundry other income items that are received from time to time in varying amounts. Interest income on cash balances has been minimal, because rates have been at historic lows of 0.1% or less, and we expect this trend to continue in the foreseeable future. Future earnings from sundry other income items are not predictable.

Depreciation and amortization: Depreciation and amortization expense was approximately stable at $357.8 million, $358.0 million and $353.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The level of future depreciation and amortization will primarily depend upon the level of acquisitions of facilities and the level of capital expenditures we incur on our facilities.

General and administrative expense: General and administrative expense for 2012, 2011, and 2010 is set forth in the following table:

	Year Ended December 31,			Year Ended December 31,		
	2012	2011	Change	2011	2010	Change
	(Amounts in thousands)					
Share-based compensation expense	$ 24,312	$ 23,709	$ 603	$ 23,709	$ 11,444	$ 12,265
Costs of senior executives	4,736	3,332	1,404	3,332	3,332	-
Development and acquisition overhead	6,355	4,129	2,226	4,129	5,860	(1,731)
Tax compliance costs and taxes paid	4,775	5,546	(771)	5,546	3,684	1,862
Legal costs	3,653	3,601	52	3,601	2,678	923
Public company costs	2,937	2,919	18	2,919	3,133	(214)
Other costs	10,069	9,174	895	9,174	8,356	818
Total	$ 56,837	$ 52,410	$ 4,427	$ 52,410	$ 38,487	$ 13,923

Share-based compensation expense includes the amortization of restricted share units ("RSUs") and stock options granted to employees, as well as employer taxes incurred upon vesting of RSUs and upon exercise of employee stock options. The level of share-based compensation expense varies based upon the level of grants and forfeitures. Share-based compensation cost increased in 2011 as compared to 2010 due primarily to an increase of $11.3 million related to a performance-based plan established in 2011 (the "2011 Plan"), with expense recognized on an accelerated basis over five years. Share-based compensation costs increased $0.6 million in 2012 as compared to 2011, due to additional share-based grants, offset partially by a reduction of $5.5 million with respect to the 2011 Plan. We expect share-based compensation expense to remain flat in 2013 as compared to 2012. See Note 10 to our December 31, 2012 financial statements for further information on our share-based compensation.

Costs of senior executives represents the cash compensation paid to our chief executive officer and chief financial officer, and has increased due to an increase in incentive compensation paid in 2012 as compared to 2011.

Development and acquisition overhead represents the internal and external expenses of identifying, evaluating, and implementing our acquisition and development activities and varies primarily based upon the level of development and acquisition activities undertaken. Approximately $1.8 million, $0.8 million, and $2.6 million in incremental legal, transfer tax, and other related costs were incurred in connection with the acquisition of real estate facilities in 2012, 2011 and 2010, respectively. The level of such costs to be incurred in 2013 will depend upon the level of acquisition activities, which is not determinable. We have hired additional personnel in late 2012 in connection with an expansion in our development activity, as a result we expect an increase in costs associated with development personnel.

Tax compliance costs and taxes paid include taxes paid to various state and local authorities, the internal and external costs of filing tax returns, costs associated with complying with federal and state tax laws, and maintaining our compliance with Internal Revenue Service REIT rules. Such costs vary primarily based upon the tax rates of the various states in which we do business.

Legal costs include internal personnel as well as fees paid to legal firms and other third parties with respect to general corporate legal matters and risk management, and varies based upon the level of litigation.

Public company costs represent the incremental costs of operating as a publicly-traded company, such as internal and external investor relations expenses, stock listing and transfer agent fees, board of directors' costs, and costs associated with maintaining compliance with applicable laws and regulations, including the Sarbanes-Oxley Act.

Our future general and administrative expenses are difficult to estimate, due to their dependence upon many factors, including those noted above.

Interest expense: Interest expense was $19.8 million, $24.2 million and $30.2 million for 2012, 2011 and 2010, respectively. Interest capitalized into real estate was nominal for all periods due to our minimal real estate development activities.

The decreases in 2012 as compared to 2011, and 2011 as compared to 2010, are due primarily to principal repayments on our mortgage debt and, with respect to the 2011 decrease, repayments on our senior unsecured notes. See Note 6 to our December 31, 2012 financial statements for a schedule of our notes payable balances, principal repayment requirements, and average interest rates.

Foreign Exchange Gain (Loss): We recorded a foreign currency translation gain of $8.9 million in 2012 and losses of $7.3 million and $42.3 million in 2011, and 2010, respectively, representing the change in the U.S. Dollar equivalent of our Euro-based loan receivable from Shurgard Europe due to fluctuations in exchange rates. We have not entered into any agreements to mitigate the impact of currency exchange fluctuations between the U.S. Dollar and the Euro, therefore the amount of U.S. Dollars we will receive on repayment will depend upon the currency exchange rates at that time. We record the exchange gains or losses into net income each period because of our continued expectation of repayment of the loan in the foreseeable future. The U.S. Dollar exchange rate relative to the Euro was approximately 1.322, 1.295 and 1.325 at December 31, 2012, December 31, 2011 and December 31, 2010, respectively.

Future foreign exchange gains or losses will be dependent primarily upon the movement of the Euro relative to the U.S. Dollar, the amount owed from Shurgard Europe and our continued expectation of collecting the principal on the loan in the foreseeable future.

Discontinued Operations: In addition to the revenues and cost of operations of disposed self-storage facilities, discontinued operations includes $12.1 million, $2.7 million and $7.8 million in gains on disposition of real estate facilities in 2012, 2011 and 2010, respectively, and a $1.9 million impairment charge on real estate and intangible assets incurred in 2010.

Net Income Allocable to Noncontrolling Interests: Net income allocable to noncontrolling interests decreased during 2012 as compared to the 2011, and in 2011 as compared to 2010, due primarily to our acquisition of noncontrolling interests during 2012 and 2011.

Net Income Allocable to Preferred Shareholders: Allocations of net income to our preferred shareholders generally consists of allocations (i) based on distributions and (ii) in applying EITF D-42 when we redeem preferred stock. During 2012, 2011 and 2010, we have redeemed certain existing series of preferred shares and issued additional preferred shares at lower coupon rates. Net income allocable to preferred shareholders in applying EITF D-42 increased in 2012 as compared to 2011, and in 2011 as compared to 2010, due to increases in preferred share redemption activities. Net income allocable to preferred shareholders associated with distributions decreased during

2012 as compared to 2011, and 2011 as compared to 2010, due primarily to lower average dividend rates on our outstanding preferred securities. Based upon our preferred shares outstanding at December 31, 2012, and including the Series W Preferred Shares which were issued on January 16, 2013, our quarterly distribution to our preferred shareholders is expected to be approximately $49.0 million.

Net Operating Income

In our discussions above, we refer to net operating income or "NOI," which is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation and amortization expense. We believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, in evaluating property performance and in comparing period-to-period and market-to-market property operating results. In addition, we believe the investment community utilizes NOI in determining operating performance and real estate values, and does not consider depreciation expense because it is based upon historical cost. NOI is not a substitute for net income, net operating cash flow, or other related GAAP financial measures, in evaluating our operating results. The following table reconciles NOI generated by our self-storage facilities to our net income:

	Year Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Self-storage net operating income:			
Same Store Facilities	$ 1,127,568	$ 1,045,014	$ 979,802
Non Same Store Facilities	73,656	53,672	34,879
	1,201,224	1,098,686	1,014,681
Self-storage depreciation expense:			
Same Store Facilities	(313,173)	(319,033)	(316,199)
Non Same Store Facilities	(41,798)	(36,282)	(34,426)
	(354,971)	(355,315)	(350,625)
Self-storage net income:			
Same Store Facilities	814,395	725,981	663,603
Non Same Store Facilities	31,858	17,390	453
Total net income from self-storage	846,253	743,371	664,056
Ancillary operating revenue	123,639	114,089	104,381
Ancillary cost of operations	(38,263)	(37,396)	(33,689)
Commercial depreciation and amortization	(2,810)	(2,654)	(2,620)
General and administrative expense	(56,837)	(52,410)	(38,487)
Asset impairment charges	-	(2,186)	(994)
Interest and other income	22,074	32,333	29,017
Interest expense	(19,813)	(24,222)	(30,225)
Equity in earnings of unconsolidated real estate entities	45,586	58,704	38,352
Foreign currency exchange gain (loss)	8,876	(7,287)	(42,264)
Gain on real estate sales and debt retirement	1,456	10,801	827
Discontinued operations	12,874	3,316	7,760
Net income	$ 943,035	$ 836,459	$ 696,114

Liquidity and Capital Resources

We believe that our cash balances and net cash provided by our operating activities will continue to be sufficient to enable us to meet our operating expenses, debt service, capital improvements and distribution requirements to our shareholders for the foreseeable future.

Operating as a REIT, our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be distributed to our shareholders (see ***"Requirement to Pay Distributions"*** below). Despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund capital improvements to maintain our facilities, distributions to the noncontrolling interests, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2012	2011	2010
	(Amount in thousands)		
Net cash provided by operating activities (a)	$ 1,285,659	$ 1,203,452	$ 1,093,221
Capital improvements to real estate facilities	(67,737)	(69,777)	(77,500)
Remaining operating cash flow available for distributions to equity holders	1,217,922	1,133,675	1,015,721
Distributions paid to:			
Noncontrolling interests	(5,945)	(14,314)	(24,542)
Common shareholders and restricted share unitholders ($4.40 per share for 2012, $3.65 per share for 2011 and $3.05 per share for 2010)	(753,913)	(621,369)	(516,894)
Preferred and Equity Shares, Series A shareholders	(205,241)	(224,877)	(237,876)
Cash from operations available for principal payments on debt and reinvestment (b)	$ 252,823	$ 273,115	$ 236,409

(a) Represents net cash provided by operating activities for each respective year as presented in our December 31, 2012 statements of cash flows.

(b) We present cash from operations available for principal payments on debt and reinvestment because we believe it is an important measure to evaluate our ongoing liquidity. This measure is not a substitute for cash flows from operations or net cash flows in evaluating our liquidity, ability to repay our debt, or to meet our distribution requirements.

Our financial profile is characterized by a low level of debt-to-total-capitalization. We expect to fund our long-term growth strategies and debt obligations with (i) retained operating cash flows, (ii) depending upon market conditions, proceeds from the issuance of common or preferred equity, and (iii) in the case of acquisitions of facilities, the assumption of existing debt. In general, our strategy is to continue to finance our growth with permanent capital, either retained operating cash flow or capital raised through the issuance of common or preferred equity to the extent that market conditions are favorable.

We have elected to use predominantly preferred securities in our capital structure as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred shares have no sinking fund requirement or maturity date and do not require redemption, all of which eliminate future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred shares at any time, which enables us to refinance higher coupon preferred shares with new preferred shares at lower rates if appropriate, (iv) preferred shares do not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred shares can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of preferred shares are "A3" by Moody's, "BBB+" by Standard & Poor's and "A-" by Fitch Ratings. In recent years, we have been one of the largest and most frequent issuers of preferred stock in the U.S.

Summary of Current Cash Balances and Short-term Capital Commitments: At December 31, 2012, cash and cash equivalents totaled $17.2 million and we had $133.0 million in borrowings on our line of credit. On January 16, 2013, we raised $485 million in net proceeds from the issuance of our 5.2% Series W Preferred Shares and repaid the outstanding borrowings on our line of credit. We have $255 million in scheduled principal repayments in 2013, including $186 million for our senior notes which mature on March 15, 2013. As noted below, we have a pipeline of development projects with approximately $133 million in remaining spending. We have no other significant commitments in 2013.

Access to Additional Capital: We have a revolving line of credit for borrowings up to $300 million which expires March 21, 2017, with no outstanding borrowings at February 25, 2013. We seldom borrow on the line of credit and generally view borrowings on the line as a means to bridge capital needs until we are able to refinance them with permanent capital. When seeking capital, we select the lowest-cost form of permanent capital. For at least the last ten years, we have raised cash proceeds for growth and other corporate purposes primarily through the issuance of preferred securities, while we have issued common shares only in connection with mergers and acquisitions of interests in real estate entities, with one exception. In December 2012, we raised $101 million from the sale of common shares owned by a wholly-owned subsidiary, which was done to efficiently liquidate that subsidiary. We have no current plans to issue common shares for cash proceeds.

During periods of favorable market conditions, we have generally been able to raise capital from the issuance of preferred securities at an attractive cost of capital. During the years ended December 31, 2012 and 2011, we issued approximately $1.7 billion and $862.5 million, respectively, of preferred securities and on January 16, 2013, we issued another $500.0 million of preferred securities. The net proceeds from these issuances were generally used to fund the redemptions of higher rate preferred securities and thus lower our cost of capital with respect to our overall outstanding preferred securities. During 2013, due to the favorable market conditions, we expect to continue to issue preferred securities with the likelihood that we will build our cash reserves for future investments.

Debt Service Requirements: As of December 31, 2012, our outstanding debt totaled approximately $468.8 million, including $133 million outstanding on our line of credit. On January 16, 2013, we repaid the remaining outstanding balance on our line of credit. Approximate principal maturities of our other unsecured and secured debt are as follows (amounts in thousands):

	Unsecured debt	Secured debt	Total
2013	$ 186,460	$ 68,116	$ 254,576
2014	-	35,127	35,127
2015	-	30,009	30,009
2016	-	10,065	10,065
2017	-	1,003	1,003
Thereafter	-	5,048	5,048
	$ 186,460	$ 149,368	$ 335,828

The unsecured debt of $186.5 million is due on March 15, 2013. Our remaining debt maturities are nominal compared to our annual cash from operations available for debt repayment. We intend to repay the debt at maturity and not seek to refinance it with additional debt.

Our portfolio of real estate facilities is substantially unencumbered. At December 31, 2012, we have 2,001 self-storage facilities with an aggregate net book value of approximately $7.0 billion that are unencumbered.

Capital Improvement Requirements: Capital improvements include major repairs or replacements to elements of our facilities, which keep the facilities in good operating condition and maintain their visual appeal to the customer. Capital improvements do not include costs relating to the development of new facilities or the expansion of net rentable square footage of existing facilities. We incurred capital improvements totaling $67.7 million during 2012. During 2013, we expect to incur approximately $72 million for capital improvements and expect to fund such improvements with operating cash flow. For the last three years, our capital expenditures have ranged between approximately $0.55 and $0.60 per net rentable square foot per year.

Requirement to Pay Distributions: For all periods presented herein, we have elected to be treated as a REIT, as defined in the Internal Revenue Code. As a REIT, we do not incur federal income tax on our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) that is fully distributed each year (for this purpose, certain distributions paid in a subsequent year may be considered), and if we meet certain organizational and operational rules. We believe we have met these requirements in all periods presented herein, and we expect to continue to elect and qualify as a REIT.

Aggregate REIT qualifying distributions paid during 2012 totaled $959.2 million, consisting of $205.2 million to preferred shareholders and $753.9 million to common shareholders and restricted share unitholders.

We estimate the annual distribution requirements with respect to our Preferred Shares outstanding at December 31, 2012, including the Series W Preferred Shares issued on January 16, 2013, to be approximately $196 million per year.

On February 21, 2013, our Board of Trustees declared a regular common quarterly dividend of $1.25 per common share, representing an increase of 13.6% from the previous regular common dividend of $1.10 per common share. Our consistent, long-term dividend policy has been to distribute only our taxable income. Future quarterly distributions with respect to the common shares will continue to be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders and will be funded with operating cash flow.

We are obligated to pay distributions to noncontrolling interests in our consolidated subsidiaries based upon the available operating cash flows of the respective subsidiary. We estimate annual distributions of approximately $6.3 million with respect to such non-controlling interests outstanding at December 31, 2012.

Acquisition Activities: During 2013, we will continue to seek to acquire self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake.

Development Activities: At December 31, 2012, we had a development pipeline of projects to expand existing self-storage facilities and develop new self-storage facilities, which will add approximately 1.3 million net rentable square feet of self-storage space. The aggregate cost of these projects is estimated at $169 million, of which $36 million had been incurred at December 31, 2012, and the remaining costs will be incurred principally in 2013. Some of these projects are subject to significant contingencies such as entitlement approval. We expect to continue to seek additional development projects and have hired additional personnel; however, due to the difficulty in finding projects that meet our risk-adjusted yield expectations, as well as the difficulty in obtaining building permits for self-storage activities in certain municipalities, it is uncertain as to how much additional development we will undertake in the future.

Shurgard Europe: We have a 49% interest in Shurgard Europe and our institutional partner owns the remaining 51% interest. As of December 31, 2012, Shurgard Europe had two loans outstanding; (i) €159.5 million due to a bank and (ii) €311.0 million due to Pubic Storage. The loan due to Public Storage (totaling $411.0 million U.S Dollars) bears interest at a fixed rate of 9.0% per annum and matures February 15, 2015. The loan can be prepaid in part or in full at any time without penalty. This loan is denominated in Euros and is translated to U.S. Dollars for financial statement purposes.

The bank loan requires significant principal reduction through the maturity date in November 2014. As a result, in 2012, there were no principal repayments on our loan, and future principal repayments on our loan will be limited until the bank loan is repaid. Further, consistent with prior years, we do not expect to receive cash distributions from Shurgard Europe with respect to our 49% equity interest for the foreseeable future.

Redemption of Preferred Securities: We have no other series of preferred shares that are redeemable before April 2015 and none of our preferred securities are redeemable at the option of the holders.

Repurchases of Company's Common Shares: Our Board of Trustees has authorized management to repurchase up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During 2012, we did not repurchase any of our common shares. From the inception of the repurchase program through February 25, 2013, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. We have no current plans to repurchase shares; however, future levels of common share repurchases will be dependent upon our available capital, investment alternatives and the trading price of our common shares.

Contractual Obligations

Our significant contractual obligations at December 31, 2012 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt (1)	$ 351,925	$ 264,023	$ 38,533	$ 31,358	$ 10,851	$ 1,324	$ 5,836
Line of credit (2)	133,064	133,064	-	-	-	-	-
Operating leases (3)	74,681	4,731	4,615	3,661	3,567	2,722	55,385
Construction and purchase commitments	14,828	12,392	2,436	-	-	-	-
Total	$ 574,498	$414,210	$ 45,584	$ 35,019	$ 14,418	$ 4,046	$ 61,221

(1) Amounts include principal and interest payments (all of which are fixed-rate) on our notes payable based on their contractual terms. See Note 6 to our December 31, 2012 financial statements for additional information on our notes payable.

(2) Amounts represent borrowings under our $300 million revolving line of credit, which were repaid in January 2013. See Note 6 to our December 31, 2012 financial statements for additional information on our line of credit.

(3) We lease land, equipment and office space under various operating leases. Certain leases are cancelable; however, significant penalties would be incurred upon cancellation. Amounts reflected above consider continuance of the lease without cancellation.

We estimate the annual distribution requirements with respect to our Preferred Shares outstanding at December 31, 2012, including the Series W Preferred Shares issued on January 16, 2013, to be approximately $196 million per year. Dividends are paid when and if declared by our Board of Trustees and accumulate if not paid. We have no other series of preferred shares that are redeemable before April 2015 and none of our preferred securities are redeemable at the option of the holders.

Off-Balance Sheet Arrangements: At December 31, 2012, we had no material off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we are capitalized primarily with preferred and common equity. Our preferred shares are redeemable at our option generally five years after issuance, but the holder has no redemption option. Our debt is our only market-risk sensitive portion of our capital structure, which totals $468.8 million and represents 5.8% of the book value of our equity at December 31, 2012.

We have foreign currency exposures related to our investment in Shurgard Europe, which has a book value of $411.1 million at December 31, 2012. We also have a loan receivable from Shurgard Europe, which is denominated in Euros, totaling €311.0 million ($411.0 million) at December 31, 2012.

The table below summarizes annual debt maturities and weighted-average interest rates on our outstanding debt at the end of each year and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2012 (dollar amounts in thousands).

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Fixed rate debt..................	$ 254,576	$ 35,127	$ 30,009	$ 10,065	$ 1,003	$ 5,048	$ 335,828	$ 339,634
Average interest rate	5.87%	5.35%	5.45%	5.57%	5.78%	5.69%		
Variable rate debt (1)	$ 133,000	$ -	$ -	$ -	$ -	$ -	$ 133,000	$ 133,000
Average interest rate	1.16%							

(1) Amounts represent borrowings under our line of credit which expires in March 2017, which had a variable interest rate at December 31, 2012 of 1.16%. These borrowings were repaid in January 2013.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2012 and December 31, 2011 and for each of the three years in the period ended December 31, 2012 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. <u>Controls and Procedures</u>

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports we file and submit under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. We also have investments in certain unconsolidated real estate entities and because we do not control these entities, our disclosure controls and procedures with respect to such entities are substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of December 31, 2012, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012, at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on our internal control over financial reporting appears below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2011 to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Public Storage

We have audited Public Storage's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Public Storage maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 25, 2013

PART III

ITEM 10. Trustees, Executive Officers and Corporate Governance

The information required by this item with respect to trustees will be included under the captions titled "Election of Trustees" in the Company's definitive proxy statement for the 2013 Annual Meeting to be filed with the SEC within 120 days of the fiscal year ended December 31, 2012 (the "2013 Proxy Statement") and is incorporated herein by reference.

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert will be included under the captions "Corporate Governance and Board Matters—Audit Committee", "Corporate Governance and Board Matters—Consideration of Candidates for Trustee" in the 2013 Proxy Statement and is incorporated herein by reference.

The information required by this item with respect to Section 16(a) compliance will be included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement and is incorporated herein by reference.

The information required by this item with respect to a code of ethics will be included under the caption "Corporate Governance and Board Matters" in the 2013 Proxy Statement and is incorporated herein by reference. Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 55, is Chairman of the Board, President and Chief Executive Officer. He was named Chairman in 2011 and has served as the company's Chief Executive Officer and a member of the Board of Public Storage since November 2002. Mr. Havner has been Chairman of the Board of Public Storage's affiliate, PS Business Parks, Inc. (PSB), since March 1998. Within the last five years, Mr. Havner served on the boards of Union BanCal Corporation and its subsidiary, Union Bank of California, and General Finance Corporation.

John Reyes, age 52, has served as Senior Vice President and Chief Financial Officer of Public Storage since 1996.

Shawn Weidmann, 49, joined Public Storage as Senior Vice President and Chief Operating Officer in August 2011. Prior to joining Public Storage, Mr. Weidmann was employed at Teleflora LLC, the world's leading floral wire service, where he served as President since 2006.

David F. Doll, age 54, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for the real estate activities of Public Storage, including property acquisitions, developments, repackagings, and capital improvements.

Steven M. Glick, age 56, became Senior Vice President and Chief Legal Officer of Public Storage in February 2010. From April 2005 until joining Public Storage, Mr. Glick was Senior Vice President and General Counsel, Americas for Technicolor (NYSE:TCH), a services, systems and technology company.

Candace N. Krol, age 51, has served as Senior Vice President of Human Resources since September 2005.

ITEM 11. **Executive Compensation**

The information required by this item will be included under the captions titled "Corporate Governance and Board Matters," "Executive Compensation," "Corporate Governance and Board Matters--Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee" in the 2013 Proxy Statement and is incorporated herein by reference.

ITEM 12. **Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2012 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a)...	2,896,157 (b)	$59.24	1,535,487
Equity compensation plans not approved by security holders (c)...	-	-	595,002

a) The Company's stock option and stock incentive plans are described more fully in Note 10 to the December 31, 2012 financial statements. All plans, other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 642,647 restricted share units that, if and when vested, will be settled in common shares of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and trustees. The principal terms of these plans are as follows: (1) 2,500,000 common shares were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. **Certain Relationships and Related Transactions and Trustee Independence**

The information required by this item will be included under the captions titled "Corporate Governance and Board Matters—Trustee Independence" and "Certain Relationships and Related Transactions and Legal Proceedings" in the 2013 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

The information required by this item will be included under the caption titled "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2012 and 2011" in the 2013 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1	Articles of Amendment and Restatement of Declaration of Trust of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference herein.
3.2	Bylaws of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated May 11, 2010 and incorporated by reference herein.
3.3	Articles Supplementary for Public Storage 6.875% Cumulative Preferred Shares, Series O. Filed with the Registrant's Current Report on Form 8-K dated April 8, 2010 and incorporated by reference herein.
3.4	Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series P. Filed with the Registrant's Current Report on Form 8-K dated October 6, 2010 and incorporated by reference herein.
3.5	Articles Supplementary for Public Storage 6.5% Cumulative Preferred Shares, Series Q. Filed with the Registrant's Current Report on Form 8-K dated May 2, 2011 and incorporated by reference herein.
3.6	Articles Supplementary for Public Storage 6.35% Cumulative Preferred Shares, Series R. Filed with the Registrant's Current Report on Form 8-K dated July 20, 2011 and incorporated by reference herein.
3.7	Articles Supplementary for Public Storage 5.900% Cumulative Preferred Shares, Series S. Filed with the Registrant's Current Report on Form 8-K dated January 9, 2012 and incorporated by reference herein.
3.8	Articles Supplementary for Public Storage 5.750% Cumulative Preferred Shares, Series T. Filed with the Registrant's Current Report on Form 8-K dated March 7, 2012 and incorporated by reference herein.
3.9	Articles Supplementary for Public Storage 5.625% Cumulative Preferred Shares, Series U. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2012 and incorporated by reference herein.
3.10	Articles Supplementary for Public Storage 5.375% Cumulative Preferred Shares, Series V. Filed with the Registrant's Current Report on Form 8-K dated September 11, 2012 and incorporated by reference herein.
3.11	Articles Supplementary for Public Storage 5.20% Cumulative Preferred Shares, Series W. Filed with the Registrant's Current Report on Form 8-K dated January 8, 2013 and incorporated by reference herein.
4.1	Master Deposit Agreement, dated as of May 31, 2007. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
10.1	Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Public Storage Inc.'s ("PSI") Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-0839) and incorporated herein by reference.

10.2 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 001-11186) and incorporated herein by reference.

10.3 Agreement of Limited Partnership of PS Business Parks, L.P. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.4 Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P. (March 12, 1999). Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (SEC File No. 001-0839) and incorporated herein by reference.

10.5 Amended and Restated Credit Agreement by and among Registrant, Wells Fargo Securities, LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated as joint lead arrangers, Wells Fargo Bank, National Association, as administrative agent, and the other financial institutions party thereto, dated as of March 21, 2012. Filed with PSI's Current Report on Form 8-K on March 27, 2012 (SEC File No. 001-0839) and incorporated herein by reference.

10.6* Post-Retirement Agreement between Registrant and B. Wayne Hughes dated as of March 11, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference.

10.7* Shurgard Storage Centers, Inc. 2004 Long Term Incentive Compensation Plan. Filed as Appendix A of Definitive Proxy Statement dated June 7, 2004 filed by Shurgard (SEC File No. 001-11455) and incorporated herein by reference.

10.8* Public Storage, Inc. 2001 Stock Option and Incentive Plan ("2001 Plan"). Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.

10.9* Form of 2001 Plan Non-qualified Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.10* Form of 2001 Plan Restricted Share Unit Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.11* Form of 2001 Plan Non-Qualified Outside Director Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.

10.12* Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (SEC File No. 333-144907) and incorporated herein by reference.

10.13* Form of 2007 Plan Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.14* Form of 2007 Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.

10.15* Form of Indemnity Agreement. Filed with Registrant's Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-141448) and incorporated herein by reference.

10.16*	Amendment to Form of Trustee Stock Option Agreement. Filed as Exhibit 10.30 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference.
10.17*	Revised Form of Trustee Stock Option Agreement. Filed as Exhibit 10.31 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference.
12	Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends. Filed herewith.
23	Consent of Ernst & Young LLP. Filed herewith.
31.1	Rule 13a – 14(a) Certification. Filed herewith.
31.2	Rule 13a – 14(a) Certification. Filed herewith.
32	Section 1350 Certifications. Filed herewith.
101 .INS**	XBRL Instance Document
101 .SCH**	XBRL Taxonomy Extension Schema
101 .CAL**	XBRL Taxonomy Extension Calculation Linkbase
101 .DEF**	XBRL Taxonomy Extension Definition Linkbase
101 .LAB**	XBRL Taxonomy Extension Label Linkbase
101 .PRE**	XBRL Taxonomy Extension Presentation Link

_ (1) SEC File No. 001-33519 unless otherwise indicated.

* Denotes management compensatory plan agreement or arrangement.

** Furnished herewith.

PUBLIC STORAGE
INDEX TO FINANCIAL STATEMENTS

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of Public Storage

We have audited the accompanying consolidated balance sheets of Public Storage as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Public Storage's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 25, 2013

PUBLIC STORAGE
BALANCE SHEETS
(Amounts in thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 17,239	$ 139,008
Real estate facilities, at cost:		
Land	2,868,925	2,811,515
Buildings	8,201,137	7,966,061
	11,070,062	10,777,576
Accumulated depreciation	(3,738,130)	(3,398,379)
	7,331,932	7,379,197
Investments in unconsolidated real estate entities	735,323	714,627
Goodwill and other intangible assets, net	209,374	209,833
Loan receivable from unconsolidated real estate entity	410,995	402,693
Other assets	88,540	87,204
Total assets	$ 8,793,403	$ 8,932,562
LIABILITIES AND EQUITY		
Borrowings on bank credit facility	$ 133,000	$ -
Notes payable	335,828	398,314
Accrued and other liabilities	201,711	210,966
Total liabilities	670,539	609,280
Redeemable noncontrolling interests	-	12,355
Commitments and contingencies (Note 13)		
Equity:		
Public Storage shareholders' equity:		
Preferred Shares, $0.01 par value, 100,000,000 shares authorized, 113,500 shares issued (in series) and outstanding, (475,000 at December 31, 2011), at liquidation preference	2,837,500	3,111,271
Common Shares, $0.10 par value, 650,000,000 shares authorized, 171,388,286 shares issued and outstanding (170,238,805 shares at December 31, 2011)	17,139	17,024
Paid-in capital	5,519,596	5,442,506
Accumulated deficit	(279,474)	(259,578)
Accumulated other comprehensive loss	(1,005)	(23,014)
Total Public Storage shareholders' equity	8,093,756	8,288,209
Permanent noncontrolling interests	29,108	22,718
Total equity	8,122,864	8,310,927
Total liabilities and equity	$ 8,793,403	$ 8,932,562

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,		
	2012	2011	2010
Revenues:			
Self-storage facilities	$ 1,703,090	$ 1,603,524	$ 1,509,396
Ancillary operations	123,639	114,089	104,381
	1,826,729	1,717,613	1,613,777
Expenses:			
Self-storage cost of operations	501,866	504,838	494,715
Ancillary cost of operations	38,263	37,396	33,689
Depreciation and amortization	357,781	357,969	353,245
General and administrative	56,837	52,410	38,487
Asset impairment charges	-	2,186	994
	954,747	954,799	921,130
Operating income	871,982	762,814	692,647
Interest and other income	22,074	32,333	29,017
Interest expense	(19,813)	(24,222)	(30,225)
Equity in earnings of unconsolidated real estate entities	45,586	58,704	38,352
Foreign currency exchange gain (loss)	8,876	(7,287)	(42,264)
Gain on real estate sales and debt retirement	1,456	10,801	827
Income from continuing operations	930,161	833,143	688,354
Discontinued operations	12,874	3,316	7,760
Net income	943,035	836,459	696,114
Allocation to noncontrolling interests	(3,777)	(12,617)	(24,076)
Net income allocable to Public Storage shareholders	939,258	823,842	672,038
Allocation of net income to:			
Preferred shareholders - distributions	(205,241)	(224,877)	(232,745)
Preferred shareholders - redemptions	(61,696)	(35,585)	(7,889)
Equity Shares, Series A - distributions	-	-	(5,131)
Equity Shares, Series A - redemptions	-	-	(25,746)
Restricted share units	(2,627)	(1,633)	(1,349)
Net income allocable to common shareholders	$ 669,694	$ 561,747	$ 399,178
Net income per common share – basic			
Continuing operations	$ 3.85	$ 3.29	$ 2.31
Discontinued operations	0.08	0.02	0.05
	$ 3.93	$ 3.31	$ 2.36
Net income per common share – diluted			
Continuing operations	$ 3.83	$ 3.27	$ 2.30
Discontinued operations	0.07	0.02	0.05
	$ 3.90	$ 3.29	$ 2.35
Basic weighted average common shares outstanding	170,562	169,657	168,877
Diluted weighted average common shares outstanding	171,664	170,750	169,772
Cash dividends declared per common share	$ 4.40	$ 3.65	$ 3.05

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

	For the Years Ended December 31,		
	2012	2011	2010
Net income	$ 943,035	$ 836,459	$ 696,114
Other comprehensive (loss) income:			
Aggregate foreign currency exchange gain (loss)	30,885	(14,528)	(43,035)
Adjust for foreign currency exchange (gain) loss included in net income	(8,876)	7,287	42,264
Other comprehensive income (loss)	22,009	(7,241)	(771)
Total comprehensive income	965,044	829,218	695,343
Allocation to noncontrolling interests	(3,777)	(12,617)	(24,076)
Comprehensive income allocated to Public Storage shareholders	$ 961,267	$ 816,601	$ 671,267

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF EQUITY
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Public Storage Shareholders' Equity	Permanent Noncontrolling Interests	Total Equity
Balances at December 31, 2009	$ 3,399,777	$ 16,842	$ 5,680,549	$ (153,759)	$ (15,002)	$ 8,928,407	$ 132,974	$ 9,061,381
Redemption of 10,950,000 preferred shares (Note 8)	(273,750)	-	800	-	-	(272,950)	-	(272,950)
Issuance of 10,800,000 preferred shares (Note 8)	270,000	-	(8,897)	-	-	261,103	-	261,103
Redemption of preferred partnership units (Note 7)	-	-	(400)	-	-	(400)	(100,000)	(100,400)
Redemption of Equity Shares, Series A (8,377,193 shares) (Note 8)	-	-	(205,366)	-	-	(205,366)	-	(205,366)
Issuance of common shares in connection with share-based compensation (847,280 shares) (Note 10)	-	85	41,223	-	-	41,308	-	41,308
Share-based compensation expense, net of cash paid in lieu of common shares (Note 10)	-	-	7,918	-	-	7,918	-	7,918
Adjustments of redeemable noncontrolling interests to liquidation value (Note 7)	-	-	-	(319)	-	(319)	-	(319)
Net income	-	-	-	696,114	-	696,114	-	696,114
Net income allocated to (Note 7):								
Redeemable noncontrolling interests	-	-	-	(933)	-	(933)	-	(933)
Permanent noncontrolling interests	-	-	-	(22,743)	-	(22,743)	22,743	-
Distributions to equity holders:								
Preferred shares (Note 8)	-	-	-	(232,745)	-	(232,745)	-	(232,745)
Permanent noncontrolling interests	-	-	-	-	-	-	(23,381)	(23,381)
Equity Shares, Series A ($0.6125 per depositary share)	-	-	-	(5,131)	-	(5,131)	-	(5,131)
Common shares and restricted share units ($3.05 per share)	-	-	-	(516,894)	-	(516,894)	-	(516,894)
Other comprehensive loss (Note 2)	-	-	-	-	(771)	(771)	-	(771)
Balances at December 31, 2010	3,396,027	16,927	5,515,827	(236,410)	(15,773)	8,676,598	32,336	8,708,934
Redemption of 45,890,000 preferred shares (Note 8)	(1,147,256)	-	-	-	-	(1,147,256)	-	(1,147,256)
Issuance of 34,500,000 preferred shares (Note 8)	862,500	-	(26,873)	-	-	835,627	-	835,627
Issuance of common shares in connection with share-based compensation (508,058 shares) (Note 10)	-	49	26,367	-	-	26,416	-	26,416
Issuance of common shares in connection with acquisition of noncontrolling interests (477,928 shares) (Note 7)	-	48	57,060	-	-	57,108	-	57,108
Share-based compensation expense, net of cash paid in lieu of common shares (Note 10)	-	-	19,445	-	-	19,445	-	19,445
Adjustments of redeemable noncontrolling interests to liquidation value (Note 7)	-	-	-	(764)	-	(764)	-	(764)
Increase (decrease) in permanent noncontrolling interests in connection with:								
Consolidation of partially-owned entities (Note 4)	-	-	-	-	-	-	17,663	17,663
Acquisition of interests in Subsidiaries (Note 7)	-	-	(149,320)	-	-	(149,320)	(26,206)	(175,526)
Net income	-	-	-	836,459	-	836,459	-	836,459

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF EQUITY
(Amounts in thousands, except share and per share amounts)
(Continued)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Public Storage Shareholders' Equity	Permanent Noncontrolling Interests	Total Equity
Net income allocated to (Note 7):								
Redeemable noncontrolling interests	-	-	-	(938)	-	(938)	-	(938)
Permanent noncontrolling interests	-	-	-	(11,679)	-	(11,679)	11,679	-
Distributions to equity holders:								
Preferred shares (Note 8)	-	-	-	(224,877)	-	(224,877)	-	(224,877)
Permanent noncontrolling interests	-	-	-	-	-	-	(12,754)	(12,754)
Common shares and restricted share units ($3.65 per share)	-	-	-	(621,369)	-	(621,369)	-	(621,369)
Other comprehensive loss (Note 2)	-	-	-	-	(7,241)	(7,241)	-	(7,241)
Balances at December 31, 2011	3,111,271	17,024	5,442,506	(259,578)	(23,014)	8,288,209	22,718	8,310,927
Redemption of 79,150,833 preferred shares (Note 8)	(1,978,771)	-	-	-	-	(1,978,771)	-	(1,978,771)
Issuance of 68,200,000 preferred shares (Note 8)	1,705,000	-	(53,544)	-	-	1,651,456	-	1,651,456
Issuance of common shares (1,149,481 shares) (Note 8)	-	115	124,332	-	-	124,447	-	124,447
Share-based compensation expense, net of cash paid in lieu of common shares (Note 10)	-	-	15,606	-	-	15,606	-	15,606
Acquisition of redeemable noncontrolling interests (Note 7)	-	-	(7,954)	-	-	(7,954)	-	(7,954)
Increase (decrease) in permanent noncontrolling interests in connection with:								
Consolidation of partially-owned entities (Note 4)	-	-	-	-	-	-	8,224	8,224
Acquisition of interests in Subsidiaries (Note 7)	-	-	(1,350)	-	-	(1,350)	(75)	(1,425)
Net income	-	-	-	943,035	-	943,035	-	943,035
Net income allocated to (Note 7):								
Redeemable noncontrolling interests	-	-	-	(236)	-	(236)	-	(236)
Permanent noncontrolling interests	-	-	-	(3,541)	-	(3,541)	3,541	-
Distributions to equity holders:								
Preferred shares (Note 8)	-	-	-	(205,241)	-	(205,241)	-	(205,241)
Permanent noncontrolling interests	-	-	-	-	-	-	(5,300)	(5,300)
Common shares and restricted share units ($4.40 per share)	-	-	-	(753,913)	-	(753,913)	-	(753,913)
Other comprehensive income (Note 2)	-	-	-	-	22,009	22,009	-	22,009
Balances at December 31, 2012	$ 2,837,500	$ 17,139	$ 5,519,596	$ (279,474)	$ (1,005)	$ 8,093,756	$ 29,108	$ 8,122,864

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 943,035	$ 836,459	$ 696,114
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on real estate sales and debt retirement, including amounts in discontinued operations	(13,591)	(13,538)	(8,621)
Asset impairment charges, including amounts in discontinued operations	-	2,186	2,927
Depreciation and amortization, including amounts in discontinued operations	358,103	358,525	354,386
Distributions received from unconsolidated real estate entities (less than) in excess of equity in earnings	(904)	(5,197)	11,536
Foreign currency exchange (gain) loss	(8,876)	7,287	42,264
Other	7,892	17,730	(5,385)
Total adjustments	342,624	366,993	397,107
Net cash provided by operating activities	1,285,659	1,203,452	1,093,221
Cash flows from investing activities:			
Capital improvements to real estate facilities	(67,737)	(69,777)	(77,500)
Construction in process	(10,168)	(19,164)	(16,759)
Acquisition of real estate facilities and intangibles (Note 3)	(226,035)	(77,228)	(107,945)
Proceeds from sales of other real estate investments	20,021	13,435	15,210
Loans to unconsolidated real estate entities (Note 5)	-	(358,877)	-
Repayments of loans receivable from unconsolidated real estate entities	-	206,770	24,539
Disposition of loans receivable from unconsolidated real estate entities (Note 5)	-	121,317	-
Acquisition of investments in unconsolidated real estate entities	-	(1,274)	-
Maturities (purchases) of marketable securities	-	102,279	(104,828)
Other	(6,546)	1,164	678
Net cash used in investing activities	(290,465)	(81,355)	(266,605)
Cash flows from financing activities:			
Borrowings on bank credit facility	133,000	-	-
Principal payments on notes payable	(61,013)	(174,355)	(77,092)
Issuance of common shares	124,447	26,416	41,308
Issuance of preferred shares	1,651,456	835,627	261,103
Redemption of preferred shares	(1,978,771)	(1,147,256)	(272,950)
Redemption of Equity Shares, Series A	-	-	(205,366)
Acquisition of redeemable noncontrolling interests	(19,900)	-	-
Acquisition of permanent noncontrolling interests	(1,425)	(118,418)	(100,400)
Distributions paid to Public Storage shareholders	(959,154)	(846,246)	(754,770)
Distributions paid to noncontrolling interests	(5,945)	(14,314)	(24,542)
Net cash used in financing activities	(1,117,305)	(1,438,546)	(1,132,709)
Net decrease in cash and cash equivalents	(122,111)	(316,449)	(306,093)
Net effect of foreign exchange translation on cash and cash equivalents	342	(795)	(1,444)
Cash and cash equivalents at the beginning of the year	139,008	456,252	763,789
Cash and cash equivalents at the end of the year	$ 17,239	$ 139,008	$ 456,252

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF CASH FLOWS
(Amounts in thousands)

(Continued)

	For the Years Ended December 31,		
	2012	2011	2010
Supplemental schedule of non-cash investing and financing activities:			
Foreign currency translation adjustment:			
Real estate facilities, net of accumulated depreciation	$ (646)	$ (18)	$ 445
Investment in unconsolidated real estate entities	(21,600)	6,985	(789)
Intangible assets	5	-	-
Loan receivable from unconsolidated real estate entity	(8,302)	6,766	41,935
Accumulated other comprehensive income (loss)	30,885	(14,528)	(43,035)
Consolidation of entities previously accounted for under the equity method of accounting (Note 4):			
Real estate facilities	(10,403)	(19,427)	-
Investments in unconsolidated real estate entities	3,072	6,126	-
Intangible assets	(949)	(3,985)	-
Permanent noncontrolling interests	8,224	17,663	-
Noncontrolling interests in subsidiaries acquired in exchange for the issuance of common shares (Note 7):			
Additional paid in capital (noncontrolling interests acquired)	-	(57,108)	-
Common shares	-	48	-
Additional paid in capital (common shares issued)	-	57,060	-
Adjustments of redeemable noncontrolling interests to fair values:			
Accumulated deficit	-	(764)	(319)
Redeemable noncontrolling interests	-	764	319
Exchange of loan receivable from Shurgard Europe for investment (Note 4):			
Loans receivable from unconsolidated real estate entities	-	116,560	-
Investment in unconsolidated real estate entities	-	(116,560)	-
Real estate acquired in connection with elimination of intangible assets	-	(4,738)	-
Intangible assets eliminated in connection with acquisition of real estate	-	4,738	-
Real estate acquired in exchange for assumption of note payable	-	(9,679)	(131,698)
Note payable assumed in connection with acquisition of real estate	-	9,679	131,698

See accompanying notes.

PUBLIC STORAGE
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

1. Description of the Business

Public Storage (referred to herein as "the Company", "we", "us", or "our"), a Maryland real estate investment trust, was organized in 1980. Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use.

At December 31, 2012, we had direct and indirect equity interests in 2,078 self-storage facilities (with approximately 132 million net rentable square feet) located in 38 states in the United States ("U.S.") operating under the "Public Storage" name. In Europe, we own one self-storage facility in London, England and we have a 49% interest in Shurgard Europe, which owns 188 self-storage facilities (with approximately 10.1 million net rentable square feet) located in seven Western European countries, all operating under the "Shurgard" name. We also have direct and indirect equity interests in approximately 29.8 million net rentable square feet of commercial space located in 11 states in the U.S. primarily owned and operated by PS Business Parks, Inc. ("PSB") under the "PS Business Parks" name. At December 31, 2012, we have an approximate 41% interest in PSB.

Disclosures of the number and square footage of properties, as well as the number and coverage of tenant reinsurance policies are unaudited and outside the scope of our independent registered public accounting firm's audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP") as defined in the Financial Accounting Standards Board Accounting Standards Codification (the "Codification"). Certain amounts previously reported in our December 31, 2011 and 2010 financial statements have been reclassified to conform to the December 31, 2012 presentation, as a result of discontinued operations.

Consolidation and Equity Method of Accounting

We consider entities to be Variable Interest Entities ("VIE's") when they have insufficient equity to finance their activities without additional subordinated financial support provided by other parties, or where the equity holders as a group do not have a controlling financial interest. We have determined that we have no investments in any VIEs.

We consolidate all entities that we control (these entities, for the period in which the reference applies, are referred to collectively as the "Subsidiaries"), and we eliminate intercompany transactions and balances. We account for our investments in entities that we have significant influence over, but do not control, using the equity method of accounting (these entities, for the periods in which the reference applies, are referred to collectively as the "Unconsolidated Real Estate Entities"). When we obtain control of an Unconsolidated Real Estate Entity, we commence consolidating the entity and record a gain representing the differential between the book value and fair value of our preexisting equity interest. All changes in consolidation status are reflected prospectively.

When we are general partner, we control the partnership unless the third-party limited partners can dissolve the partnership or otherwise remove us as general partner without cause, or if the limited partners have the right to participate in substantive decisions of the partnership.

Collectively, at December 31, 2012, the Company and the Subsidiaries own 2,064 self-storage facilities in the U.S., one self-storage facility in London, England and six commercial facilities in the U.S. At December 31, 2012, the Unconsolidated Real Estate Entities are comprised of PSB, Shurgard Europe, as well as limited partnerships that own an aggregate of 14 self-storage facilities in the U.S. with 0.8 million net rentable square feet (these limited partnerships, for the periods in which the reference applies, are referred to as the "Other Investments").

Use of Estimates

The financial statements and accompanying notes reflect our estimates and assumptions. Actual results could differ from those estimates.

Income Taxes

We have elected to be treated as a real estate investment trust ("REIT"), as defined in the Internal Revenue Code. As a REIT, we do not incur federal income tax if we distribute 100% of our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) each year, and if we meet certain organizational and operational rules. We believe we will meet these REIT requirements in 2012, and that we have met them for all other periods presented herein. Accordingly, we have recorded no federal income tax expense related to our REIT taxable income.

Our merchandise and tenant reinsurance operations are subject to corporate income tax, and such taxes are included in ancillary cost of operations. We also incur income and other taxes in certain states, which are included in general and administrative expense.

We recognize tax benefits of uncertain income tax positions that are subject to audit only if we believe it is more likely than not that the position would be sustained (including the impact of appeals, as applicable), assuming the relevant taxing authorities had full knowledge of the relevant facts and circumstances of our positions. As of December 31, 2012, we had no tax benefits that were not recognized.

Real Estate Facilities

Real estate facilities are recorded at cost. We capitalize all costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. We expense internal and external transaction costs associated with acquisitions or dispositions of real estate, as well as repairs and maintenance costs, as incurred. We depreciate buildings and improvements on a straight-line basis over estimated useful lives ranging generally between 5 to 25 years.

We allocate the net acquisition cost of acquired operating self-storage facilities (consisting of the cash paid to third parties for their interests, the fair value of our existing investment, and the fair value of any liabilities assumed) to the underlying land, buildings, identified intangible assets, and remaining noncontrolling interests based upon their respective individual estimated fair values. Any difference between the net acquisition cost and the estimated fair value of the net tangible and intangible assets acquired is recorded as goodwill.

Other Assets

Other assets primarily consist of prepaid expenses, accounts receivable, land held for sale and restricted cash. During the years ended December 31, 2011 and 2010, we recorded asset impairment charges with respect to other assets totaling $1.9 million and $1.0 million, respectively.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of trade payables, property tax accruals, tenant prepayments of rents, accrued interest payable, accrued payroll, accrued tenant reinsurance losses, casualty losses, and contingent loss accruals which are accrued when probable and estimable. We disclose the nature of significant unaccrued losses that are reasonably possible of occurring and, if estimable, a range of exposure.

Cash Equivalents and Marketable Securities

Cash equivalents represent highly liquid financial instruments such as money market funds with daily liquidity or short-term commercial paper or treasury securities maturing within three months of acquisition. Cash and cash equivalents which are restricted from general corporate use are included in other assets. Commercial paper not maturing within three months of acquisition, which we intend and have the capacity to hold until maturity, are included in marketable securities and accounted for using the effective interest method.

Fair Value Accounting

As used herein, the term "fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We prioritize the inputs used in measuring fair value based upon a three-tier fair value hierarchy described in Codification Section 820-10-35.

We believe that, during all periods presented, the carrying values approximate the fair values of our cash and cash equivalents, marketable securities, other assets, and accrued and other liabilities, based upon our evaluation of the underlying characteristics, market data, and short maturity of these financial instruments, which involved considerable judgment. The estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges. The characteristics of these financial instruments, market data, and other comparative metrics utilized in determining these fair values are "Level 2" inputs as the term is defined in Codification Section 820-10-35-47.

We use significant judgment to estimate fair values in recording our business combinations, to evaluate real estate, goodwill, and other intangible assets for impairment, and to determine the fair values of our notes payable and receivable. In estimating fair values, we consider significant unobservable inputs such as market prices of land, capitalization rates for real estate facilities, earnings multiples, projected levels of earnings, costs of construction, functional depreciation, and estimated market interest rates for debt securities with a similar time to maturity and credit quality, which are "Level 3" inputs as the term is defined in Codification Section 820-10-35-52.

Currency and Credit Risk

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, loans receivable, and restricted cash. Cash equivalents and marketable securities we invest in are either money market funds with a rating of at least AAA by Standard and Poor's, commercial paper that is rated A1 by Standard and Poor's or deposits with highly rated commercial banks.

At December 31, 2012, due primarily to our investment in and loan receivable from Shurgard Europe, our operating results and financial position are affected by fluctuations in currency exchange rates between the Euro, and to a lesser extent, other European currencies, against the U.S. Dollar.

Goodwill and Other Intangible Assets

Intangible assets are comprised of goodwill, acquired tenants in place, leasehold interests in land, and the "Shurgard" trade name.

Goodwill totaled $174.6 million at December 31, 2012 and 2011. Goodwill has an indeterminate life and is not amortized.

Acquired tenants in place and leasehold interests in land are finite-lived and are amortized relative to the benefit of the tenants in place or the land lease expense to each period. At December 31, 2012, these intangibles have a net book value of $15.9 million ($16.4 million at December 31, 2011). Accumulated amortization totaled $24.8 million at December 31, 2012 ($24.1 million at December 31, 2011), and amortization expense of $10.5 million, $11.9 million and $13.3 million was recorded in 2012, 2011 and 2010, respectively. During 2012 and 2011, intangibles were increased $9.1 million and $1.0 million, respectively, in connection with the acquisition of self-storage facilities and leasehold interests (Note 3), and $0.9 million and $4.0 million, respectively, in connection with the consolidation of facilities previously accounted for under the equity method (Note 4). During 2010, we recorded an impairment charge on intangibles totaling $0.2 million.

The "Shurgard" trade name, which is used by Shurgard Europe pursuant to a licensing agreement, has a book value of $18.8 million at December 31, 2012 and 2011. This asset has an indefinite life and, accordingly, is not amortized.

Evaluation of Asset Impairment

No impairment of goodwill or the Shurgard trade name was identified in our annual evaluation of goodwill by reporting unit at December 31, 2012. We evaluate our real estate and property related intangibles for impairment on a quarterly basis. If any indicators of impairment are noted, we estimate future undiscounted cash flows to be received from the use of the asset and, if such future undiscounted cash flows are less than carrying value, an impairment charge is recorded for the excess of carrying value over the assets' estimated fair value. Long-lived assets which we expect to sell or otherwise dispose of prior to the end of their estimated useful lives are stated at the lower of their net realizable value (estimated fair value less cost to sell) or their carrying value.

Revenue and Expense Recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, as well as late charges and administrative fees, are recognized as earned. Promotional discounts reduce rental income over the promotional period. Ancillary revenues and interest and other income are recognized when earned. Equity in earnings of unconsolidated real estate entities represents our pro-rata share of the earnings of the Unconsolidated Real Estate Entities.

We accrue for property tax expense based upon actual amounts billed and, in some circumstances, estimates and historical trends when bills or assessments have not been received from the taxing authorities or such bills and assessments are in dispute. If these estimates are incorrect, the timing and amount of expense recognition could be incorrect. Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Foreign Currency Exchange Translation

The local currency (primarily the Euro) is the functional currency for our interests in foreign operations. The related amounts on our balance sheets are translated into U.S. Dollars at the exchange rates at the respective financial statement date, while amounts on our statements of income are translated at the average exchange rates during the respective period. The Euro was translated at exchange rates of approximately 1.322 U.S. Dollars per Euro at December 31, 2012 (1.295 at December 31, 2011), and average exchange rates of 1.285, 1.392 and 1.326 for the years ended December 31, 2012, 2011 and 2010, respectively. Cumulative translation adjustments, to the extent not included in cumulative net income, are included in equity as a component of accumulated other comprehensive income (loss).

Comprehensive Income (Loss)

Total comprehensive income for a period represents net income, adjusted for changes in other comprehensive income (loss) for the applicable period, as set forth on our statements of comprehensive income. The aggregate foreign currency exchange gains and losses reflected on our statements of comprehensive income are comprised primarily of foreign currency exchange gains and losses on our investment in, and loan receivable from, Shurgard Europe.

Discontinued Operations

Discontinued operations includes the operating results for those facilities or other businesses that were either disposed during the three years ended December 31, 2012 or for which we plan to dispose within the next year. In addition, discontinued operations include $12.1 million, $2.7 million and $7.8 million in gains on disposition of real estate facilities in 2012, 2011 and 2010, respectively, and a $1.9 million impairment charge on real estate and intangible assets incurred in 2010.

Net Income per Common Share

Net income is first allocated to each of our noncontrolling interests based upon their respective share of the net income of the Subsidiaries.

When our equity securities are called for redemption, additional income is allocated to the security to the extent the redemption cost is greater than the related original net issuance proceeds. These allocations are referred to hereinafter as "EITF D-42 allocations." The remaining net income is allocated to each of our equity securities based upon the dividends declared or accumulated during the period, combined with participation rights in undistributed earnings.

Basic net income per share, basic net income from discontinued operations per share, and basic net income from continuing operations per share are computed using the weighted average common shares outstanding. Diluted net income per share, diluted net income from discontinued operations per share, and diluted net income from continuing operations per share are computed using the weighted average common shares outstanding, adjusted for the impact, if dilutive, of stock options outstanding (Note 10).

The following table reflects the components of the calculations of our basic and diluted net income per share, basic and diluted net income from discontinued operations per share, and basic and diluted net income from continuing operations per share which are not already otherwise set forth on the face of our statements of income:

	For the Year Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Net income allocable to common shareholders from continuing operations and discontinued operations:			
Net income allocable to common shareholders	$ 669,694	$ 561,747	$ 399,178
Eliminate: Discontinued operations allocable to common shareholders	(12,874)	(3,316)	(7,760)
Net income from continuing operations allocable to common shareholders	$ 656,820	$ 558,431	$ 391,418
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	170,562	169,657	168,877
Net effect of dilutive stock options - based on treasury stock method	1,102	1,093	895
Diluted weighted average common shares outstanding	171,664	170,750	169,772

3. Real Estate Facilities

Activity in real estate facilities during 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	(Amounts in thousands)		
Operating facilities, at cost:			
Beginning balance	$ 10,777,576	$ 10,594,275	$ 10,296,482
Capital improvements	67,737	69,777	77,500
Acquisitions	227,336	105,360	222,580
Dispositions	(13,792)	(10,528)	(16,665)
Impairment	-	(453)	(1,735)
Current development	10,168	19,164	16,759
Impact of foreign exchange rate changes	1,037	(19)	(646)
Ending balance	11,070,062	10,777,576	10,594,275
Accumulated depreciation:			
Beginning balance	(3,398,379)	(3,061,459)	(2,734,449)
Depreciation expense	(345,459)	(342,758)	(336,856)
Dispositions	6,099	5,645	9,645
Impairment	-	156	-
Impact of foreign exchange rate changes	(391)	37	201
Ending balance	(3,738,130)	(3,398,379)	(3,061,459)
Total real estate facilities at December 31,	$ 7,331,932	$ 7,379,197	$ 7,532,816

During 2012, we acquired 24 operating self-storage facilities from third parties (1,908,000 net rentable square feet of storage space and additional space that we intend to convert to 220,000 net rentable square feet of storage space) for $226.0 million in cash, with $216.9 million allocated to real estate facilities and $9.1 million allocated to intangible assets. In addition, we consolidated a limited partnership that we had previously accounted for using the equity method (see Note 4). The three self-storage facilities (183,000 net rentable square feet) owned by this entity, having an aggregate fair market value of $10.4 million, have been added to our operating facilities. We also completed various expansion activities to our existing facilities for an aggregate cost of approximately $10.2 million.

During 2012, we also disposed of four operating self-storage facilities and portions of other facilities in connection with eminent domain proceedings. We received aggregate proceeds totaling $20.0 million and recorded gains totaling of $12.3 million, of which $12.1 million was included in discontinued operations and $0.2 million was included in gain on real estate sales and debt retirement in our statement of income for the year ended December 31, 2012.

During 2011, we acquired eleven operating self-storage facilities from third parties (896,000 net rentable square feet) and the leasehold interest in the land of one of our existing self-storage facilities for an aggregate cost of $91.6 million, consisting of $77.2 million of cash, assumed mortgage debt with a fair value of $9.7 million and the elimination of the $4.7 million book value of an intangible asset related to the acquired leasehold interest. The aggregate cost was allocated $85.9 million to real estate facilities and $5.7 million to intangible assets. In addition, we consolidated two limited partnerships that we had previously accounted for using the equity method (see Note 4). The two self-storage facilities (143,000 net rentable square feet) owned by these limited partnerships have an aggregate fair market value of $19.4 million and have been added to our operating facilities. We also completed various expansion activities to our existing facilities for an aggregate cost of approximately $21.8 million.

During 2011, we disposed of two operating self-storage facilities and portions of other facilities in connection with eminent domain proceedings. We received aggregate proceeds totaling $13.4 million and recorded an aggregate gain of $8.5 million, of which $2.7 million was included in discontinued operations and $5.8 million was included in gain on real estate sales and debt retirement on our statement of income for the year ended December 31, 2011. Our facilities incurred hurricane damage in 2011, resulting in a $0.3 million impairment charge.

During 2010, we acquired 42 operating self-storage facilities from third parties (2,660,000 net rentable square feet) for $239.6 million consisting of assumed mortgage debt of $131.7 million and $107.9 million of cash. The aggregate cost was allocated $222.6 million to real estate facilities, $17.3 million to intangibles and $0.3 million to other liabilities. We also completed expansion projects to existing facilities for an aggregate cost of approximately $13.4 million.

During 2010, we disposed of four operating self-storage facilities and portions of other facilities in connection with eminent domain proceedings. We received aggregate proceeds totaling $15.2 million and we recorded an aggregate gain of $8.2 million, of which $7.8 million was included in discontinued operations and $0.4 million was included in gain on real estate sales and debt retirement on our statement of income for the year ended December 31, 2010. In 2010, we also recorded asset impairment charges totaling $1.7 million related to real estate facilities.

At December 31, 2012, the adjusted basis of real estate facilities for federal tax purposes was approximately $7.4 billion (unaudited).

4. Investments in Unconsolidated Real Estate Entities

The following table sets forth our investments in the Unconsolidated Real Estate Entities at December 31, 2012 and 2011, and our equity in earnings of the Unconsolidated Real Estate Entities for each of the three years ended December 31, 2012 (amounts in thousands):

	Investments in Unconsolidated Real Estate Entities at December 31,		Equity in Earnings of Unconsolidated Real Estate Entities for the Year Ended December 31,		
	2012	2011	2012	2011	2010
PSB	$ 316,078	$ 328,508	$ 10,638	$ 27,781	$ 20,719
Shurgard Europe	411,107	375,467	33,223	29,152	15,872
Other Investments	8,138	10,652	1,725	1,771	1,761
Total	$ 735,323	$ 714,627	$ 45,586	$ 58,704	$ 38,352

During 2012, 2011 and 2010, we received cash distributions from our investments in the Unconsolidated Real Estate Entities totaling $44.7 million, $53.5 million and $49.9 million, respectively.

Investment in PSB

PSB is a REIT traded on the New York Stock Exchange. We have an approximate 41% common equity interest in PSB as of December 31, 2012 (42% at December 31, 2011), comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in an operating partnership controlled by PSB. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2012 ($64.98 per share of PSB common stock), the shares and units we owned had a market value of approximately $851.7 million.

The following table sets forth selected financial information of PSB; the amounts represent all of PSB's balances and not our pro-rata share.

	2012	2011	2010
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 347,197	$ 298,141	$ 276,948
Costs of operations	(114,108)	(99,917)	(89,348)
Depreciation and amortization	(109,398)	(84,391)	(78,354)
General and administrative	(8,919)	(9,036)	(9,651)
Other items	(19,400)	(2,157)	2,427
Net income	95,372	102,640	102,022
Net income allocated to preferred unitholders, preferred shareholders and restricted stock unitholders (a)	(69,597)	(34,935)	(51,469)
Net income allocated to common shareholders and common unitholders	$ 25,775	$ 67,705	$ 50,553
As of December 31,			
Total assets (primarily real estate)	$ 2,151,817	$ 2,138,619	
Debt	468,102	717,084	
Other liabilities	69,454	60,940	
Equity:			
Preferred stock and units	885,000	604,129	
Common equity and units	729,261	756,466	

(a) Includes EITF D-42 allocations to preferred equity holders of $17.3 million and $4.1 million during 2012 and 2010, respectively, and an allocation from preferred equity holders of $7.4 million during 2011, related to PSB's redemption of preferred securities.

Investment in Shurgard Europe

For all periods presented, we had a 49% equity investment in Shurgard Europe. On March 2, 2011, Shurgard Europe acquired the 80% interests it did not own in two joint ventures. These joint ventures owned 72 self-storage facilities located in Europe and operated by Shurgard Europe under the "Shurgard" name. We and our joint venture partner provided the funding for this acquisition (see Note 5).

Changes in foreign currency exchange rates caused our investment in Shurgard Europe to increase approximately $21.6 million in 2012, decrease approximately $7.0 million in 2011 and increase approximately $0.8 million during 2010.

We classify 49% of interest income and trademark license fees received from Shurgard Europe as equity in earnings of unconsolidated real estate entities and the remaining 51% as interest and other income, as set forth in the following table:

	2012	2011	2010
	(Amounts in thousands)		
For the year ended December 31,			
Our 49% equity share of:			
Shurgard Europe's net income (loss)	$ 14,040	$ 3,473	$ (8,262)
Interest income and trademark license fee	19,183	25,679	24,134
Total equity in earnings of Shurgard Europe	$ 33,223	$ 29,152	$ 15,872

The following table sets forth selected consolidated financial information of Shurgard Europe. These amounts are based upon all of Shurgard Europe's balances for all periods (including the consolidated operations of 72 self-storage facilities formerly owned by the two joint ventures), rather than our pro rata share, and are based upon our historical acquired book basis.

	2012	2011	2010
		(Amounts in thousands)	
For the year ended December 31,			
Self-storage and ancillary revenues	$ 243,687	$ 259,618	$ 235,623
Self-storage and ancillary cost of operations	(96,341)	(107,056)	(98,690)
Trademark license fee payable to Public Storage	(2,439)	(2,481)	(1,670)
Depreciation and amortization	(60,404)	(61,244)	(64,064)
General and administrative	(13,327)	(12,458)	(8,725)
Interest expense on third party debt	(7,689)	(16,299)	(12,353)
Interest expense on debt due to Public Storage	(36,710)	(49,925)	(47,583)
Gain on disposition of real estate, real estate impairment charge and other	1,876	(234)	(715)
Net income	$ 28,653	$ 9,921	$ 1,823
Allocation to noncontrolling equity interests	-	(2,834)	(18,684)
Net income (loss) allocated to Shurgard Europe	$ 28,653	$ 7,087	$ (16,861)
Average exchange rates Euro to the U.S. Dollar	1.285	1.392	1.326
As of December 31,			
Total assets (primarily self-storage facilities)	$ 1,427,037	$ 1,430,307	
Total debt to third parties	216,594	280,065	
Total debt to Public Storage	410,995	402,693	
Other liabilities	70,076	85,917	
Equity	729,372	661,632	
Exchange rate of Euro to U.S. Dollar	1.322	1.295	

Other Investments

At December 31, 2012, the "Other Investments" include an aggregate common equity ownership of approximately 26% in various limited partnerships that collectively own 14 self-storage facilities.

During 2012, we began to consolidate a limited partnership that we gained control of, and as a result, we recorded a gain of $1.3 million representing the difference between the aggregate fair value of our existing investment ($3.1 million) and the book value ($1.8 million). The fair value of our existing investment was allocated to real estate facilities ($10.4 million), intangible assets ($0.9 million) and permanent noncontrolling interests ($8.2 million).

During 2011, we began to consolidate two limited partnerships that we gained control of, and as a result, we recorded a gain of $3.1 million representing the difference between the aggregate fair values of the investments ($6.1 million) and the aggregate book values ($3.0 million). The fair value of our existing investment was allocated to cash ($0.4 million), real estate facilities ($19.4 million), intangible assets ($4.0 million) and permanent noncontrolling interests ($17.7 million).

The following table sets forth certain condensed combined financial information (representing all of these entities' balances and not our pro-rata share) with respect to the Other Investments:

	2012	2011	2010
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 13,590	$ 13,143	$ 12,629
Cost of operations and other expenses	(4,300)	(4,989)	(4,853)
Depreciation and amortization	(2,140)	(2,252)	(2,197)
Net income	$ 7,150	$ 5,902	$ 5,579
As of December 31,			
Total assets (primarily self-storage facilities)	$ 27,710	$ 29,510	
Total accrued and other liabilities	1,291	1,396	
Total Partners' equity	26,419	28,114	

5. Loan Receivable from Unconsolidated Real Estate Entity

As of December 31, 2012 and 2011, we had a Euro-denominated loan receivable from Shurgard Europe with a balance of €311.0 million at both periods ($411.0 million at December 31, 2012 and $402.7 million at December 31, 2011), which bears interest at a fixed rate of 9.0% per annum and matures February 15, 2015. We believe that the interest rate on the loan to Shurgard Europe approximates the market rate for loans with similar credit characteristics and tenor, and that the fair value of the loan approximates book value. In our evaluation, we considered that Shurgard Europe has sufficient operating cash flow, liquidity and collateral, and we have sufficient creditor rights such that credit risk is mitigated.

Because we expect repayment of this loan in the foreseeable future, foreign exchange rate gains or losses due to changes in exchange rates between the Euro and the U.S. Dollar are recognized in income, under "foreign currency gain (loss)." For 2012, 2011 and 2010, we recorded interest income with respect to this loan (representing 51% of the aggregate interest received; see Note 4) of approximately $18.7 million, $23.0 million and $24.3 million, respectively. We have received a total of €80.9 million in principal repayments on this loan since its inception on March 31, 2008.

On February 9, 2011, we loaned PSB $121.0 million. The loan had a six-month term and bore interest at a rate of three-month LIBOR plus 0.85% (1.13% per annum for the term of the loan). For 2011, we recorded interest income of approximately $0.7 million related to the loan. The loan was repaid in 2011.

In March 2011, we provided bridge financing to Shurgard Europe totaling $237.9 million, bearing interest at a fixed rate of 7.0% per annum and denominated in U.S. Dollars, which it used to acquire its partner's 80% interests in two joint ventures. In June 2011, our joint venture partner in Shurgard Europe effectively purchased 51% of the loan from us for $121.3 million and the entire loan balance was exchanged for an equity interest in Shurgard Europe. In addition to interest on the bridge financing, during 2011, we received $1.5 million in other income from our joint venture partner for our interim funding of its 51% pro rata share of Shurgard Europe's cost to acquire the interests.

6. Line of Credit and Notes Payable

We have a $300 million revolving line of credit (the "Credit Facility") that expires on March 21, 2017. Amounts drawn on the Credit Facility bear annual interest at rates ranging from LIBOR plus 0.925% to LIBOR plus 1.850% depending on our credit ratings (LIBOR plus 0.950% at December 31, 2012). In addition, we are required to pay a quarterly facility fee ranging from 0.125% per annum to 0.400% per annum depending on our credit ratings (0.125% per annum at December 31, 2012). At December 31, 2012, outstanding borrowings under this Credit Facility totaled $133.0 million. We had no outstanding borrowings on our Credit Facility at

February 22, 2013. We had undrawn standby letters of credit, which reduce our borrowing capacity, totaling $15.3 million at December 31, 2012 ($18.4 million at December 31, 2011).

The carrying amounts of our notes payable at December 31, 2012 and 2011 consist of the following (dollar amounts in thousands):

	December 31, 2012		December 31, 2011	
	Carrying amount	Fair Value	Carrying amount	Fair Value
Unsecured Note Payable:				
5.9% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 186,460	$ 187,141	$ 186,460	$ 188,859
Secured Notes Payable:				
5.0% average effective rate, secured by 64 real estate facilities with a net book value of approximately $344.3 million at December 31, 2012 and stated note rates between 4.95% and 7.43%, maturing at varying dates between March 2013 and September 2028 (carrying amount includes $1,192 of unamortized premium at December 31, 2012 and $2,665 at December 31, 2011)	149,368	152,493	211,854	215,943
Total notes payable	$ 335,828	$ 339,634	$ 398,314	$ 404,802

Substantially all of our debt was assumed in connection with the acquisition of real estate. An initial premium or discount is established for any difference between the stated note balance and estimated fair value of the debt assumed. This initial premium or discount is amortized over the remaining term of the debt using the effective interest method.

During 2011 and 2010, we assumed mortgage debt in connection with the acquisition of real estate facilities. The debt was recorded at its estimated fair value of approximately $9.7 million and $131.7 million in 2011 and 2010, respectively, with assumed note balances of $8.8 million and $126.1 million, respectively, estimated market rates of approximately 2.9% and 3.4%, respectively, average contractual rates of 5.5% and 5.0%, respectively, and we recorded premiums of $0.9 million and $5.6 million, respectively.

During 2011 and 2010, we prepaid mortgage debt for cash totaling $26.0 million and $51.2 million, respectively, and recorded gains on prepayment of $1.8 million and $0.1 million, respectively, representing the difference between the cash paid and the book value of the notes prepaid.

The notes payable and Credit Facility have various customary restrictive covenants, all of which we were in compliance with at December 31, 2012.

At December 31, 2012, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Unsecured Notes Payable	Secured Notes Payable	Total
2013	$ 186,460	$ 68,116	$ 254,576
2014	-	35,127	35,127
2015	-	30,009	30,009
2016	-	10,065	10,065
2017	-	1,003	1,003
Thereafter	-	5,048	5,048
	$ 186,460	$ 149,368	$ 335,828
Weighted average effective rate	5.9%	5.0%	5.5%

Cash paid for interest totaled $21.7 million, $27.6 million and $35.3 million for 2012, 2011 and 2010, respectively. Interest capitalized as real estate totaled $0.4 million in each of the years ended December 31, 2012, 2011 and 2010.

7. Noncontrolling Interests

Third party interests in the net assets of the Subsidiaries that can require us to redeem their interests, other than pursuant to a liquidation, are presented at estimated fair value as "Redeemable Noncontrolling Interests," with changes in the fair value of these interests recorded against retained earnings. We estimate fair value by applying the liquidation provisions of the governing documents to our estimate of the fair value of the underlying net assets (principally real estate assets). All other noncontrolling interests are presented as a component of equity, "Equity of Permanent Noncontrolling Interests."

Redeemable Noncontrolling Interests

At December 31, 2011, the Redeemable Noncontrolling Interests represented ownership interests in Subsidiaries that owned 14 self-storage facilities. During 2012, we acquired all the outstanding Redeemable Noncontrolling Interests for $19.9 million in cash, of which $11.9 million was recorded as a reduction to Redeemable Noncontrolling Interests and $8.0 million was recorded as a reduction to paid-in capital. During 2012, 2011 and 2010, we allocated a total of $0.2 million, $0.9 million and $0.9 million, respectively, of income to these interests and paid distributions to these interests totaling $0.6 million, $1.6 million and $1.2 million, respectively. During 2010, we acquired Redeemable Noncontrolling Interests for $1.0 million in cash.

Permanent Noncontrolling Interests

At December 31, 2012, the Permanent Noncontrolling Interests have ownership interests in Subsidiaries that owned 15 self-storage facilities and 231,978 partnership units (the "Convertible Partnership Units") in a subsidiary that are convertible on a one-for-one basis (subject to certain limitations) into common shares of the Company at the option of the unitholder. During 2012, 2011 and 2010, we allocated a total of $3.5 million, $11.7 million and $16.8 million, respectively, in income to these interests; and we paid $5.3 million, $12.8 million and $17.5 million, respectively, in distributions to these interests.

As described more fully in Note 4, we increased Permanent Noncontrolling Interests during 2012 and 2011 by $8.2 million and $17.7 million, respectively, in connection with consolidating partnerships.

During 2012, we acquired Permanent Noncontrolling Interests for $1.4 million in cash, of which $0.1 million was recorded as a reduction to permanent noncontrolling interests and the remainder as a reduction to paid-in capital.

During 2011, we acquired Permanent Noncontrolling Interests for an aggregate of $175.5 million in cash and our common shares. Permanent Noncontrolling Interests were reduced by $26.2 million, with the excess cost over the underlying book value ($149.3 million) recorded as a reduction to paid-in capital.

Preferred Partnership Interests

At December 31, 2012 and 2011, we had no preferred partnership interests outstanding. During 2010, we redeemed 4.0 million units of our 7.250% Series J preferred units ($100.0 million carrying value) for an aggregate of $100.4 million, plus accrued and unpaid dividends.

During 2010, we allocated a total of $5.9 million in income to these interests based upon distributions paid and $0.4 million with respect to the application of EITF D-42.

8. Shareholders' Equity

Preferred Shares

At December 31, 2012 and 2011, we had the following series of Cumulative Preferred Shares ("Preferred Shares") outstanding:

			At December 31, 2012		At December 31, 2011	
Series	Earliest Redemption Date	Dividend Rate	Shares Outstanding	Liquidation Preference	Shares Outstanding	Liquidation Preference
				(Dollar amounts in thousands)		
Series W	10/6/08	6.500%	-	$ -	5,300	$ 132,500
Series X	11/13/08	6.450%	-	-	4,800	120,000
Series Y	1/2/09	6.850%	-	-	350,900	8,772
Series Z	3/5/09	6.250%	-	-	4,500	112,500
Series A	3/31/09	6.125%	-	-	4,600	115,000
Series C	9/13/09	6.600%	-	-	4,425	110,625
Series D	2/28/10	6.180%	-	-	5,400	135,000
Series E	4/27/10	6.750%	-	-	5,650	141,250
Series F	8/23/10	6.450%	-	-	9,893	247,325
Series L	10/20/11	6.750%	-	-	8,267	206,665
Series M	1/9/12	6.625%	-	-	19,065	476,634
Series N	7/2/12	7.000%	-	-	6,900	172,500
Series O	4/15/15	6.875%	5,800	145,000	5,800	145,000
Series P	10/7/15	6.500%	5,000	125,000	5,000	125,000
Series Q	4/14/16	6.500%	15,000	375,000	15,000	375,000
Series R	7/26/16	6.350%	19,500	487,500	19,500	487,500
Series S	1/12/17	5.900%	18,400	460,000	-	-
Series T	3/13/17	5.750%	18,500	462,500	-	-
Series U	6/15/17	5.625%	11,500	287,500	-	-
Series V	9/20/17	5.375%	19,800	495,000	-	-
Total Preferred Shares			113,500	$ 2,837,500	475,000	$ 3,111,271

The holders of our Preferred Shares have general preference rights with respect to liquidation, quarterly distributions and any accumulated unpaid distributions. Except under certain conditions and as noted below, holders of the Preferred Shares will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of all outstanding series of preferred shares (voting as a single class without regard to series) will have the right to elect two additional members to serve on our Board of Trustees until the arrearage has been cured. At December 31, 2012, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the Preferred Shares are not redeemable prior to the dates indicated on the table above. On or after the respective dates, each of the series of Cumulative Preferred Shares are redeemable at our option, in whole or in part, at $25.00 per depositary share, plus accrued and unpaid dividends. Holders of the Cumulative Preferred Shares do not have the right to require the Company to redeem such shares.

Upon issuance of our Preferred Shares, we classify the liquidation value as preferred equity on our balance sheet with any issuance costs recorded as a reduction to paid-in capital.

During 2012, we issued an aggregate 68.2 million depositary shares, each representing 1/1,000 of a share of our Series S, Series T, Series U, and Series V Preferred Shares, at an issuance price of $25.00 per depositary share, for a total of $1.7 billion in gross proceeds, and we incurred an aggregate of $53.5 million in issuance costs.

In 2012, we redeemed our Series A, Series C, Series D, Series E, Series F, Series L, Series M, Series N, Series W, Series X, Series Y and Series Z Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $2.0 billion.

During 2011, we issued an aggregate 34.5 million depositary shares, each representing 1/1,000 of a share of our Series Q and Series R Preferred Shares, at an issuance price of $25.00 per depositary share, for a total of $862.5 million in gross proceeds, and we incurred an aggregate of $26.9 million in issuance costs.

In 2011, we redeemed our Series G, Series I and Series K Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $1.1 billion.

During 2010, we issued an aggregate 10.8 million depositary shares, each representing 1/1,000 of a share of our Series O and Series P Preferred Shares, at an issuance price of $25.00 per depositary share, for a total of $270.0 million in gross proceeds, and we incurred an aggregate of $8.9 million in issuance costs.

In 2010, we redeemed our Series B and Series V Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $263.8 million. Also in 2010, we repurchased 0.4 million shares of our 6.850% Preferred Shares Series Y for an aggregate of $9.2 million.

We recorded $61.7 million, $35.6 million and a $7.9 million in EITF D-42 allocations of income from our common shareholders to the holders of our Preferred Shares in 2012, 2011 and 2010, respectively.

Equity Shares, Series A

On April 15, 2010, we redeemed all of our outstanding Equity Shares, Series A at $24.50 per share for an aggregate redemption amount of $205.4 million. Prior to the redemption, we allocated income and paid distributions to the holders of the Equity Shares, Series A of $0.6125 per share per quarter based on 8.4 million weighted average depositary shares outstanding. We recorded a $25.7 million EITF D-42 allocation of income from our common shareholders to the holders of our Equity Shares, Series A in the year ended December 31, 2010 in connection with this redemption.

Equity Shares, Series AAA

On August 31, 2010, we retired all of outstanding Equity Shares, Series AAA ("Equity AAA Shares") outstanding. At December 31, 2009, we had 4,289,544 Equity AAA Shares outstanding with a carrying value of $100,000,000. During the six months ended June 30, 2010, we paid quarterly distributions to the holder of the Equity AAA Shares of $0.5391 per share. For all periods presented, the Equity AAA Shares and related dividends are eliminated in consolidation as the shares were held by one of our wholly-owned subsidiaries.

Common Shares

During 2012, 2011 and 2010, activity with respect to the issuance or repurchase of our common shares was as follows:

	2012		2011		2010	
	Shares	Amount	Shares	Amount	Shares	Amount
	(Dollar amounts in thousands)					
Employee stock-based compensation and exercise of stock options (Note 10)	437,081	$ 23,185	508,058	$ 26,416	847,280	$ 41,308
Issuance of common shares in connection with acquisition of Permanent Noncontrolling Interests (Note 7)	-	-	477,928	57,108	-	-
Issuance of common shares for cash	712,400	101,262	-	-	-	-
	1,149,481	$ 124,447	985,986	$ 83,524	847,280	$ 41,308

Our Board of Trustees previously authorized the repurchase from time to time of up to 35.0 million of our common shares on the open market or in privately negotiated transactions. Through December 31, 2012, we repurchased approximately 23.7 million shares pursuant to this authorization; none of which were repurchased during the three years ended December 31, 2012.

In December 2012, we sold 712,400 of our common shares for aggregate proceeds of approximately $101.3 million in cash.

At December 31, 2012 and 2011, we had 2,896,157 and 3,292,565, respectively, of common shares reserved in connection with our share-based incentive plans (see Note 10), and 231,978 shares reserved for the conversion of Convertible Partnership Units.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Common share dividends including amounts paid to our restricted share unitholders totaled $753.9 million ($4.40 per share), $621.4 million ($3.65 per share) and $516.9 million ($3.05 per share), for the years ended December 31, 2012, 2011 and 2010, respectively. Equity Shares, Series A dividends totaled $5.1 million ($0.6125 per share) for the year ended December 31, 2010. Preferred share dividends totaled $205.2 million, $224.9 million and $232.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

For the tax year ended December 31, 2012, distributions for the common shares and all the various series of preferred shares were classified as follows:

	2012 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.00%	100.00%	100.00%	100.00%
Long-Term Capital Gain	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

The ordinary income dividends distributed for the tax year ended December 31, 2012 do not constitute qualified dividend income.

9. Related Party Transactions

The Hughes Family owns approximately 15.9% of our common shares outstanding at December 31, 2012.

The Hughes Family has ownership interests in, and operates, approximately 53 self-storage facilities in Canada ("PS Canada") using the "Public Storage" brand name pursuant to a non-exclusive, royalty-free trademark license agreement with the Company. We currently do not own any interests in these facilities. We have a right of first refusal, subject to limitations, to acquire these 53 facilities if the Hughes Family or the underlying corporation agrees to sell them. We reinsure risks relating to loss of goods stored by tenants in these facilities. During each of the years ended December 31, 2012, 2011 and 2010, we received $0.6 million in reinsurance premiums attributed to these facilities. There is no assurance that these premiums will continue, as our rights to reinsure these risks may be qualified.

In 2011, we acquired interests from the Hughes Family in various partnerships for an aggregate cost of $68.1 million. All amounts paid were based upon independent property appraisals and the liquidation terms of the partnerships. Mr. Hughes, a former trustee of the Company, is indemnified by the Company for any litigation arising from these transactions. Mr. Hughes was also a co-general partner, along with us, in certain of these partnerships and has since withdrawn as general partner from each entity.

PS Canada holds approximately a 2.2% interest in Stor-RE, a consolidated entity that provides liability and casualty insurance for PS Canada, the Company, and certain affiliates of the Company for occurrences prior to April 1, 2004.

10. Share-Based Compensation

Under various share-based compensation plans and under terms established by a committee of our Board of Trustees, the Company grants non-qualified options to purchase the Company's common shares, as well as restricted share units ("RSUs"), to trustees, officers, service providers and key employees.

Stock options and RSUs are considered "granted" and "outstanding" as the terms are used herein, when i) the Company and the recipient reach a mutual understanding of the key terms of the award, ii) the award has been authorized in accordance with the Company's share grant approval procedures, iii) the recipient begins to benefit from or be adversely affected by changes in the market price of our stock, and iv) it is probable that any performance and service conditions will be met.

We amortize the grant-date fair value of awards (net of anticipated forfeitures) as compensation expense over the service period. The service period generally begins on the grant date and ends on the earlier of the vesting date or the date when the recipient would not forfeit unvested grants upon termination. We have elected to use the straight-line attribution method with respect to awards that are earned solely based upon the passage of time and continued employment. Awards with performance conditions are amortized using the accelerated attribution method, with each vesting amortized separately over the individual vesting period. The employer portion of taxes is expensed as incurred.

Stock Options

Stock option exercise prices are equal to the closing trading price of our common shares on the date they are legally granted. Stock options vest over a three to five-year period, and generally expire ten years after the grant date. Employees do not have an option to require the Company to settle their shares in cash. We use the Black-Scholes option valuation model to estimate the fair value of our stock options.

Outstanding stock option grants are included on a one-for-one basis in our diluted weighted average shares, to the extent dilutive, after applying the treasury stock method (based upon the average common share price during the period) to assumed exercise proceeds and measured but unrecognized compensation.

The stock options outstanding at December 31, 2012 have an aggregate intrinsic value (the excess, if any, of each option's market value over the exercise price) of approximately $153.2 million and remaining average contractual lives of approximately six years. Other than stock options granted in 2012, all stock options outstanding at December 31, 2012 have exercise prices of $123 or less. The aggregate intrinsic value of exercisable stock options at December 31, 2012 amounted to approximately $96.3 million.

Additional information with respect to stock options during 2012, 2011 and 2010 is as follows:

	2012		2011		2010	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding January 1	2,591,066	$74.30	2,950,892	$69.43	3,695,668	$64.96
Granted	35,000	144.97	135,000	120.77	180,000	87.59
Exercised	(341,156)	68.26	(448,826)	58.86	(782,151)	52.81
Cancelled	(31,400)	55.54	(46,000)	48.95	(142,625)	67.65
Options outstanding December 31	2,253,510	$76.14	2,591,066	$74.30	2,950,892	$69.43
Options exercisable at December 31	1,401,883	$76.23	1,200,356	$76.94	1,063,283	$74.27

	2012	2011	2010
Stock option expense for the year (in 000's)	$3,036	$3,445	$3,164
Aggregate exercise date intrinsic value of options exercised during the year (in 000's)	$23,948	$23,703	$34,171
Average assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years, based upon historical experience.	5	5	5
Risk-free interest rate	0.8%	1.2%	2.3%
Expected volatility, based upon historical volatility	24.5%	18.8%	14.5%
Expected dividend yield	3.1%	3.3%	3.9%
Average estimated value of options granted during the year	$20.71	$13.01	$7.16

Restricted Share Units

RSUs generally vest ratably over a three to eight-year period from the grant date. The grantee receives additional compensation for each outstanding RSU, classified as dividends paid, equal to the per-share dividends received by common shareholders. We expense any dividends previously paid on forfeited RSUs. Upon vesting, the grantee receives common shares equal to the number of vested RSUs, less common shares withheld in exchange for tax deposits made by the Company to satisfy the grantee's statutory tax liabilities arising from the vesting.

The fair value of our RSUs is determined based upon the applicable closing trading price of our common shares.

The fair value of our RSUs outstanding at December 31, 2012 was approximately $93.2 million. Remaining compensation expense related to RSUs outstanding at December 31, 2012 totals approximately $41.1 million (which is net of expected forfeitures) and is expected to be recognized as compensation expense over the next two years on average. The following tables set forth relevant information with respect to restricted shares (dollar amounts in thousands):

	2012		2011		2010	
	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value
Restricted share units outstanding January 1	701,499	$66,514	484,395	$39,896	548,354	$44,312
Granted	159,133	21,721	381,025	40,570	130,114	10,824
Vested	(151,775)	(14,507)	(92,039)	(7,655)	(103,797)	(7,973)
Forfeited	(66,210)	(6,255)	(71,882)	(6,297)	(90,276)	(7,267)
Restricted share units outstanding December 31	642,647	$67,473	701,499	$66,514	484,395	$39,896

	2012	2011	2010
Amounts for the year (in 000's, except number of shares):			
Fair value of vested shares on vesting date	$20,783	$10,224	$8,799
Cash paid upon vesting in lieu of common shares issued	$7,657	$3,736	$3,121
Common shares issued upon vesting	95,925	59,232	65,129
Restricted share unit expense	$20,227	$19,736	$7,875

See also "net income per common share" in Note 2 for further discussion regarding the impact of RSUs and stock options on our net income per common share and income allocated to common shareholders.

11. Segment Information

Our reportable segments reflect the significant components of our operations that are evaluated separately by our chief operating decision maker and have discrete financial information available. We organize our segments based primarily upon the nature of the underlying products and services, and whether the operation is located in the U.S. or outside the U.S. In making resource allocation decisions, our chief operating decision maker considers the net income from continuing operations of each reportable segment included in the tables below, excluding the impact of depreciation and amortization, gains or losses on disposition of real estate facilities, and real estate impairment charges. The amounts for each reportable segment included in the tables below are in conformity with GAAP and our significant accounting policies as denoted in Note 2. Ancillary revenues and expenses, interest income (other than from Loans Receivable from Unconsolidated Real Estate Entities), interest expense, general and administrative expense and gains and losses on the early repayment of debt are not allocable to any of our reportable segments. Our chief operating decision maker does not consider the book value of assets in making resource allocation decisions.

Following is the description of and basis for presentation for each of our segments.

Domestic Self-Storage Segment

The Domestic Self-Storage Segment includes the operations of the 2,065 self-storage facilities owned by the Company and the Subsidiaries, as well as our equity share of the Other Investments. For all periods presented, substantially all of our real estate facilities, goodwill and other intangible assets, other assets, and accrued and other liabilities are associated with the Domestic Self-Storage Segment.

European Self-Storage Segment

The European Self-Storage segment comprises our interest in Shurgard Europe, which has a separate management team reporting directly to our chief operating decision maker and our joint venture partner. The European Self-Storage segment includes our equity share of Shurgard Europe's operations, the interest and other income received from Shurgard Europe, and foreign currency exchange gains and losses that are attributable to Shurgard Europe. Our balance sheet includes an investment in Shurgard Europe (Note 4) and a loan receivable from Shurgard Europe (Note 5).

Commercial Segment

The Commercial segment comprises our investment in PSB, a self-managed REIT with a separate management team that makes its financing, capital allocation and other significant decisions. The Commercial segment also includes our direct interest in certain commercial facilities, substantially all of which are managed by PSB. The Commercial segment presentation includes our equity earnings and interest income from PSB, as well as the revenues and expenses of our commercial facilities. At December 31, 2012, the assets of the Commercial segment are comprised principally of our investment in PSB (Note 4).

Presentation of Segment Information

The following tables reconcile the performance of each segment, in terms of segment income, to our net income (amounts in thousands):

For the year ended December 31, 2012

	Domestic Self-Storage	European Self-Storage	Commercial	Other Items Not Allocated to Segments	Total
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,703,090	$ -	$ -	$ -	$ 1,703,090
Ancillary operations	-	-	14,071	109,568	123,639
	1,703,090	-	14,071	109,568	1,826,729
Expenses:					
Self-storage cost of operations	501,866	-	-	-	501,866
Ancillary cost of operations	-	-	4,908	33,355	38,263
Depreciation and amortization	354,971	-	2,810	-	357,781
General and administrative	-	-	-	56,837	56,837
	856,837	-	7,718	90,192	954,747
Operating income	846,253	-	6,353	19,376	871,982
Interest and other income	-	19,966	-	2,108	22,074
Interest expense	-	-	-	(19,813)	(19,813)
Equity in earnings of unconsolidated real estate entities	1,725	33,223	10,638	-	45,586
Foreign currency exchange gain	-	8,876	-	-	8,876
Gain on real estate sales	1,456	-	-	-	1,456
Income from continuing operations	849,434	62,065	16,991	1,671	930,161
Discontinued operations	12,874	-	-	-	12,874
Net income	$ 862,308	$ 62,065	$ 16,991	$ 1,671	$ 943,035

PUBLIC STORAGE
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

For the year ended December 31, 2011

	Domestic Self-Storage	European Self-Storage	Commercial	Other Items Not Allocated to Segments	Total
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,603,524	$ -	$ -	$ -	$ 1,603,524
Ancillary operations	-	-	14,592	99,497	114,089
	1,603,524	-	14,592	99,497	1,717,613
Expenses:					
Self-storage cost of operations	504,838	-	-	-	504,838
Ancillary cost of operations	-	-	5,505	31,891	37,396
Depreciation and amortization	355,315	-	2,654	-	357,969
General and administrative	-	-	-	52,410	52,410
Asset impairment charges	297	-	-	1,889	2,186
	860,450	-	8,159	86,190	954,799
Operating income	743,074	-	6,433	13,307	762,814
Interest and other income	-	28,190	664	3,479	32,333
Interest expense	-	-	-	(24,222)	(24,222)
Equity in earnings of unconsolidated real estate entities	1,771	29,152	27,781	-	58,704
Foreign currency exchange loss	-	(7,287)	-	-	(7,287)
Gain on real estate sales and debt retirement, net	8,953	-	-	1,848	10,801
Income (loss) from continuing operations	753,798	50,055	34,878	(5,588)	833,143
Discontinued operations	3,696	-	-	(380)	3,316
Net income (loss)	$ 757,494	$ 50,055	$ 34,878	$ (5,968)	$ 836,459

For the year ended December 31, 2010

	Domestic Self-Storage	European Self-Storage	Commercial	Other Items Not Allocated to Segments	Total
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,509,396	$ -	$ -	$ -	$ 1,509,396
Ancillary operations	-	-	14,261	90,120	104,381
	1,509,396	-	14,261	90,120	1,613,777
Expenses:					
Self-storage cost of operations	494,715	-	-	-	494,715
Ancillary cost of operations	-	-	5,748	27,941	33,689
Depreciation and amortization	350,625	-	2,620	-	353,245
General and administrative	-	-	-	38,487	38,487
Asset impairment charges	-	-	-	994	994
	845,340	-	8,368	67,422	921,130
Operating income	664,056	-	5,893	22,698	692,647
Interest and other income	-	25,121	-	3,896	29,017
Interest expense	-	-	-	(30,225)	(30,225)
Equity in earnings of unconsolidated real estate entities	1,761	15,872	20,719	-	38,352
Foreign currency exchange loss	-	(42,264)	-	-	(42,264)
Gain on real estate sales and debt retirement, net	396	-	-	431	827
Income (loss) from continuing operations	666,213	(1,271)	26,612	(3,200)	688,354
Discontinued operations	5,146	-	-	2,614	7,760
Net income (loss)	$ 671,359	$ (1,271)	$ 26,612	$ (586)	$ 696,114

12. Recent Accounting Pronouncements and Guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, which clarifies existing fair value measurements principals, and expands certain disclosure requirements. In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" which allows the consideration of qualitative factors in evaluating impairment to reduce (in certain circumstances) the required complexity of supporting computations. We adopted both of these updates on January 1, 2012, which did not have a material impact on our results of operations, financial condition or disclosures.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment," ("ASU No. 2012-02"). The guidance gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not the fair value of the asset exceeds its carrying amount, the company would not be required to perform a quantitative impairment test. If the qualitative assessment does not support the fair value of the asset, then a quantitative assessment is performed. ASU No. 2012-02 is effective for public entities for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU No. 2012-02 will not have a material impact our results of operations or financial condition.

13. Commitments and Contingencies

Contingent Losses

We are a party to various legal proceedings and subject to various claims and complaints that have arisen in the normal course of business. We believe that the likelihood of these pending legal matters and other contingencies resulting in a material loss to the Company, either individually or in the aggregate, is remote.

Insurance and Loss Exposure

We have historically carried customary property, earthquake, general liability, medical insurance provided to our employees, and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of approximately $75 million for property losses and $102 million for general liability losses are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $5.0 million resulting from any one individual event, to a limit of $15.0 million. At December 31, 2012, there were approximately 700,000 certificate holders held by our self-storage tenants participating in this program, representing aggregate coverage of approximately $1.5 billion. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

14. Supplementary Quarterly Financial Data (unaudited)

	Three Months Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(Amounts in thousands, except per share data)			
Self-storage and ancillary revenues (a)	$ 436,408	$ 451,939	$ 472,931	$ 465,451
Self-storage and ancillary cost of operations (a)	$ 148,283	$ 139,030	$ 137,224	$ 115,592
Depreciation and amortization (a)	$ 86,824	$ 88,474	$ 89,897	$ 92,586
Income from continuing operations (a)	$ 206,489	$ 198,696	$ 252,884	$ 272,092
Net income	$ 206,722	$ 198,931	$ 264,819	$ 272,563
Per Common Share (Note 2):				
Net income - Basic	$ 0.74	$ 0.78	$ 1.19	$ 1.23
Net income - Diluted	$ 0.73	$ 0.77	$ 1.18	$ 1.22

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(Amounts in thousands, except per share data)			
Self-storage and ancillary revenues (a)	$ 411,399	$ 423,608	$ 445,563	$ 437,043
Self-storage and ancillary cost of operations (a)	$ 144,049	$ 139,121	$ 138,580	$ 120,484
Depreciation and amortization (a)	$ 88,390	$ 89,043	$ 90,821	$ 89,715
Income from continuing operations	$ 210,669	$ 210,695	$ 192,872	$ 218,907
Net income	$ 210,568	$ 210,941	$ 194,513	$ 220,437
Per Common Share (Note 2):				
Net income - Basic	$ 0.87	$ 0.78	$ 0.69	$ 0.97
Net income - Diluted	$ 0.87	$ 0.77	$ 0.69	$ 0.96

(a) Self-storage and ancillary revenues and cost of operations, as well as depreciation expense and income from continuing operations as presented in this table differ from those amounts as presented in our quarterly reports on Form 10-Q due to the impact of discontinued operations as described in Note 2.

15. Subsequent Events

On January 16, 2013, we issued 20.0 million depositary shares each representing 1/1,000 of our 5.20% Preferred Shares, Series W for gross proceeds of $500.0 million, and we incurred $16.0 million in issuance costs. As of January 16, 2013, we had repaid all amounts outstanding under our Credit Facility from the net proceeds of the issuance of the Series W Preferred Shares.

PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Amounts in thousands)				
Income from continuing operations	$ 930,161	$ 833,143	$ 688,354	$ 796,445	$ 980,560
Less: Income allocated to noncontrolling interests which do not have fixed charges	(3,505)	(11,993)	(16,561)	(17,203)	(17,668)
Equity in earnings of investments (greater) less than cash distributions from investment	(904)	(5,197)	11,536	(3,836)	23,064
Add back: interest expense	19,813	24,222	30,225	29,916	43,944
Total earnings available to cover fixed charges	$ 945,565	$ 840,175	$ 713,554	$ 805,322	$ 1,029,900
Total fixed charges - interest expense (including capitalized interest)	$ 20,210	$ 24,586	$ 30,610	$ 30,634	$ 45,942
Cumulative preferred share cash dividends	$ 205,241	$ 224,877	$ 232,745	$ 232,431	$ 239,721
Preferred partnership unit cash distributions	-	-	5,930	9,455	21,612
Allocations pursuant to EITF Topic D-42	61,696	35,585	8,289	(78,218)	(33,851)
Total preferred distributions	$ 266,937	$ 260,462	$ 246,964	$ 163,668	$ 227,482
Total combined fixed charges and preferred share income allocations	$ 287,147	$ 285,048	$ 277,574	$ 194,302	$ 273,424
Ratio of earnings to fixed charges	46.79x	34.17x	23.31x	26.29x	22.42x
Ratio of earnings to fixed charges and preferred share income allocations	3.29x	2.95x	2.57x	4.14x	3.77x

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement on Form S-3ASR (No. 333-167458) and related prospectus,

(2) Registration Statement on Form S-3ASR (No. 333-185000) and related prospectus,

(3) Registration Statement on Form S-8 (No.333-144907) and related prospectus of Public Storage for the registration of common shares of beneficial interest pertaining to the Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan, and

(4) Post-effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-141448) for the registration of common shares of beneficial interest pertaining to the Public Storage, Inc. 2001 Stock Option and Incentive Plan, Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 1996 Stock Option and Incentive Plan, PS 401(k) Profit Sharing Plan, Shurgard Storage Centers, Inc. 2004 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 2000 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan;

of our reports dated February 25, 2013, with respect to the consolidated financial statements and schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage included in this Annual Report (Form 10-K) of Public Storage for the year ended December 31, 2012.

/s/ Ernst & Young LLP

February 25, 2013
Los Angeles, California

RULE 13A – 14(a) CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chairman, Chief Executive Officer & President
Date: February 25, 2013

RULE 13A – 14(a) CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 25, 2013

SECTION 1350 CERTIFICATION

In connection with the Annual Report on Form 10-K of Public Storage (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chairman, Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chairman, Chief Executive Officer & President
Date: February 25, 2013

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 25, 2013

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

CORPORATE DATA *(as of February 28, 2013)*

Trustees

B. Wayne Hughes
Founder and Chairman Emeritus

Ronald L. Havner, Jr. (2002)
Chairman of the Board, Chief Executive Officer and President

Tamara Hughes Gustavson (2008)
Private Investor

Uri P. Harkham (1993)
Retired President and Chief Executive Officer of Harkham Industries

B. Wayne Hughes, Jr. (1998)
Founder, American Commercial Equities, LLC

Avedick B. Poladian (2010)
Executive Vice President and Chief Operating Officer of Lowe Enterprises, Inc.

Gary E. Pruitt (2006)
Retired Chairman of Univar N.V.

Ronald P. Spogli (2010)
Co-Founder, Freeman Spogli & Co.

Daniel C. Staton (1999)
Chairman of Staton Capital

( ) = date trustee was elected to the Board

Executive Officers

Ronald L. Havner, Jr.
Chairman of the Board, Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

Shawn L. Weidmann
Senior Vice President and Chief Operating Officer

David F. Doll
Senior Vice President and President, Real Estate Group

Steven M. Glick
Senior Vice President, Chief Legal Officer and Corporate Secretary

Candace N. Krol
Senior Vice President, Human Resources

PS Insurance
Capri L. Haga
President

Shurgard Self Storage S.C.A. (Europe)
Marc Oursin
Chief Executive Officer

PS Business Parks, Inc.
Joseph D. Russell, Jr.
President and Chief Executive Officer

Corporate Headquarters
701 Western Avenue
Glendale, CA 91201-2349

Investor Relations
Additional information contact
Clemente Teng
Vice President of Investor Services
(818) 244-8080

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, CA

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Public Storage will be held on May 9, 2013 at 11:00 a.m. at the Hilton Glendale, 100 West Glenoaks Boulevard, Glendale, CA.

Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 11, 2012.

Stock Exchange Listing
The Company's Common Shares trade under ticker symbol PSA on the New York Stock Exchange.

PSA LISTED NYSE

Additional Information Sources
The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers and others.

Public Storage is a member and active supporter of the National Association of Real Estate Investment Trusts.

PUBLIC STORAGE

701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 • www.publicstorage.com

(SKU 002CSN8144)